PROSPECTUS

                                     [LOGO]
                             MANDALAY RESORT GROUP

                               OFFER TO EXCHANGE
                ITS 10 1/4% SENIOR SUBORDINATED NOTES DUE 2007,
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
 FOR ANY AND ALL OF ITS OUTSTANDING 10 1/4% SENIOR SUBORDINATED NOTES DUE 2007

                               ------------------

THE EXCHANGE NOTES

    - The terms of the notes Mandalay Resort Group is issuing will be substantially identical to the outstanding notes that we issued on July 24, 2000, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes.

    - Interest on the notes will accrue at the rate of 10 1/4% per year, payable semi-annually on each February 1 and August 1, beginning February 1, 2001, and the notes will mature on August 1, 2007.

    - The notes will be unsecured and will rank equally with our other senior subordinated debt and junior to our senior debt. The notes will effectively rank junior to all liabilities of our subsidiaries.

    - We may redeem the notes at any time prior to their maturity at the redemption prices described more fully in this prospectus.

MATERIAL TERMS OF THE EXCHANGE OFFER

    - The exchange offer expires at 5:00 p.m., New York City time, on October 10, 2000, unless extended.

    - Our completion of the exchange offer is subject to customary conditions, which we may waive.

    - Upon our completion of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of notes that are registered under the Securities Act of 1933.

    - Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

    - The exchange of registered notes for outstanding notes will not be a taxable exchange for U.S. Federal income tax purposes.

    - We will not receive any proceeds from the exchange offer.

    FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THIS EXCHANGE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THIS PROSPECTUS.
                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE MISSISSIPPI GAMING COMMISSION, THE MICHIGAN GAMING CONTROL BOARD, THE ILLINOIS GAMING BOARD, NOR ANY STATE SECURITIES COMMISSION OR OTHER GAMING AUTHORITY, HAS PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE NOTES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 5, 2000.

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AS IF WE HAD AUTHORIZED IT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, NOR DOES THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Documents Incorporated by Reference.........................     ii

Available Information.......................................     ii

Market Data.................................................    iii

Summary.....................................................      1

Risk Factors................................................     12

Forward-Looking Statements..................................     20

Use of Proceeds.............................................     21

Capitalization..............................................     22

Selected Financial Information..............................     23

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     25

Business and Properties.....................................     36

Regulation and Licensing....................................     47

Description of Other Indebtedness...........................     72

The Exchange Offer..........................................     74

Description of the Exchange Notes...........................     86

Material Federal Income Tax Consequences of the Exchange....    103

Plan of Distribution........................................    104

Legal Matters...............................................    105

Experts.....................................................    105

Index to Financial Statements...............................    F-1

                      DOCUMENTS INCORPORATED BY REFERENCE

    The Securities and Exchange Commission (the "Commission") allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in the documents filed with the Commission prior to the date of this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we file later with the Commission will automatically update the information incorporated by reference and the information in this prospectus.

    We incorporate by reference the following documents we have filed with the
Commission:

    1.  Annual Report on Form 10-K for the year ended January 31, 2000;

    2.  Quarterly Report on Form 10-Q for the fiscal quarter ended April 30,
       2000;

    3.  Current Reports on Form 8-K dated July 19, 2000 and August 9, 2000; and

    4. All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of the offering.

    You may request a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference, by writing or telephoning us at the following address:

                               Investor Relations
                             Mandalay Resort Group
                         3950 Las Vegas Boulevard South
                            Las Vegas, Nevada 89119
                             Attention: Les Martin
                                 (702) 632-6700

    TO OBTAIN TIMELY DELIVERY OF DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, YOU MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER. THE EXCHANGE OFFER WILL EXPIRE ON OCTOBER 10, 2000, UNLESS EXTENDED.

    You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the respective dates on the front of these documents.

                             AVAILABLE INFORMATION

    This prospectus is part of a registration statement on Form S-4 that we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

    We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy and information statements and other information with the Commission. You may read and copy any reports, proxy and information statements and other information we file at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional
Offices: 7 World

Trade Center, 14th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of such material from the Commission by mail at prescribed rates. You should direct requests to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Commission's Public Reference Section by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a website (http://www.sec.gov) that contains the reports, proxy statements and other information filed by us. Our common stock is listed on the New York Stock Exchange and the Pacific Exchange. You may inspect information filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Exchange, 301 Pine Street, San Francisco, California 94104. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

                                  MARKET DATA

    Market data used throughout this prospectus including information relating to our relative position in the casino and gaming industry is based on our good faith estimates, which estimates we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS, INCLUDING THE FINANCIAL DATA AND RELATED NOTES AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. THE TERMS "WE," "OUR," AND "US," AS USED IN THIS PROSPECTUS, REFER TO MANDALAY RESORT GROUP AND ITS SUBSIDIARIES AS A COMBINED ENTITY, EXCEPT WHERE IT IS CLEAR THAT THE TERMS MEAN ONLY MANDALAY RESORT GROUP. WHEN WE USE THE TERM "MANDALAY," IT REFERS ONLY TO MANDALAY RESORT GROUP. THE TERM "OLD NOTES" REFERS TO OUR OUTSTANDING 10 1/4% SENIOR SUBORDINATED NOTES DUE 2007 THAT WE ISSUED ON JULY 24, 2000 AND THAT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT. THE TERM "EXCHANGE NOTES" REFERS TO THE 10 1/4% SENIOR SUBORDINATED NOTES DUE 2007 OFFERED PURSUANT TO THIS PROSPECTUS. THE TERM "NOTES" REFERS TO THE OLD NOTES AND THE EXCHANGE NOTES COLLECTIVELY.

                             MANDALAY RESORT GROUP

OVERVIEW

    We are one of the largest hotel-casino operators in the United States in terms of guest rooms and casino square footage. We have the largest scaled hotel-casino resort development in Las Vegas, the world's largest gaming market. This "masterplan mile" consists of three interconnected megaresorts on 230 acres, including our newest property, Mandalay Bay. We operate 16 properties with more than 27,000 guest rooms and more than one million square feet of casino space in Nevada, Mississippi, Illinois and Michigan. Of these properties, 12 are wholly owned and have more than 22,400 guest rooms and more than 800,000 square feet of casino space. In addition, we own a 50% interest in three joint venture casino properties with approximately 4,700 guest rooms and more than 200,000 square feet of casino space and a 53.5% interest in a fourth joint venture casino with approximately 75,000 square feet of casino space.

    We have provided below information as of April 30, 2000 about our properties that we wholly own and operate, except as otherwise indicated.

                                                       APPROXIMATE
                                            GUEST     CASINO SQUARE               GAMING     PARKING
LOCATION/PROPERTY                           ROOMS        FOOTAGE      SLOTS(1)   TABLES(2)    SPACES
-----------------                          --------   -------------   --------   ---------   --------
LAS VEGAS, NEVADA
  Mandalay Bay(3)........................    3,700        135,000       2,276        130       7,000
  Luxor..................................    4,404        120,000       2,013        105       3,200
  Excalibur..............................    4,008        110,000       2,471         80       4,000
  Circus Circus..........................    3,744        109,000       2,210         79       4,700
  Monte Carlo (50% Owned)................    3,002         90,000       2,056         71       4,000
  Slots-A-Fun............................       --         16,700         526         27          --
RENO, NEVADA
  Circus Circus..........................    1,572         60,000       1,639         72       3,000
  Silver Legacy (50% Owned)..............    1,711         85,000       2,240         79       1,800
LAUGHLIN, NEVADA
  Colorado Belle.........................    1,226         64,000       1,289         41       1,700
  Edgewater..............................    1,450         44,000       1,261         37       2,300
JEAN, NEVADA
  Gold Strike............................      812         37,000       1,020         20       2,100
  Nevada Landing.........................      303         36,000       1,020         21       1,400
HENDERSON, NEVADA
  Railroad Pass..........................      120         21,000         374          9         600
TUNICA COUNTY, MISSISSIPPI
  Gold Strike............................    1,066         48,000       1,488         50       1,400
DETROIT, MICHIGAN
  MotorCity (53.5% Owned)(4).............       --         75,000       2,600        136       3,450
ELGIN, ILLINOIS
  Grand Victoria (50% Owned).............       --         36,000         994         53       2,000
                                            ------      ---------      ------      -----      ------
    Total................................   27,118      1,086,700      25,477      1,010      42,650
                                            ======      =========      ======      =====      ======

                                                     FOOTNOTES ON FOLLOWING PAGE

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(1) Includes slot machines and other coin-operated devices.

(2) Generally includes blackjack ("21"), craps, pai gow poker, Caribbean stud poker, wheel of fortune and roulette. Mandalay Bay also offers baccarat.

(3) This property, which opened March 2, 1999, includes a Four Seasons Hotel with 424 guest rooms that we own and Four Seasons Hotels Limited manages.

(4) This property, which opened December 14, 1999, is being operated pending the construction of a permanent hotel-casino facility which, as currently planned, will have approximately 800 guest rooms, a 100,000-square-foot casino and 4,100 parking spaces.

NEW PROPERTIES

    Mandalay Bay, our newest megaresort, opened on March 2, 1999. The 43-story South Seas themed hotel-casino resort is located on approximately 60 acres on the Las Vegas Strip, adjacent to our Luxor and Excalibur properties. Within Mandalay Bay is a Four Seasons Hotel with 424 guest rooms that provides visitors with the only luxury "five-diamond" hospitality experience in Las Vegas. The Four Seasons brand name has allowed us to successfully target premium customers who are willing to spend more money for a total resort experience. Mandalay Bay's attractions include an 11-acre tropical lagoon featuring a sand-and-surf beach and a three-quarter-mile lazy river ride. The property also features 13 restaurants as well as a House of Blues nightclub and restaurant, including its signature Foundation Room on the resort's top floor. Additional amenities include a 125,000-square-foot convention facility and a 30,000-square-foot spa. The property offers multiple entertainment venues that include a 1,700-seat showroom, the rumjungle nightclub and a 12,000-seat special events arena that features additional entertainment and sporting events.

    Mandalay Bay is the centerpiece of our 230-acre development that we refer to as our masterplan mile. Mandalay Bay and our other masterplan mile resorts, Luxor and Excalibur, function as a cluster of interconnected entertainment destinations with more than 12,000 guest rooms and more than 360,000 square feet of casino space that have no similarly scaled competition in the United States. Our masterplan mile, with its approximately one mile of frontage on the Las Vegas Strip, is a "Strip within the Strip" that offers our guests three distinctively themed hotel-casinos, complemented by an array of restaurants, shops and entertainment venues catering to a broad spectrum of Las Vegas visitors. Mandalay Bay, Luxor and Excalibur are connected by a monorail system as well as a climate-controlled skyway system. On June 20, 2000 we opened the Shark Reef at Mandalay Bay, an aquarium exhibit featuring sharks and rare aquatic predators. We are cross-marketing the aquarium to guests at all of the hotel-casinos within our masterplan mile.

    On December 14, 1999, along with our joint venture partner, Atwater Casino Group, we opened MotorCity Casino, a temporary casino facility in Detroit, Michigan, which is being operated pending the construction of a permanent hotel-casino. We currently plan to build a $600 million hotel-casino that will have approximately 800 hotel rooms, a 100,000-square-foot casino, eight restaurants and a 4,100-space parking facility. We are committed to contribute 20% of the development costs in the form of equity and we plan to fund the balance through project-specific debt financing. We chose to participate in this project due to Detroit's strong demographics and limited competition and to further diversify our cash flow stream.

STRATEGY

    Our objective is to continue being a leader in resort entertainment, with casino gaming as our core strength. Consistent with this objective, we are pursuing the following strategies:

    BEING A LEADER IN EACH OF OUR MARKETS. We intend to continue being a leading owner and operator of destination resort properties in major gaming markets within the U.S. Our properties are located in Las Vegas, Reno and Laughlin, Nevada; Tunica County, Mississippi; Elgin, Illinois (approximately 40 miles northwest of Chicago); and Detroit, Michigan. We have a proven record of building successful megaresorts, including Mandalay Bay, Luxor, Excalibur and Monte Carlo on the Las Vegas Strip. We are planning to develop a hotel-casino resort on the Mississippi Gulf Coast which we believe represents a significant growth opportunity. We expect to continue to focus our future development projects on high growth gaming markets such as those in which we are currently operating or pursuing expansion opportunities.

    OWNING AND OPERATING "MUST SEE" DESTINATIONS. Within each of our existing and target markets, our goal is to own and operate gaming resorts that are viewed by tourists as "must see" properties. In pursuing this strategy, we seek to develop properties that are distinctively themed and provide customers with a memorable vacation experience that includes resort hotel and casino facilities, premier entertainment events and critically acclaimed dining venues, such as Charlie Palmer's Aureole, Wolfgang Puck's Trattoria Del Lupo, China Grill, rumjungle, Red Square and Border Grill at Mandalay Bay. We believe that our hotel-casino resort properties are among the leaders in their respective markets.

    FURTHER DEVELOPING OUR MASTERPLAN MILE. We currently control the largest casino development parcel in Las Vegas, our masterplan mile, that includes 230 acres of land, of which approximately 60 acres are still available for development, and approximately one mile of frontage on the Las Vegas Strip. Mandalay Bay is the centerpiece of this "Strip within the Strip" of interconnected entertainment destinations and is connected to our integrated convention facilities and 12,000-seat arena, as well as our two other masterplan mile resorts, Luxor and Excalibur. Together, these three resorts include more than 12,000 guest rooms and more than 360,000 square feet of casino space. The long-term plan for completion of our masterplan mile presently includes as many as two additional resorts and additional entertainment facilities. We believe the masterplan mile represents a unique gaming resort complex that has no comparably scaled equivalent in the United States.

    TARGETING MULTIPLE SEGMENTS OF CUSTOMERS. We target a broad range of customers by providing a quality resort experience at an attractive value. We have an array of properties that target all segments of the market. With the opening of Mandalay Bay, we increased our commitment to providing additional amenities for our upscale clientele and expanded our target market to include premium clientele. Our masterplan mile development enables us to attract and service all segments of the market in Las Vegas, the world's largest resort destination for entertainment.

    MAXIMIZING CUSTOMER SATISFACTION THROUGH STRATEGIC ALLIANCES. We create "must see" destinations within our resorts, in part, by entering into strategic alliances with premier partners. For example, we own, and Four Seasons Hotels Limited operates, a Four Seasons Hotel within Mandalay Bay. We believe this arrangement enhances Mandalay Bay's appeal by providing the option of a "five-diamond" hotel experience. This arrangement is the first step of a broader effort to identify strategic opportunities for the development of hotel and casino properties worldwide. In addition, we are a partner with HOB Entertainment, Inc. in the ownership of the House of Blues nightclub and restaurant, including its signature Foundation Room on the top floor of Mandalay Bay and in March 2000 we opened a production of the off-Broadway show Blue Man Group ("Live at Luxor") under a shared profit agreement. We believe such alliances help us provide high-quality, distinctively-themed entertainment as a part of the total resort experience offered by Mandalay.

    UTILIZING TECHNOLOGY TO ENHANCE PROFITABILITY. We have invested and will continue to invest in technology and tools that help us better market to and understand our customers. Technology allows for the most efficient pricing models, yield management systems and targeted marketing. Through our customized yield management systems, we are able to adjust the room rates at our properties to achieve an optimal balance between the highest average daily room rate and occupancy levels. We also sell rooms directly to consumers on the Internet, where we believe that we have emerged as an early leader, and will aggressively seek to grow this component of our distribution model. By utilizing our database of customer information we are able to better understand our customers' spending habits and can extend this platform, for example, through strategic marketing alliances with e-commerce companies. This data mining helps us devise strategies to keep our customers at our hotel-casino resorts, and thus capture "leakage" of customer spending at competitor properties, and to maximize

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customer spending per room. Targeted marketing lets us maximize the impact of our advertising through a much more focused marketing campaign.

EXECUTIVE OFFICES

    Our executive offices are located at 3950 Las Vegas Boulevard South, Las Vegas, Nevada 89119. Our telephone number is (702) 632-6700.

                              RECENT DEVELOPMENTS

    On August 24, 2000, we reported our results for the second quarter ended July 31, 2000. For the quarter, we reported net income of $38.1 million, or $.48 per diluted share, compared with $23.6 million, or $.26 per diluted share, in the same quarter last year. During this year's second quarter, we recorded preopening expenses of $1.6 million associated with our popular Shark Reef at Mandalay Bay, which debuted in June. Results for the prior year quarter reflected preopening expenses of $4.3 million related primarily to MotorCity Casino in Detroit.

    For the second quarter, we produced operating cash flow (defined as income from operations plus depreciation and amortization of consolidated entities less minority interest) of $165.8 million (net of rent expense of $9.9 million and preopening expenses of $1.6 million, and before including our share of depreciation of unconsolidated affiliates of $5.6 million). Operating cash flow for the second quarter of the prior year was $127.7 million (net of rent expense of $3.6 million and preopening expenses of $4.3 million, and before including our share of depreciation of unconsolidated affiliates of $5.9 million).

    Our major resorts in Las Vegas turned in positive comparisons in the second quarter against results from the same quarter a year ago. Mandalay Bay generated $19.4 million in operating cash flow for the second quarter (net of rent expense of $9.9 million and preopening expenses of $1.6 million). In the prior year's second quarter, Mandalay Bay generated $15.0 million in operating cash flow (net of rent expense of $3.6 million).

    Meanwhile, Luxor posted $30.1 million in operating cash flow for the second quarter versus $26.8 million for the same quarter a year ago. Excalibur produced $25.8 million in operating cash flow against $20.1 million, and Circus Circus-Las Vegas delivered $21.1 million against $18.3 million in the second quarter last year. At Monte Carlo (50% owned by Mandalay), operating cash flow rose to $23.5 million versus $20.4 million last year. Operating results at all of these properties benefitted from sharply increased visitor traffic to the Las Vegas Strip, and together these properties saw average rates per available room climb by $13 in the second quarter versus the prior year. This trend in room rates, which began earlier in the year, has continued in August. In the first quarter, our average rate per available room rose by $9 on the Las Vegas Strip.

    In Reno, we generated a total of $18.6 million in operating cash flow in the second quarter (including our share of Silver Legacy's operating cash flow) against $17.1 million in the like quarter last year, and in Laughlin, our two properties posted $7.9 million in operating cash flow compared with $7.6 million.

    Following the trend of recent quarters, we experienced a significant upturn in operating cash flow at our gaming vessel, Grand Victoria, in Elgin, Illinois, which conducted dockside operations in the second quarter this year compared with cruising operations during much of the prior year quarter. Grand Victoria (50% owned by Mandalay) achieved $30.8 million in operating cash flow against $23.2 million in the quarter last year. In Mississippi, the Gold Strike in Tunica posted $10.3 million compared to $9.6 million in the second quarter last year. For its part, MotorCity Casino (53.5% owned by Mandalay) turned in $22.8 million in operating cash flow. This property began operations in December 1999.

    Our discussion of operating cash flow should not be considered as an alternative to any measure of performance promulgated under generally accepted accounting principles, such as income from operations, nor should you consider it to be an indicator of our overall financial performance. We have discussed operating cash flow because we believe it provides a more complete analysis of results from operations.

                         SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer........................  We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of
                                            old notes. As of the date of this prospectus,
                                            $500 million in aggregate principal amount of old notes
                                            are outstanding.

                                            We have registered the exchange notes under the
                                            Securities Act and they are substantially identical to
                                            the old notes, except for the elimination of some
                                            transfer restrictions, registration rights and
                                            liquidated damages provisions relating to the old notes.

Accrued Interest on the Exchange Notes and
  the Old Notes...........................  Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the
                                            old notes or, if no interest was paid on the old notes,
                                            from the date of issuance of the old notes, which was on
                                            July 24, 2000. Holders whose old notes are accepted for
                                            exchange will be deemed to have waived the right to
                                            receive any interest accrued on the old notes.

No Minimum Condition......................  We are not conditioning the exchange offer on the tender of any minimum principal amount of old notes.

Expiration Date...........................  The exchange offer will expire at 5:00 p.m., New York
                                            City time, on October 10, 2000, unless we decide to
                                            extend the exchange offer.

Withdrawal Rights.........................  You may withdraw your tender at any time prior to
                                            5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer..........  The exchange offer is subject to customary conditions, which we may waive. We currently anticipate that each of
                                            the conditions will be satisfied and that we will not
                                            need to waive any conditions. We reserve the right to
                                            terminate or amend the exchange offer at any time before
                                            the expiration date if any such condition occurs. For
                                            additional information, see "The Exchange Offer--Certain
                                            Conditions to the Exchange Offer."

Procedures for Tendering Old Notes........  If you are a holder of old notes who wishes to accept the exchange offer, you must:

                                            -  complete, sign and date the accompanying letter of
                                               transmittal, or a facsimile of the letter of
                                               transmittal, and mail or otherwise deliver the letter
                                               of transmittal, together with your old notes, to the
                                               exchange agent at the address set forth under "The
                                               Exchange Offer--Exchange Agent;" or

                                            -  arrange for The Depository Trust Company to transmit
                                               certain required information, including an agent's
                                               message forming part of a book-entry transfer in
                                               which you agree to be bound by the terms of the
                                               letter of transmittal, to the exchange agent in
                                               connection with a book-entry transfer.

                                            By tendering your old notes in either manner, you will
                                            be representing among other things, that:

                                            -  the exchange notes you receive pursuant to the
                                            exchange offer are being acquired in the ordinary course
                                               of your business;

                                            -  you are not participating, do not intend to
                                            participate, and have no arrangement or understanding
                                               with any person to participate, in the distribution
                                               of the exchange notes issued to you in the exchange
                                               offer; and

                                            -  you are not an "affiliate" of ours.

Special Procedures for Beneficial
  Owners..................................  If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or
                                            other nominee and you wish to tender your old notes in
                                            the exchange offer, you should contact the registered
                                            holder promptly and instruct it to tender on your
                                            behalf. If you wish to tender on your own behalf, you
                                            must, prior to completing and executing the letter of
                                            transmittal and delivering your old notes, either
                                            arrange to have your old notes registered in your name
                                            or obtain a properly completed bond power from the
                                            registered holder. The transfer of registered ownership
                                            may take considerable time.

Guaranteed Delivery Procedures............  If you wish to tender your old notes and time will not permit your required documents to reach the exchange
                                            agent by the expiration date, or the procedures for
                                            book-entry transfer cannot be completed on time, you may
                                            tender your old notes according to the guaranteed
                                            delivery procedures described in "The Exchange
                                            Offer--Procedures for Tendering Old Notes."

Acceptance of Old Notes and Delivery of
  Exchange Notes..........................  We will accept for exchange all old notes which are properly tendered in the exchange offer prior to
                                            5:00 p.m., New York City time, on the expiration date.
                                            The exchange notes issued in the exchange offer will be
                                            delivered promptly following the expiration date. For
                                            additional information, see "The Exchange
                                            Offer--Acceptance of Old Notes for Exchange; Delivery of
                                            Exchange Notes."

Use of Proceeds...........................  We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay for
                                            our expenses incident to the exchange offer.

Federal Income Tax Consequences...........  The exchange of exchange notes for old notes in the exchange offer will not be a taxable event for federal
                                            income tax purposes. For additional information, see
                                            "Material Federal Income Tax Consequences of the
                                            Exchange."

Effect on Holders of Old Notes............  As a result of this exchange offer, we will have fulfilled a covenant contained in the registration
                                            rights agreement dated as of July 24, 2000 among
                                            Mandalay Resort Group and Merrill Lynch, Pierce,
                                            Fenner & Smith Incorporated and each of the other
                                            initial purchasers named in the agreement and,
                                            accordingly, there will be no increase in the interest
                                            rate on the old notes. If you do not tender your old
                                            notes in the exchange offer:

                                            -  you will continue to hold the old notes and will be
                                            entitled to all the rights and limitations applicable to
                                               the old notes under the indenture governing the
                                               notes, except for any rights under the registration
                                               rights agreement that terminate as a result of the
                                               completion of the exchange offer; and

                                            -  you will not have any further registration or
                                            exchange rights and your old notes will continue to be
                                               subject to restrictions on transfer. Accordingly, the
                                               trading market for untendered old notes could be
                                               adversely affected.

Exchange Agent............................  The Bank of New York is serving as exchange agent in connection with the exchange offer.

                         SUMMARY OF THE EXCHANGE NOTES

Issuer....................................  Mandalay Resort Group.

Total Amount of Exchange Notes Offered....  Up to $500 million in principal amount of 10 1/4% senior subordinated notes due 2007.

Maturity..................................  August 1, 2007.

Interest..................................  10 1/4% per year.

Interest Payment Dates....................  February 1 and August 1, beginning February 1, 2001.

Optional Redemption.......................  We will not have the right to redeem the exchange notes prior to their maturity, except as described below.
                                            Prior to maturity, Mandalay may redeem the exchange
                                            notes in whole but not in part at a redemption price
                                            equal to 100% of the principal amount of the exchange
                                            notes plus a make-whole premium described in the
                                            "Description of the Exchange Notes" section under the
                                            subheading "Redemption--Optional Redemption."

Optional redemption upon public equity
  offerings...............................  On or prior to August 1, 2003, Mandalay may, at its option, use the net proceeds of a Public Equity Offering
                                            (as defined in this prospectus) to redeem up to 35% of
                                            the originally issued aggregate principal amount of the
                                            notes, at a redemption price in cash equal to 110.25% of
                                            the principal amount thereof, plus accrued and unpaid
                                            interest thereon, if any, to the date of redemption;
                                            PROVIDED that not less $325 million in aggregate
                                            principal amount of notes is outstanding following this
                                            redemption. Notice of any redemption under these
                                            circumstances must be giving not later than 60 days
                                            after the consummation of the Public Equity Offering.

Ranking...................................  The exchange notes will be unsecured senior subordinated obligations and will rank junior to our senior debt. The
                                            exchange notes will rank equally with our other senior
                                            subordinated indebtedness and will rank senior to our
                                            subordinated indebtedness. The exchange notes will
                                            effectively rank junior to all indebtedness and other
                                            liabilities of our subsidiaries. Because the exchange
                                            notes are subordinated, in the event of bankruptcy,
                                            liquidation or dissolution and acceleration of, or
                                            payment default on, senior indebtedness, holders of the
                                            exchange notes will not receive any payment until
                                            holders of senior indebtedness receive payment in full.

                                            As of April 30, 2000, after giving effect to the
                                            offering of the old notes and our use of the net
                                            proceeds, and after giving further effect to our
                                            issuance on August 16, 2000 of $200 million principal
                                            amount of our 9 1/2% senior notes due 2008 and our use
                                            of the net proceeds, we would have had approximately
                                            $1.8 billion of senior debt (including $150 million of
                                            debt incurred with our Detroit joint venture) and our
                                            subsidiaries would have had outstanding approximately
                                            $456.8 million of indebtedness and other liabilities,
                                            excluding any indebtedness included in our senior debt.

Change of Control.........................  If a change of control event occurs, each holder of exchange notes may require Mandalay to repurchase all or
                                            a portion of its exchange notes at a purchase price
                                            equal to 101% of the principal amount of the exchange
                                            notes, plus accrued interest.

Certain covenants.........................  The indenture governing the exchange notes will, among other things, limit our and our subsidiaries' ability
                                            to:

                                            -  enter into sale and lease-back transactions;

                                            -  incur liens on our assets to secure debt;

                                            -  merge or consolidate with another company; and

                                            -  transfer our assets substantially as an entirety.

                                            These covenants are subject to a number of important
                                            qualifications and exceptions which are described in the
                                            "Description of the Exchange Notes" section under the
                                            heading "Additional Covenants of Mandalay" in this
                                            prospectus.

Use of proceeds...........................  We will not receive any cash proceeds from the exchange offer.

                                  RISK FACTORS

    See "Risk Factors" for a discussion of the factors you should carefully consider before deciding to invest in the notes, including factors affecting forward-looking statements.

                         SUMMARY FINANCIAL INFORMATION

    We have derived the following summary consolidated financial information for each of the five fiscal years ended January 31 from audited Consolidated Financial Statements included in Mandalay's Annual Reports on Form 10-K for the fiscal years ended January 31, 1996 through 2000. Our summary consolidated financial information presented in the table below as of and for the three months ended April 30, 1999 and 2000 is unaudited. However, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods have been included. The results of operations for the three months ended April 30, 2000 may not be indicative of the results of operations for the full year. The table should be read together with the other information appearing in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and accompanying notes for the fiscal year ended January 31, 2000 and the Condensed Consolidated Financial Statements and accompanying notes for the three months ended
April 30, 2000.

                                                                                                               THREE MONTHS
                                                                                                             ENDED APRIL 30,
                                                        FISCAL YEAR ENDED JANUARY 31,                          (UNAUDITED)
                                        --------------------------------------------------------------   ------------------------
                                           1996         1997         1998         1999         2000         1999         2000
                                        ----------   ----------   ----------   ----------   ----------   ----------   -----------
                                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA (1):
Net revenues (2)......................  $1,299,596   $1,334,250   $1,354,487   $1,479,780   $2,050,898   $  471,259    $ 639,616
Income from operations................     251,373      222,169      236,500      242,779      273,736       62,499      130,915
Pretax income.........................     205,759      163,863      147,922      140,815      103,116       27,427       78,245
Net income (loss).....................     128,898      100,733       89,908       85,198       42,163       (4,855)      48,858

OTHER DATA:
EBITDA (3)............................  $  400,133   $  379,809   $  376,881   $  391,420   $  506,604   $  139,371    $ 185,483
Capital expenditures..................  $  221,684   $  585,835   $  663,270   $  671,547   $  352,133   $  213,547    $  32,640
Rooms (4).............................      17,739       22,407       23,418       27,118       27,118       27,118       27,118
Casino square footage (4).............     892,900      894,700      894,700    1,030,700    1,086,700    1,030,700    1,086,700
Number of slot machines (4)...........      23,477       22,254       21,520       23,571       25,580       23,467       25,477
Number of table games (4).............         837          814          785          921        1,014          907        1,010
Ratio of earnings to fixed charges
  (5).................................        3.85x        2.68x        1.99x        1.62x        1.47x        1.44x        2.23x

                                                                AS OF APRIL 30, 2000
                                                                     (UNAUDITED)
                                                              -------------------------
                                                                                AS
                                                                ACTUAL     ADJUSTED (6)
                                                              ----------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  142,578    $  142,578
Total assets................................................   4,349,929     4,365,929
Long-term debt..............................................   2,803,705     2,819,705
Stockholders' equity........................................   1,046,113     1,046,113

------------------------

(1) Gold Strike, Nevada Landing and Railroad Pass were acquired on June 1, 1995. Hacienda was acquired on September 1, 1995 and closed on December 1, 1996. Mandalay Bay opened on March 2, 1999 and MotorCity Casino opened on December 14, 1999.

(2) Net of complimentary allowances.

(3) EBITDA consists of operating income plus depreciation and amortization, preopening expense, abandonment losses and other nonrecurring items. Corporate expense also contains depreciation which has been added back in the calculation. EBITDA is a measure commonly used by the financial community but is not prepared in accordance with United States generally accepted accounting principles and should not be considered as a measurement of net cash flows from operating activities.

                                           FOOTNOTES CONTINUED ON FOLLOWING PAGE

(4) These items include 100% of Mandalay's joint venture properties. Mandalay acquired its 50% interest in Grand Victoria, a then-operating riverboat casino in Elgin, Illinois, on June 1, 1995. Joint ventures in which Mandalay owns 50% interests opened Silver Legacy in Reno, Nevada on July 28, 1995 and Monte Carlo in Las Vegas, Nevada, on June 21, 1996. A joint venture in which Mandalay owns a 53.5% interest opened MotorCity Casino, a temporary casino in Detroit, Michigan, on December 14, 1999. The information as of January 31, 1999 includes figures for Mandalay Bay, which opened March 2, 1999. Silver City, a small casino on the Las Vegas Strip, was operated under a lease which expired October 31, 1999.

(5) The ratio of earnings to fixed charges has been computed by dividing net income before fixed charges and income taxes, adjusted to exclude capitalized interest and equity in undistributed earnings of less-than-50%-owned ventures. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, Mandalay's proportionate share of the interest cost of 50%-owned ventures, and the estimated interest component of rental expense.

(6) Gives effect to the July 2000 issuance of the old notes and the use of proceeds therefrom and the August 2000 issuance of $200 million principal amount of 9 1/2% senior notes due 2008 and the use of the proceeds therefrom. See "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN THESE NOTES.

THE RIGHT TO RECEIVE PAYMENTS ON THE NOTES WILL BE JUNIOR TO SOME OF OUR EXISTING AND POSSIBLY ALL OF OUR FUTURE BORROWINGS.

    The notes rank behind all of our existing and future senior debt, including the debt incurred under our revolving credit facility. As of April 30, 2000, after giving effect to the issuance of the old notes and our use of the net proceeds, and after giving further effect to our issuance on August 16, 2000 of $200 million principal amount of our 9 1/2% senior notes due 2008 and our use of the net proceeds, we would have had outstanding approximately $1.8 billion of senior debt (including $150 million of debt incurred with our Detroit joint venture), and approximately $884 million available for borrowing as additional senior debt under our revolving credit facility. In addition, the notes effectively rank junior to all existing and future liabilities of our subsidiaries, which totaled approximately $456.8 million at April 30, 2000, excluding any indebtedness included in senior debt. The indenture governing the notes does not limit our ability to incur substantial additional senior debt, including borrowings under our revolving credit facility, or limit the ability of our subsidiaries to incur additional indebtedness. If we file for bankruptcy, liquidate or dissolve, our assets would be available to pay obligations on the notes only after we pay all of our senior debt. We may not have sufficient assets remaining to make any payments on the notes. In addition, if we default on our senior debt, we may be prohibited, under the terms of the notes, from making any payments on the notes. The term "senior debt," as it applies to the notes, is defined in "Description of the Exchange Notes--Certain Definitions." See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

    We have a significant amount of indebtedness. At April 30, 2000, we had total consolidated indebtedness of approximately $2.8 billion and stockholders' equity of approximately $1.0 billion. In addition, Mandalay is and may become a party to various keep-well agreements relating to existing and future joint ventures in which we have or may have an interest. These agreements may require us to make additional cash contributions.

    The notes will not restrict our ability to borrow substantial additional funds in the future nor do they provide holders any protection should we be involved in transactions that increase our leverage. If we add new indebtedness to our anticipated debt levels following the issuance of the notes, it could increase the related risks that we face.

    Our high level of indebtedness could have important consequences to you, such as:

    - limiting our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service, acquisitions or other obligations, including our obligations with respect to the notes;

    - limiting our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and interest payments on our indebtedness;

    - increasing our interest expenses if there is a rise in interest rates, because a significant portion of our borrowings is and will continue to be under our credit facility and, as such, is of short-term duration (typically 1 to 90 days) that requires ongoing refunding at then current rates of interest;

    - causing our failure to comply with the financial and restrictive covenants contained in the agreements and indentures governing our indebtedness which could cause a default under our other debt or the notes and which, if not cured or waived, could have a material adverse effect on us;

    - limiting our ability to compete with others who are not as highly leveraged, including our ability to explore business opportunities; and

    - limiting our ability to react to changing market conditions, changes in our industry and economic downturns.

    If we do not generate sufficient cash from our operations to make scheduled payments on the notes or to meet our other obligations and/or our joint venture obligations, we will need to take one or more actions including the refinancing of our debt, obtaining additional financing, selling assets, obtaining additional equity capital, or reducing or delaying capital expenditures. We cannot assure you that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

    On May 18, 2000, Mandalay's board of directors authorized a new stock repurchase program permitting the repurchase of up to 15% of the then issued and outstanding shares of Mandalay's common stock, pursuant to which approximately
1.6 million shares had been purchased through August 28, 2000 at a cost of approximately $34.7 million. If Mandalay incurs additional indebtedness to repurchase shares of its common stock, it would increase its leverage.

OUR DEBT AGREEMENTS IMPOSE RESTRICTIONS ON OUR OPERATIONS.

    Our revolving credit facility imposes operating and financial restrictions on us. These restrictions include, among other things, limitations on our ability to:

    - incur additional debt;

    - create liens or other encumbrances;

    - pay dividends or make other restricted payments;

    - make investments, loans or other guarantees;

    - sell or otherwise dispose of a portion of our assets; or

    - merge or consolidate with another entity.

    Our revolving credit facility contains a financial covenant that requires us to not exceed a total indebtedness ratio. Our ability to borrow funds for any purpose will depend on our satisfying this test.

    If we fail to comply with the financial covenant or other restrictions contained in our revolving credit facility or any future financing agreements, an event of default could occur. An event of default could result in the acceleration of some or all of our debt. We would not have, and are not certain we would be able to obtain, sufficient funds to repay our indebtedness if it is accelerated, including our payments on the notes.

MANDALAY IS A HOLDING COMPANY AND DEPENDS ON THE BUSINESS OF ITS SUBSIDIARIES TO SATISFY ITS OBLIGATIONS UNDER THE NOTES.

    Mandalay is a holding company and its assets consist primarily of investments in its subsidiaries. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, Mandalay's cash flow and its ability to meet its debt service obligations depend on:

    - the cash flow of its subsidiaries; and

    - the payment of funds by the subsidiaries to Mandalay in the form of loans, dividends or otherwise.

    Mandalay's subsidiaries are not obligated to make funds available to it for payment on the notes or otherwise. In addition, the ability of Mandalay's subsidiaries to make any payments to it will depend on:

    - their earnings;

    - the terms of their indebtedness;

    - business and tax considerations; and

    - legal and regulatory restrictions.

    These payments may not be adequate to pay interest and principal on the notes when due. In addition, the ability of Mandalay's subsidiaries to make payments to it depends on applicable law and debt instruments to which they or we are or become parties, which may include requirements to maintain minimum levels of working capital and other assets.

    Because Mandalay is a holding company, the notes will effectively rank junior to all existing and future liabilities of its subsidiaries, including trade payables. If there is a bankruptcy, liquidation or dissolution of a subsidiary, the subsidiary may not have sufficient assets remaining to make any payments to Mandalay as a shareholder or otherwise after the payment of its liabilities so that Mandalay can meet its obligations as the holding company, including its obligations to you under the notes. As of April 30, 2000, our subsidiaries had total liabilities of approximately $456.8 million, excluding any indebtedness included in senior debt. The indenture governing the notes will not limit the ability of our subsidiaries to incur substantial additional debt.

AS A NOTEHOLDER, YOU MAY BE REQUIRED TO COMPLY WITH LICENSING, QUALIFICATION OR OTHER REQUIREMENTS UNDER GAMING LAWS OR DISPOSE OF YOUR SECURITIES.

    The gaming authority of any jurisdiction in which we currently or in the future conduct or propose to conduct gaming, either through our subsidiaries or a joint venture, may require that a noteholder be licensed, qualified or found suitable, or comply with any other requirement under applicable gaming laws. If you purchase or otherwise accept an interest in the notes, by the terms of the indenture, you will agree to comply with all of these requirements, including your agreement to apply for a license, qualification or a finding of suitability, or comply with any other requirement, within the required time period, as provided by the relevant gaming authority. If you fail to apply to be, or fail to become, licensed or qualified, or are found unsuitable or fail to comply with any other requirement of a gaming authority, then we will have the right, at our option, to:

    - require you to sell your notes or beneficial interest in the notes within 30 days after you receive notice of our election, or any earlier date that the relevant gaming authority may request or prescribe; or

    - redeem your notes (possibly within less than 30 days following the notice of redemption if requested or prescribed by the gaming authority) at a price equal to the lesser of:

       - your cost;

       - 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date or the date of any failure to comply, whichever is earlier; and

       - any other amount required by applicable law or by order of any gaming authority.

    We will notify the indenture trustee in writing of any redemption as soon as practicable. We will not be responsible for any costs or expenses you may incur in connection with your application for a license, qualification or a finding of suitability, or your compliance with any other requirement of a gaming authority. The indenture will also provide that as soon as a gaming authority requires you to sell your notes, you will, to the extent required by applicable gaming laws, have no further right:

    - to exercise, directly or indirectly, any right conferred by the notes; or

    - to receive from us any interest, dividends or any other distributions or payments, or any remuneration in any form, relating to the notes, except the redemption price we refer to above.

See "Description of the Exchange Notes--Mandatory Disposition Pursuant to Gaming Laws."

WE ARE SUBJECT TO EXTENSIVE STATE AND LOCAL REGULATION, AND LICENSING AND GAMING AUTHORITIES HAVE SIGNIFICANT CONTROL OVER OUR OPERATIONS WHICH COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. We currently conduct licensed gaming operations in Illinois, Michigan, Mississippi and Nevada through wholly owned subsidiaries and/or joint ventures. We are required by each of these states as well as the applicable local authorities in these states to hold various licenses and registrations, findings of suitability, permits and approvals to engage in gaming operations and meet requirements of suitability. The gaming authorities in each state where we conduct business may deny, limit, condition, suspend or revoke a gaming license, registration or finding of suitability. These gaming authorities also control approval of ownership interests in gaming operations. These gaming authorities may deny, limit, or suspend our gaming licenses, registrations, findings of suitability or the approval of any of our ownership interests in any of the licensed gaming operations conducted in these states for any cause they may deem reasonable.

    If we violate gaming laws or regulations that are applicable to us or any joint venture in which we participate, we may have to pay substantial fines or forfeit assets. If any of our gaming licenses are denied, suspended, revoked or not renewed this could have a material adverse effect on our business.

    To date, we and the joint ventures in which we participate have obtained all gaming licenses necessary for the operation of our existing gaming activities. However, gaming licenses and related approvals are privileges under Illinois, Michigan, Mississippi and Nevada law, and we cannot be sure that any new gaming license or related approvals that may be required in the future will be granted, or that our existing gaming licenses or related approvals will not be revoked, suspended, limited or not renewed.

    The Nevada Gaming Commission may, in its discretion, require the holder of any securities that we issue to file applications, be investigated, and be found suitable to own our securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission determines that a person is unsuitable to own our securities, then, under the Nevada Gaming Control Act and the regulations promulgated under this Act, we can be sanctioned, including the loss of our approvals, if without the prior approval of the Nevada Gaming Commission, we:

    - pay to the unsuitable person any dividend, interest or any distribution whatsoever;

    - recognize any voting right by the unsuitable person in connection with the securities;

    - pay the unsuitable person remuneration in any form; or

    - make any payment to the unsuitable person including any principal, redemption, conversion, exchange, liquidation or similar payment.

    Similar to Nevada, the Illinois Gaming Board, the Michigan Gaming Control Board and the Mississippi Gaming Commission have jurisdiction over the holders and beneficial owners of securities that we issue and may also require their investigation and approval. An applicant must pay all costs of investigation incurred by a gaming authority in conducting an investigation relating to the applicant.

    In Nevada as well as Illinois, Michigan and Mississippi, we may not make a public offering of our securities without prior approval of the applicable gaming authorities if we intend to use the securities or proceeds from the offering to:

    - construct, acquire or finance gaming properties in these states; or

    - retire or extend obligations incurred for these purposes or for similar transactions.

    The Nevada Gaming Commission has granted to us prior approval to make public offerings of our securities through January 25, 2001, subject to some conditions. This approval also applies to any affiliated company that we wholly own which is a publicly traded corporation or would become a publicly traded corporation after a public offering. This approval also permits our registered and licensed subsidiaries to guarantee any security, and to pledge their assets to secure the payment or performance of any obligation evidenced by a security, issued by us or our wholly owned public affiliates in a public offering under the approval. However, this approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board and must be renewed biennially. The approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of this prospectus or the investment merits of the securities that we are offering. Any statement indicating otherwise is unlawful. We have received a similar approval from the Mississippi Gaming Commission which is effective until February 17, 2002. The exchange offer will qualify as a public offering and will be made in accordance with the Nevada approval and the Mississippi approval, each as currently in effect or as may be renewed in the discretion of the applicable gaming authority.

    This is only a summary of the regulatory requirements applicable to us and our security holders. For additional information, see the discussion under the caption "Regulation and Licensing."

GAMING REFERENDA HAVE BEEN VOTED ON OR ARE BEING PROPOSED IN CALIFORNIA AND MISSISSIPPI AND ADOPTION OF THESE REFERENDA COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    Voters in California approved Proposition 5, which was proposed by California Indian tribes in the November 3, 1998 election. This referendum sought to legalize gaming operations that numerous tribes operated in contravention of California and Federal law, which could lead to the expansion of gaming operations by California Indian tribes and could have a material adverse effect on our Nevada operations. A legal action was filed in the California Supreme Court challenging the validity of Proposition 5 under the California constitution. On December 2, 1998, the California Supreme Court issued an order staying implementation of Proposition 5. On August 23, 1999, the California Supreme Court issued its decision on Proposition 5, concluding that Proposition 5 is invalid because it violates a state constitutional ban on Nevada-style casino gambling. Subsequently, nearly 60 Indian tribes and California's Governor signed tribal-state agreements that would legalize casino-style gambling in California for Indian tribes. The agreements were contingent on a constitutional amendment that would give tribes the right to offer slot machines and a range of house-banked card games. On September 10, 1999, California lawmakers approved the constitutional amendment along with a separate measure ratifying the tribal-state agreements. On March 7, 2000 California voters approved the constitutional amendment.

    In Mississippi, where we currently own and operate one hotel-casino and plan to build another, two requests were filed with the Secretary of State in 1998 to place on the November 1999 state-wide ballot a voter initiative to ban gaming in the state. The local circuit court found the wording of both initiatives invalid. The sponsor appealed the local circuit court's decision on one of the initiatives to the Mississippi Supreme Court, which affirmed the ruling that the initiative's wording was invalid. Therefore, neither initiative was included on the November 1999 ballot. Since Mississippi is a voter initiative state, it is possible that the gaming ban initiative could be re-worded and meet the requirements to be included in the ballot of a later state-wide election. A third request for a nearly identical initiative was filed with the Secretary of State in 1999. The local circuit court again found the wording of the initiative invalid. The sponsor has appealed that decision to the Mississippi Supreme Court, where the matter is pending. If the sponsor prevails in court and is able to collect the requisite number of signatures, the third request could cause a voter initiative to ban gaming in the state to be placed on the November 2002 or a subsequent state-wide ballot. An affirmative vote representing both a majority of the votes cast with respect to the initiative and at least 40% of the voters casting votes on any matter in the election is required to pass any Mississippi initiative. If any initiative is submitted to the voters of Mississippi for their consideration, no assurance can be given regarding the outcome of the vote or the impact of the vote on our current or proposed gaming operations in this state.

WE FACE SUBSTANTIAL COMPETITION IN THE HOTEL AND CASINO INDUSTRY.

    The hotel and casino industry is very competitive. Our hotel-casino operations in Las Vegas, which are conducted primarily from properties located along the Las Vegas Strip, currently compete with numerous other major hotel-casinos and a number of smaller casinos located on or near the Las Vegas Strip. Our Las Vegas operations also compete with casinos located in downtown Las Vegas, in Las Vegas' suburban areas and, to a lesser extent, with casino and hotel properties in other parts of Nevada, including Laughlin, Reno and along I-15 (the principal highway between Las Vegas and southern California) near the California-Nevada state line. Las Vegas casinos, including our own, also compete with Native American casinos in southern California (the principal source of business for Las Vegas casinos including our own) and central Arizona and, to a lesser extent, with casinos in other parts of the country.

    Casino and guest room capacity has increased significantly in the Las Vegas market. During the period from October 1998 through September 1999, four major hotel-casino resorts, including our own Mandalay Bay, opened on the Las Vegas Strip. As a result of these openings, the number of guest rooms increased by approximately 12,500, including the 3,700 at Mandalay Bay. While our Las Vegas operations had previously benefitted from growth in hotel and casino capacity in the Las Vegas market when we were a significant contributor to the new capacity, the addition of 1,000 guest rooms at Circus Circus-Las Vegas and an additional 1,950 guest rooms at Luxor in 1997 did not initially contribute to visitor growth. The impact on our operations of the added hotel and casino capacity recently completed, including a fifth hotel-casino which opened August 18, 2000, and any additional capacity subsequently opened in Las Vegas, will depend on the ability of the new properties, including Mandalay Bay, to produce a significant and sustained increase in the flow of visitors to the Las Vegas market.

    Circus Circus-Reno competes with approximately 11 other major casinos (the majority of which offer hotel rooms), including Silver Legacy, a hotel-casino complex with 1,711 guest rooms, which is 50% owned by one of our wholly owned subsidiaries. Circus Circus-Reno and Silver Legacy also compete with numerous other smaller casinos in the greater Reno area and, to a lesser extent, with casinos and hotels in Lake Tahoe and other parts of Nevada.

    In Laughlin, the Colorado Belle and the Edgewater, which together accounted for approximately 25% of the rooms in Laughlin as of April 30, 2000, compete with eight other Laughlin casinos. They also compete with the hotel-casinos in Las Vegas and those on I-15 (the principal highway between Las Vegas and southern California) near the California-Nevada state line, as well as a growing number of Native American casinos in Laughlin's regional market. The expansion of hotel and casino capacity in Las Vegas in recent years and the growth of Native American casinos in central Arizona and southern

California have had a negative impact on Laughlin area properties, including the Colorado Belle and the Edgewater, by drawing visitors from the Laughlin market. This has, in turn, resulted in increased competition among Laughlin properties for a reduced number of visitors which contributes to generally lower revenues and profit margins at Laughlin properties, including the Colorado Belle and the Edgewater.

    Our Jean, Nevada properties, Gold Strike and Nevada Landing, are located on I-15 (the principal highway between Las Vegas and southern California), approximately 25 miles south of Las Vegas and 12 miles north of the California-Nevada border. These properties attract their customers almost entirely from the large number of people traveling between Las Vegas and southern California. Accordingly, these properties compete with the large concentration of hotel, casino and other entertainment options available in Las Vegas as well as three hotel-casinos located at the California-Nevada border. The growth of Native American casinos in southern California has also drawn visitors from the Jean, Nevada market.

    Gold Strike-Tunica competes with other casinos in Tunica County, Mississippi, including a hotel-casino which is closer to Memphis, the largest city in Tunica County's principal market, than any of the other facilities currently in operation in Tunica County. Gold Strike-Tunica's hotel tower, which has 1,066 guest rooms, was completed in early 1998 and provides this property with the second largest number of guest rooms in the Tunica County market.

    Grand Victoria is a 50% owned riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. Grand Victoria is one of nine licensed gaming riverboats currently operating in Illinois and is located approximately 20 miles and 40 miles, respectively, from its nearest competitors in Aurora, Illinois and Joliet, Illinois. Recently passed legislation in Illinois would allow a casino in Rosemont, approximately 16 miles from Grand Victoria. This legislation is being challenged in court.

    Gaming has expanded dramatically in the United States in recent years. Forms of gaming include:

    - riverboats;

    - dockside gaming facilities;

    - Native American gaming ventures;

    - land-based casinos;

    - state-sponsored lotteries;

    - off-track wagering;

    - Internet gaming; and

    - card parlors.

    Since 1990, when there were casinos in only three states (excluding casinos on Native American lands), gaming has spread to a number of additional states. In addition, other states are currently considering, or may in the future consider, legalizing casino gaming in specific geographic areas within their states. Many Native American tribes conduct casino gaming throughout the United States. Other Native American tribes are either in the process of establishing or are considering establishing gaming at additional locations, including sites in California and Arizona. The competitive impact on Nevada gaming establishments, in general, and our operations, in particular, from the continued growth of gaming in jurisdictions outside Nevada cannot be determined at this time. We believe that the expansion of casino gaming in markets close to Nevada, such as California and Arizona, and the expansion of the types of gaming permitted in California under the amendment to the California constitution approved on March 7, 2000, could have an adverse impact on our operations and, depending on the nature, location and extent of those operations outside of Nevada, the impact could be material.

WE MAY NOT BE ABLE TO PURCHASE YOUR NOTES UPON A CHANGE OF CONTROL.

    Upon the occurrence of specified "change of control" events, Mandalay will be required to offer to purchase each holder's notes at a price of 101% of their principal amount plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the notes that holders tender to us upon a change of control offer. The occurrence of a change of control could also constitute a default under our credit facilities and/or any of our future credit facilities. Our bank lenders may also have the right to prohibit any such purchase or redemption, in which event Mandalay would be in default on the notes. For further discussion, see "Description of the Exchange Notes--Change of Control."

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THESE NOTES.

    We are offering the exchange notes to the holders of the old notes. The old notes were sold in July 2000 to a small number of institutional investors and are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected. We cannot assure you that this market will provide liquidity for you if you want to sell your old notes.

    We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. The exchange notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers of the old notes have advised us that they currently intend to make a market with respect to the exchange notes. However, they are not obligated to do so, and any market making activities may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer.

    The liquidity of, and trading market for, the exchange notes also may be adversely affected by changes in the market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

    As a result, you cannot be sure that an active trading market will develop for the exchange notes.

CERTAIN CONSTRUCTION RISKS MAY ARISE DURING THE BUILDING OF ANY NEW PROPERTIES.

    Any major construction project we, or any joint venture in which we own an interest, may undertake will involve many risks. These risks include potential shortages of materials and labor, work stoppages, labor disputes, weather interference, unforeseen engineering, environmental or geological problems and unanticipated cost increases, any of which can give rise to delays or cost overruns. Construction, equipment or staffing requirements or problems or difficulties in obtaining any of the requisite licenses, permits, allocations or authorizations from regulatory authorities can increase the cost or delay the construction or opening of the facility or otherwise affect the project's planned design and features. It is possible that we may change budget and construction plans we have developed for a project for competitive or other reasons.

    In addition to all of the risks referred to in the preceding paragraph, the Detroit joint venture's construction of its planned permanent facility is dependent on the acquisition of the proposed permanent site and the satisfactory resolution of the litigation described under "Business and Properties--Litigation." Accordingly, there can be no assurance as to the commencement or successful completion of any project we or any joint venture in which we are a participant may undertake, including the Detroit joint venture's planned hotel-casino.

THE NATIONAL GAMBLING IMPACT STUDY COMMISSION'S RECOMMENDATIONS MAY ADVERSELY AFFECT THE GAMING INDUSTRY AND OUR OPERATIONS.

    On April 28, 1999, the National Gambling Impact Study Commission established by the United States Congress to conduct a comprehensive study of the social and economic impact of gaming in the United States voted to recommend that the expansion of gambling be curtailed. In June 1999, the National Commission issued a final report of its findings and conclusions, together with recommendations for legislative and administrative actions. Below are highlights of some of those recommendations:

    - Legal gaming should be restricted to those at least 21 years of age;

    - Betting on college and amateur sports should be banned;

    - The introduction of casino-style gambling at pari-mutual racing facilities for the primary purpose of saving the pari-mutual facility financially should be prohibited;

    - Internet gaming should be banned within the United States;

    - The types of gaming activities allowed by Indian tribes within a given state should not be inconsistent with the gaming activities allowed to other persons in that state; and

    - State, local and tribal governments should recognize that casino gaming provides economic development, particularly for economically depressed areas. The National Commission differentiated casino gaming from stand-alone slot machines (e.g., in convenience stores), Internet gaming and lotteries which the commission stated do not provide the same economic development.

Any additional regulation of the gaming industry which may result from the National Commission's report may have an adverse effect on the gaming industry, including us.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, including:

    - statements relating to our business strategy;

    - our current and future development plans; and

    - statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions.

    These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. The following factors, among others, could cause our financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements:

    - our development and construction activities and those of the joint ventures in which we participate;

    - competition;

    - our dependence on existing management;

    - leverage and debt service (including sensitivity to fluctuations in interest rates and ratings which national rating agencies assign to our outstanding debt securities);

    - domestic and global economic, credit and capital market conditions;

    - changes in federal or state tax laws or the administration of these laws;

    - changes in gaming laws or regulations (including the legalization or expansion of gaming in certain jurisdictions);

    - applications for licenses and approvals under applicable laws and regulations (including gaming laws and regulations);

    - regulatory or judicial proceedings; and

    - certain risks described under the heading "Risk Factors."

    If one or more of the assumptions underlying our forward-looking statements proves incorrect, then our actual results, performance or achievements in 2000 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements contained or incorporated by reference in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, whether as a result of new information, changed assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                USE OF PROCEEDS

    We will not receive any proceeds from the exchange of the exchange notes for the old notes pursuant to the exchange offer.

    We used the aggregate net proceeds from the offering of the old notes, which were approximately $488.3 million after deducting fees and expenses associated with the offering, to repay a portion of the outstanding debt under our revolving credit facility.

                                 CAPITALIZATION

    The following table sets forth our capitalization at April 30, 2000:

    - on a historical basis; and

    - as adjusted after giving effect to

       - the offering of the old notes and the application of the net proceeds of approximately $488.3 million; and

       - our issuance on August 16, 2000 of our 9 1/2% senior notes due 2008 and the application of the net proceeds of approximately $195.8 million.

    You should read this information together with the information in the "Use of Proceeds" section and the audited consolidated financial statements and related notes for the fiscal year ended January 31, 2000 and the unaudited condensed consolidated financial statements and related notes for the three months ended April 30, 2000 appearing elsewhere in this prospectus.

                                                                   APRIL 30, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                    (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
CASH AND CASH EQUIVALENTS...................................  $  142,578   $  142,578
                                                              ==========   ==========

CURRENT PORTION OF LONG-TERM DEBT...........................  $   25,271   $   25,271
                                                              ----------   ----------
LONG-TERM DEBT:
  Credit facility (1).......................................   1,550,000      866,000
  Corporate debt program (2)................................      50,000       50,000
  Joint venture credit facility (3).........................     125,000      125,000
  6.45% senior notes due 2006...............................     199,747      199,747
  9 1/2% senior notes due 2008..............................          --      200,000
  7.00% debentures due 2036.................................     149,884      149,884
  6.70% debentures due 2096.................................     149,829      149,829
  6 3/4% senior subordinated notes due 2003.................     149,949      149,949
  9 1/4% senior subordinated notes due 2005.................     275,000      275,000
  10 1/4% senior subordinated notes due 2007................          --      500,000
  7 5/8% senior subordinated debentures 2013................     150,000      150,000
  Other notes...............................................       4,296        4,296
                                                              ----------   ----------
  Total long-term debt, net of current portion..............   2,803,705    2,819,705
                                                              ----------   ----------
      TOTAL STOCKHOLDERS' EQUITY............................   1,046,113    1,046,113
                                                              ----------   ----------
        TOTAL CAPITALIZATION................................  $3,875,089   $3,891,089
                                                              ==========   ==========

------------------------

(1) Our current credit facility provides us with a $1.8 billion revolving credit line. We are currently in the process of securing a second credit facility for an estimated $140 million to improve our borrowing flexibility. This additional credit facility is expected to close in September 2000. Our ability to borrow under the current credit facility is, and our ability to borrow under the new credit facility will be, subject to our compliance with the covenants in the current credit facility. See "Description of Other Indebtedness."

(2) We have a corporate debt program whereby we can issue commercial paper or similar forms of short-term debt. See Note 3 of "Notes to the Consolidated Financial Statements" included in this prospectus.

(3) MotorCity Casino is a 53.5%-owned joint venture. For financial reporting purposes, MotorCity Casino's credit facility is reflected as an obligation of Mandalay, which has guaranteed the indebtedness incurred under the facility. See Note 3 of "Notes to the Consolidated Financial Statements" included in this prospectus.

                         SELECTED FINANCIAL INFORMATION

    Our summary consolidated financial information presented in the table below for each of the five fiscal years ended January 31, and the balance sheet data as of the end of each year, has been derived from audited consolidated financial statements included in our annual reports on Form 10-K. Our summary consolidated financial information presented in the table below as of and for the three months ended April 30, 1999 and 2000 is unaudited. However, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods have been included. The results of operations for the three months ended April 30, 2000 may not be indicative of the results of operations for the full year. The table should be read together with the consolidated financial statements and related notes for the fiscal year ended January 31, 2000 and the condensed consolidated financial statements and related notes for the three months ended April 30, 2000 appearing elsewhere in this prospectus.

                                                                                                               THREE MONTHS
                                                                                                              ENDED APRIL 30,
                                                         FISCAL YEAR ENDED JANUARY 31,                          (UNAUDITED)
                                         --------------------------------------------------------------   -----------------------
                                            1996         1997         1998         1999         2000         1999         2000
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA (1):
Revenues
  Casino...............................  $  664,772   $  655,902   $  632,122   $  709,909   $  951,492   $  216,815   $  314,659
  Rooms................................     278,807      294,241      330,644      355,635      534,132      130,610      159,930
  Food and beverage....................     201,385      210,384      215,584      246,622      346,647       81,355      105,502
  Other................................     158,534      146,554      142,407      170,701      251,509       50,953       69,748
  Earnings of unconsolidated
    affiliates.........................      45,485       86,646       98,977       83,967       98,627       21,994       29,649
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          1,348,983    1,393,727    1,419,734    1,566,834    2,182,407      501,727      679,488
Less-complimentary allowances..........     (49,387)     (59,477)     (65,247)     (87,054)    (131,509)     (30,468)     (39,872)
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net revenues.........................   1,299,596    1,334,250    1,354,487    1,479,780    2,050,898      471,259      639,616
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Costs and expenses
  Casino...............................     275,680      302,096      316,902      367,449      510,794      110,519      162,145
  Rooms................................     110,362      116,508      122,934      128,622      189,419       41,965       50,644
  Food and beverage....................     188,712      200,722      199,955      207,663      276,261       64,134       76,781
  Other operating expenses.............      92,631       90,601       99,460      113,864      179,907       34,599       50,031
  General and administrative...........     215,083      227,348      223,263      253,138      339,455       73,308       99,681
  Depreciation and amortization........      93,938       95,414      117,474      133,801      169,226       41,090       51,577
  Operating lease rent.................          --           --           --           --       25,994        2,415        9,680
  Preopening expenses..................          --           --        3,447           --       49,134       33,610          255
  Abandonment losses...................      45,148       48,309           --           --        5,433           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total costs and expenses before
      corporate expense................   1,021,554    1,080,998    1,083,435    1,204,537    1,745,623      401,640      500,794
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating profit before corporate
  expense..............................     278,042      253,252      271,052      275,243      305,275       69,619      138,822
Corporate expense......................      26,669       31,083       34,552       32,464       31,539        7,120        7,907
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from operations.................     251,373      222,169      236,500      242,779      273,736       62,499      130,915

Interest expense.......................     (51,537)     (54,681)     (88,847)     (95,541)    (165,670)     (33,507)     (49,487)
Interest expense from unconsolidated
  affiliates...........................      (5,616)     (15,567)     (15,551)     (12,275)     (11,085)      (2,802)      (2,705)
Other income...........................      11,539       11,942       15,820        5,852        6,427        1,237        3,113
Minority interest......................          --           --           --           --         (292)          --       (3,591)
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before provision for income
  tax..................................     205,759      163,863      147,922      140,815      103,116       27,427       78,245
Provision for income tax...............      76,861       63,130       58,014       55,617       38,959       10,288       29,387
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before cumulative effect of
  change in accounting principle.......     128,898      100,733       89,908       85,198       64,157       17,139       48,858
Cumulative effect of change in
  accounting principle for preopening
  expenses, net of tax benefit of
  $11,843..............................          --           --           --           --      (21,994)     (21,994)          --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income.............................  $  128,898   $  100,733   $   89,908   $   85,198   $   42,163   $   (4,855)  $   48,858
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                                                               THREE MONTHS
                                                                                                              ENDED APRIL 30,
                                                         FISCAL YEAR ENDED JANUARY 31,                          (UNAUDITED)
                                         --------------------------------------------------------------   -----------------------
                                            1996         1997         1998         1999         2000         1999         2000
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
OTHER DATA:
EBITDA (2).............................  $  400,133   $  379,809   $  376,881   $  391,420   $  506,604   $  139,371   $  185,483
Capital expenditures...................  $  221,684   $  585,835   $  663,270   $  671,547   $  352,133   $  213,547   $   32,640
Rooms (3)..............................      17,739       22,407       23,418       27,118       27,118       27,118       27,118
Casino square footage (3)..............     892,900      894,700      894,700    1,030,700    1,086,700    1,030,700    1,086,700
Number of slot machines (3)............      23,477       22,254       21,520       23,571       25,580       23,467       25,477
Number of table games (3)..............         837          814          785          921        1,014          907        1,010
Ratio of earnings to fixed charges
  (4)..................................       3.85x        2.68x        1.99x        1.62x        1.47x        1.44x        2.23x

BALANCE SHEET DATA:
Cash and cash equivalents..............  $   62,704   $   69,516   $   58,631   $   81,389   $  116,617   $   90,558   $  142,578
Property, equipment and leasehold
  interests............................   1,474,684    1,920,032    2,466,848    3,000,822    3,335,071    3,173,544    3,316,521
Total assets...........................   2,213,503    2,729,111    3,263,548    3,869,707    4,329,476    4,068,983    4,349,929
Long-term debt.........................     715,214    1,405,897    1,788,818    2,259,149    2,691,292    2,463,836    2,803,705
Total stockholders' equity.............   1,226,812      971,791    1,123,749    1,157,628    1,187,780    1,145,650    1,046,113

------------------------

(1) Gold Strike, Nevada Landing and Railroad Pass were acquired on June 1, 1995. Hacienda was acquired on September 1, 1995 and closed on December 1, 1996. Mandalay Bay opened on March 2, 1999 and MotorCity Casino opened on
    December 14, 1999.

(2) EBITDA consists of operating income plus depreciation and amortization, preopening expense, abandonment losses and other nonrecurring items. Corporate expense also contains depreciation which has been added back in the calculation. EBITDA is a measure commonly used by the financial community but is not prepared in accordance with United States generally accepted accounting principles and should not be considered as a measurement of net cash flows from operating activities.

(3) These items include 100% of Mandalay's joint venture properties. Mandalay acquired its 50% interest in Grand Victoria, a then-operating riverboat casino in Elgin, Illinois, on June 1, 1995. Joint ventures in which Mandalay owns 50% interests opened Silver Legacy in Reno, Nevada on July 28, 1995 and Monte Carlo in Las Vegas, Nevada, on June 21, 1996. A joint venture in which Mandalay owns a 53.5% interest opened MotorCity Casino, a temporary casino in Detroit, Michigan, on December 14, 1999. The information as of
    January 31, 1999 includes figures for Mandalay Bay, which opened March 2, 1999. Silver City, a small casino on the Las Vegas Strip, was operated under a lease which expired October 31, 1999.

(4) The ratio of earnings to fixed charges has been computed by dividing net income before fixed charges and income taxes, adjusted to exclude capitalized interest and equity in undistributed earnings of less-than-50%-owned ventures. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, Mandalay's proportionate share of the interest cost of 50%-owned ventures, and the estimated interest component of rental expense.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS, INCLUDING THE RELATED NOTES, THE OTHER FINANCIAL INFORMATION IN THIS PROSPECTUS, AND THE DISCUSSION CONCERNING THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE NOTES INCLUDED IN THE "RISK FACTORS" SECTION.

THREE MONTHS ENDED APRIL 30, 2000 COMPARED WITH THE THREE MONTHS ENDED
  APRIL 30, 1999

RESULTS OF OPERATIONS

    We reported net income of $48.9 million, or $.58 per share, for the quarter ended April 30, 2000, versus a net loss of $4.9 million, or $.05 per share, for the same quarter last year. The prior year loss included the write-off of $67.4 million of preopening expenses related primarily to Mandalay Bay (which opened March 2, 1999) and MotorCity Casino (a 53.5%-owned joint venture which opened December 14, 1999 in Detroit, Michigan). Excluding these preopening expenses, earnings per share in last year's first quarter were $.43. The increase in earnings in the first quarter was due primarily to strong operating results at all of our major properties, most notably our south Las Vegas Strip properties and Grand Victoria in Elgin, Illinois. The contribution from the recently opened MotorCity Casino was also a factor.

    The preopening expenses discussed above were reflected in two categories. Those expenses incurred prior to January 31, 1999 were treated as a cumulative effect of a change in accounting principle and those incurred subsequent to January 31, 1999 were expensed as incurred.

REVENUES

    Revenues increased $168.4 million, or 36%, in the three months ended
April 30, 2000 compared to the prior year. All of our major wholly owned and joint venture properties generated higher revenues during the quarter. The overall increase was attributable primarily to MotorCity Casino, which produced $78.5 million in revenue in its first full quarter of operations, and to Mandalay Bay, which generated $137.8 million in revenues in the quarter compared with $80.5 million in the prior year quarter when it was open only 59 days. Other significant contributors were Luxor (up $9.2 million, or 10%) and Excalibur (up $5.3 million, or 7%).

    We record our share of the operating income of our unconsolidated joint ventures (Grand Victoria, Monte Carlo and Silver Legacy) as revenue under "Earnings of Unconsolidated Affiliates." Results of MotorCity Casino are consolidated for financial reporting purposes.

INCOME FROM OPERATIONS (EXCLUDING NONRECURRING ITEMS)

    For the three months ended April 30, 2000, income from operations rose $35.1 million, or 36%, from the prior year. The composite operating margin was 20.5% versus 20.4% in the prior year quarter. A discussion of operating results by market follows.

LAS VEGAS

    Our Las Vegas properties posted an overall increase in operating income of $12.3 million, or 17%. Luxor was the largest contributor to this increase, with operating income rising $6.4 million, or 32%. Excalibur was also a significant contributor, producing an increase of $4.9 million, or 25%. Moreover, operating income at Circus Circus-Las Vegas rose 8%, while Monte Carlo's contribution to operating income rose 7%. Operating income at Mandalay Bay declined slightly despite the property being open an additional month in this year's first quarter. Operating lease rent for that property, which increased $7.3 million from the prior year, was the principal factor in this decline.

    The strong year-over-year increases in operating income at our Las Vegas properties were driven by an uptrend in the number of visitors to the Las Vegas Strip. This was evidenced by an average $8 increase in revenue per available room (REVPAR) at our wholly owned properties, led by Mandalay Bay, whose average room rate increased 17% to $155, and Luxor, whose average room rate topped $102 (up 8%). For its part, Monte Carlo's REVPAR increased $10. Furthermore, casino revenues at our wholly owned Las Vegas properties increased approximately 8% on a same-store basis (adjusting for the additional month of operations at Mandalay Bay in the current year).

RENO

    In Reno, our combined operating income (Circus Circus-Reno plus our 50% interest in Silver Legacy) rose $3.4 million, or 68%, versus the year ago quarter. Both properties posted significant REVPAR increases, while casino revenues rose 10% at Circus Circus-Reno and 20% at Silver Legacy. Reno hosts national bowling tournaments two out of every three years, and this year the city is hosting the women's national tournament.

LAUGHLIN

    Our two Laughlin properties, Colorado Belle and Edgewater, posted a combined increase in operating income of $.9 million, or 10%. This market has been on a general uptrend over the past two years, as visitor counts to Laughlin have increased. Like our Las Vegas operations, these properties experienced increases in both REVPAR and casino revenues.

OTHER MARKETS

    Our newest property, MotorCity Casino in Detroit, Michigan, delivered $11.0 million in operating income in its first full quarter of operations. See "--Financial Position and Capital Resources" for additional details regarding our Detroit operation.

    In Tunica County, Mississippi, operating income at Gold Strike rose $1.7 million, or 30%, from the prior year. Casino revenues grew 9%, as this property continued to increase its market share.

    The contribution to operating income from Grand Victoria (a 50%-owned riverboat casino in Elgin, Illinois) increased $6.5 million, or 83%, as the advent of dockside gaming in June 1999 contributed to significant volume increases.

INTEREST EXPENSE

    For the three months ended April 30, 2000, interest expense (excluding unconsolidated joint venture interest expense and before capitalized interest) rose $10.0 million to $51.2 million. The increase was due primarily to higher average borrowings (approximately $2.8 billion in the current quarter against approximately $2.4 billion last year) related to the purchase of approximately
11.9 million shares of our common stock during this year's first quarter and $150 million in borrowings associated with MotorCity Casino, which is consolidated for financial reporting purposes. Capitalized interest was $1.7 million for the quarter ended April 30, 2000 versus $7.7 million in the year-ago quarter. Long-term debt at April 30, 2000 stood at $2.8 billion compared to nearly $2.5 billion at April 30, 1999.

    We also recorded interest expense related to unconsolidated joint venture projects of $2.7 million in the quarter ended April 30, 2000 compared to $2.8 million in the previous year. This reflects our 50% share of the interest expense of Silver Legacy and Monte Carlo.

INCOME TAX

    The effective tax rate was approximately 37.5% for the three months ended April 30, 2000 and 1999. This rate reflects the corporate statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill.

FISCAL 2000 COMPARED WITH FISCAL 1999

RESULTS OF OPERATIONS

    For the year ended January 31, 2000, we reported net income of $42.2 million, or $.46 per share, compared to $85.2 million, or $.90 per share, in the prior year. The results for fiscal 2000 include $83.0 million in preopening expenses associated with Mandalay Bay, our flagship hotel-casino resort in Las Vegas, and MotorCity Casino, a 53.5%-owned temporary casino in Detroit. Mandalay Bay opened March 2, 1999 and MotorCity Casino opened December 14, 1999. Fiscal 2000 results also include $5.4 million in write-offs related to a proposed timeshare resort in Las Vegas which we decided not to pursue. Fiscal 1999 results include $6.5 million of political campaign costs associated with Proposition 5, a voter initiative to approve gaming on Native American lands in California. Excluding the effects of these nonrecurring items, earnings per share were $1.08 for fiscal 2000 versus $.94 in the prior year. This increase in earnings reflected the openings of Mandalay Bay and MotorCity Casino, as well as significantly improved results at Grand Victoria, offset by increased net interest expense due to higher average borrowings.

    The preopening expenses mentioned above were recorded in two ways. Costs incurred prior to January 31, 1999 were treated as a cumulative effect of a change in accounting principle and expensed in the first quarter of fiscal 2000. Costs incurred subsequent to January 31, 1999 were expensed as incurred. See
Note 1 of Notes to Consolidated Financial Statements included in this prospectus.

REVENUES

    Revenues for fiscal 2000 increased $571.1 million, or 39%, from the prior year. All of our wholly owned and joint venture properties posted increases in revenues, with the overall increase attributable primarily to Mandalay Bay, which produced revenues of $456.2 million in its initial 11 months of operation. MotorCity Casino was also a contributor, generating revenues of $39.0 million. At Gold Strike Casino Resort in Tunica County, Mississippi, revenues rose $20.6 million, or 19%. The addition of 1,100 hotel rooms in early 1998 has enabled this property to be marketed more effectively and has spurred growth in its operating results. Grand Victoria, our riverboat casino in Illinois, generated a $13.4 million, or 40%, increase in its contribution to our revenues. Legislation permitting dockside gaming was passed in June 1999 and was a significant factor in this increase. This legislation is, however, being challenged in court. Meanwhile, revenues at Excalibur rose $10.9 million, or 4%, driven by higher room and occupancy rates during the year.

    We record our share of the operating income of our unconsolidated joint ventures (Grand Victoria, Monte Carlo and Silver Legacy) as revenue under earnings of unconsolidated affiliates. Results of MotorCity Casino, however, are consolidated for financial reporting purposes.

    Casino revenues increased $241.6 million, or 34%, during fiscal 2000, due principally to the openings of Mandalay Bay ($182.6 million in casino revenues) and MotorCity Casino ($36.1 million in casino revenues). Gold Strike-Tunica, with a 19% increase to $110.0 million, also contributed to the overall growth in casino revenues. Hotel revenues, meanwhile, rose $178.5 million, or 50%, due to the opening of Mandalay Bay combined with higher room and occupancy rates at our other Las Vegas properties. Revenues in our other revenue centers (principally food, beverage, amusements, retail and entertainment) rose $180.8 million, or 43%. This increase was due primarily to Mandalay Bay and to increased visitor counts at our other properties.

    On October 31, 1999, the lease pursuant to which Mandalay operated the Silver City Casino expired and we ceased operation of that facility. Total revenues for Silver City for the nine months it was open in fiscal 2000 accounted for less than one-half of one percent of our consolidated revenues for that period.

INCOME FROM OPERATIONS (EXCLUDING NONRECURRING ITEMS)

    Income from operations for fiscal 2000 increased $79.0 million, or 32%, from the prior year. The composite operating margin was 16.0%, compared to 16.8% in fiscal 1999. While the opening of Mandalay Bay was the main driver of this growth, all of our wholly owned properties, with the exception of Edgewater, reported double-digit increases in income from operations. All of the growth occurred in the first three quarters of the year; fourth quarter results were unchanged from the prior year due to an unusually soft holiday period in Nevada. A discussion of operating results by market follows.

LAS VEGAS

    Overall, operating income at our Las Vegas properties increased $54.1 million, or 31%. Mandalay Bay led the way, generating $26.3 million in its first 11 months. At Luxor, operating income increased $11.5 million, or 21%, while it rose $8.1 million, or 14%, at Excalibur. Both properties benefitted from higher room and occupancy rates. Luxor also benefitted from lower advertising and marketing expenses (a national advertising campaign had been in effect during the prior year). Meanwhile, operating income at Circus Circus-Las Vegas grew by $6.1 million, or 20%, due to higher average daily room rates. The 50%-owned Monte Carlo also benefitted from higher room rates, with its contribution to operating income rising 3% to $29.4 million.

RENO

    In Reno, Circus Circus posted a $2.6 million, or 21%, increase in operating income over the prior year. Contributing to this strong year-to-year comparison were gains in occupancy and room rates from the prior year. Meanwhile, our share of operating income from Silver Legacy grew 3% to $20.4 million in fiscal 2000. Operating results at both Reno properties improved despite the absence of a major bowling tournament last year. Reno is the host to national bowling tournaments two out of every three years, and in fiscal 2000 the city was without a tournament.

    Although Mandalay owns 50% of Silver Legacy, during fiscal 2000 we recorded approximately two-thirds of Silver Legacy's operating income as a priority return on our investment. Based upon current projections, we anticipate that this priority return will be eliminated during fiscal 2001, and we will receive our normal 50% allocation.

LAUGHLIN

    Our two properties in Laughlin -- Colorado Belle and Edgewater -- reported a combined decrease in operating income of $1.0 million, or 5%, from the prior year. While both properties reported increases in revenues, health insurance costs grew as a result of unexpected increases in claims, particularly at Edgewater.

OTHER MARKETS

    At Gold Strike, in Tunica County, Mississippi, operating income rose 76% during fiscal 2000, to $21.2 million. The increase is the result of the addition of an 1,100-room hotel tower and extensive remodeling of the property that was completed during the first quarter of the prior year.

    The 50%-owned Grand Victoria's contribution to income from operations grew by $13.8 million for the year. As previously noted, the introduction of dockside gaming was the principal factor in this increase.

DEPRECIATION AND AMORTIZATION

    In fiscal 2000, depreciation and amortization expense rose $36.2 million, to $178.3 million. This increase derived primarily from the addition of Mandalay Bay and MotorCity Casino. For fiscal 2001, we estimate that our depreciation expense will be approximately $210 million (including depreciation from MotorCity, which is consolidated).

    Depreciation expense by property (in millions):

                                                                  YEAR ENDED
                                                                  JANUARY 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Luxor.......................................................   $ 36.8     $ 41.8
Mandalay Bay................................................     33.9         --
Excalibur...................................................     16.6       15.0
Circus Circus-Las Vegas/Slots-A-Fun/Silver City.............     24.0       24.6
Gold Strike-Tunica..........................................     13.4       14.0
Colorado Belle/Edgewater....................................     10.7        9.5
Circus Circus-Reno..........................................     10.8       12.0
MotorCity Casino............................................      5.9         --
Other.......................................................     26.2       25.2
                                                               ------     ------
                                                               $178.3     $142.1
                                                               ======     ======

INTEREST EXPENSE

    In fiscal 2000, interest incurred (excluding interest expense from unconsolidated affiliates and before capitalized interest) rose $35.6 million to $176.7 million. We had higher average debt outstanding ($2.5 billion versus $2.0 billion in fiscal 1999) that was related principally to the completion of construction of Mandalay Bay and our core components of masterplan mile. Capitalized interest was $11.0 million in fiscal 2000 versus $45.5 million in the prior year; the decrease was attributable to the completion of Mandalay Bay.

    We recorded interest expense from unconsolidated affiliates of approximately $11.1 million in fiscal 2000 versus $12.3 million in fiscal 1999. These amounts represent our 50% share of Silver Legacy's and Monte Carlo's interest expense.

TAXES

    The effective tax rates for the years ended January 31, 2000 and 1999 were 39.1% and 39.5%. These rates reflect the federal statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill associated with our 1995 Gold Strike acquisition. For fiscal 2001, we estimate our effective tax rate will be approximately 37%.

FISCAL 1999 COMPARED WITH FISCAL 1998

RESULTS OF OPERATIONS

    Excluding the effect of nonrecurring items, earnings per share for fiscal 1999 were $.94 versus $1.01 in the prior year. During fiscal 1999, we recorded a charge to corporate expense of $6.5 million for political campaign costs associated with Proposition 5 in California. In the prior year, we recognized approximately $8.0 million in costs associated with the resignation of our chairman and $3.4 million in preopening expenses related to a new 1,100-room hotel at our remodeled Gold Strike Casino Resort in Tunica County, Mississippi. Also during fiscal 1998, we recognized a $6.0 million gain on the sale of a company airplane.

    The decrease in earnings per share reflects higher net interest expense due to higher average borrowings, as well as lower interest income due to a $35.1 million note receivable from Silver Legacy which was redeemed in the prior year.

REVENUES

    Revenues for fiscal 1999 increased $125.3 million, or 9%, from fiscal 1998. All of our wholly owned properties posted increases in revenues, with the exception of Excalibur, whose revenues declined slightly. The primary contributors to the increase were Gold Strike-Tunica, Luxor and Circus Circus-Las Vegas. The completion of an 1,100-room hotel tower at Gold Strike-Tunica in the first quarter of fiscal 1999 contributed to a 133% increase in revenue at that property. Luxor achieved a revenue increase of 15% due to a new national advertising campaign, an increase in the amount of high-budget play in the casino and the opening of a new 1,200-seat showroom in the third quarter of the prior year. Revenues at Circus Circus-Las Vegas rose 6%, driven by increased contributions from the hotel department (rooms were being remodeled in the prior year) and the food and beverage department (due to selective price increases).

    The above revenue increases were partially offset by reduced contributions from our joint venture properties. Our share of the operating income of joint ventures declined $15.0 million from fiscal 1998. The decline was due primarily to Grand Victoria, a 50%-owned riverboat casino in Elgin, Illinois. A January 1998 hike in the maximum tax rate on casino revenues in Illinois to 35% from 20% was responsible for a 23% decrease in Grand Victoria's contribution.

INCOME FROM OPERATIONS (EXCLUDING NONRECURRING ITEMS)

    Income from operations for fiscal 1999 increased $2.1 million, or 1%, from fiscal 1998. Income from operations for the first quarter decreased $21.6 million from the prior year; then, over the next three quarters, it rose $23.7 million, as we started to reap the benefits of our larger capacity, product advertising and player marketing efforts.

    Operating income at Luxor rose 12% due primarily to a new national advertising campaign, while at Circus Circus-Las Vegas, operating income also grew 12% driven by higher contributions from the hotel and food departments. These increases were largely offset by 10% decreases at Excalibur and the 50%-owned Monte Carlo. Both properties incurred higher marketing expenses while revenues remained level. Meanwhile, Circus Circus-Reno posted an 18% increase in operating income, benefitting from the casino remodeling that was completed in the prior year and from more favorable weather. In Laughlin, our two properties posted a 9% increase in operating income, their first year-over-year increase since 1993. At Gold Strike-Tunica, operating income more than quadrupled to $12.1 million, as that property benefitted from extensive remodeling and the addition of an 1,100-room hotel tower which were completed in early 1998.

DEPRECIATION AND AMORTIZATION

    In fiscal 1999, depreciation and amortization expense rose $12.4 million, to $142.1 million. This increase derived primarily from the new hotel tower at Gold Strike-Tunica, and from a full year's depreciation on the improvements at Circus Circus-Reno.

INTEREST EXPENSE

    In fiscal 1999, interest incurred (excluding interest expense from unconsolidated affiliates and before capitalized interest) rose $30.2 million to $141.1 million. This increase was due primarily to higher average debt outstanding ($2.0 billion versus $1.6 billion in fiscal 1998) which was mainly related to the construction of Mandalay Bay. The increase in interest incurred was partially offset by higher capitalized interest ($45.5 million versus $22.0 million in fiscal 1998), also largely associated with the construction of Mandalay Bay.

    Mandalay recorded interest expense from unconsolidated affiliates of approximately $12.3 million in fiscal 1999 versus $15.6 million in fiscal 1998. These amounts represent our 50% share of Silver Legacy's and Monte Carlo's interest expense.

FINANCIAL POSITION AND CAPITAL RESOURCES

    Mandalay had cash and cash equivalents of $142.6 million at April 30, 2000, representing normal daily operating requirements. Our pretax cash flow from operations, before preopening expenses, was $185.9 million for the three months ended April 30, 2000 versus $141.8 million in the prior year, an increase of 31%. In this context, pretax cash flow from operations is defined as income from operations plus noncash operating expenses (primarily depreciation and amortization) plus rent expense related to certain equipment at Mandalay Bay which was financed pursuant to an operating lease agreement. In the first quarter ended April 30, 2000, we used our cash flow to fund a portion of the purchase of 11.9 million shares of our common stock. In the prior year quarter, the cash flow was used to fund construction of Mandalay Bay and other miscellaneous construction projects.

CAPITAL SPENDING

    Capital expenditures for the quarter ended April 30, 2000 were $32.6 million, of which $14.6 million related to the Shark Reef at Mandalay Bay, our new saltwater aquarium attraction which opened June 20, 2000.

    Capital expenditures in fiscal 2000 were $352.1 million compared with $671.5 million in fiscal 1999 and $663.3 million in fiscal 1998. The majority of capital expenditures in fiscal 2000 related to the construction of Mandalay Bay ($140.6 million), the construction of the convention center and arena at Mandalay Bay ($46.1 million), the construction of the monorail connecting Mandalay Bay, Luxor and Excalibur ($26.8 million), the construction of the aquarium exhibit ($23.6 million) and the renovation of the hotel rooms at Excalibur ($13.9 million).

    Most of the capital expenditures in fiscal 1999 related to the construction of Mandalay Bay ($431.8 million), the construction of the other core components of masterplan mile ($92.0 million), the completion of construction and remodeling at Gold Strike-Tunica ($18.8 million) and the renovation of the hotel rooms at Excalibur ($12.3 million).

CREDIT FACILITY

    To allow for increased borrowing capacity during the construction of Mandalay Bay, we amended our unsecured credit facility with our bank group in May 1998 to provide a more liberal test for total indebtedness during construction and a new leverage test for senior debt. The facility, which currently permits total borrowings of $1.8 billion, was amended in June 1999 to provide for a single leverage test for total indebtedness. As part of our corporate debt program, we also have a commercial paper program pursuant to which we may utilize up to $1 billion of our borrowing capacity under the credit facility to issue commercial paper. As of April 30, 2000, we had aggregate borrowings of approximately $1.6 billion outstanding under the credit facility and an additional $50 million outstanding under our corporate debt program.

LEASE FACILITY

    On October 30, 1998, we entered into an operating lease with a group of financial institutions (the "Lease Facility") that permits us to lease up to $200 million of equipment. As of June 30, 1999, we had utilized the entire $200 million Lease Facility to lease equipment at Mandalay Bay. Concurrently, the commitment under our bank credit facility was permanently reduced by the amount of the lease financing to the current $1.8 billion level. The base term of the lease expires June 30, 2001, but the lease provides for up to two successive one-year renewal terms.

OTHER LONG TERM DEBT

    In August 1998, we filed a shelf registration statement relating to $550 million of securities. These securities may be issued from time to time in the form of additional Mandalay debt securities or preferred securities of Delaware business trusts formed for the purpose of issuing their trust securities and investing the proceeds in our debt securities. In November 1998, we issued $275 million principal amount of 9 1/4% Senior Subordinated Notes due December 1, 2005 under this registration statement. Proceeds from this offering were used to repay outstanding borrowings under the credit facility. See Note 3 of Notes to Consolidated Financial Statements included in this prospectus.

SILVER LEGACY

    In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado
Hotel & Casino, opened in downtown Reno, Nevada. As a condition of the joint venture's $230 million bank credit agreement, Mandalay is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio.

NEW PROJECTS

MANDALAY BAY

    On March 2, 1999, we opened Mandalay Bay, a 43-story hotel-casino resort in Las Vegas, Nevada. Mandalay Bay is part of our masterplan mile, our development property with approximately one mile of frontage on the Las Vegas Strip.

    Four Seasons operates 424 rooms at Mandalay Bay, providing Las Vegas visitors with a luxury "five-diamond" hospitality experience. The Four Seasons Hotel, which is owned by us and managed by Four Seasons, represents the first step in our cooperative effort with Four Seasons to identify strategic opportunities for development of hotel and casino properties worldwide. The total cost of Mandalay Bay, including the Four Seasons Hotel and including leased equipment, but excluding land, capitalized interest and preopening expenses, was approximately $1 billion.

    During construction, Mandalay Bay's hotel tower experienced settling in excess of the level contemplated in the building's original design. The settling was greater in some portions of the structure than in others. We retained geotechnical, structural engineering and foundation consultants who evaluated the situation and recommended remedial measures, which were completed prior to the opening of the property. The evaluation of these remedial measures will continue over time to determine if any further action will be required.

MASTERPLAN MILE

    Masterplan mile is our development property with approximately one mile of frontage on the Las Vegas Strip. The property currently contains the Mandalay Bay, Luxor and Excalibur sites. Our development plan for masterplan mile includes various core components which will be cross-marketed to guests at our existing and future hotel-casino within this resort development. These components include a 125,000-square-foot convention facility (which opened
March 12, 1999) and a 12,000-seat
arena (which opened April 10, 1999). The total cost of the convention facility and arena (excluding land, capitalized interest and preopening expenses) was approximately $125 million. Additional core components include a monorail system (which opened April 10, 1999) linking the resorts within our masterplan mile, as well as an aquarium exhibit, the Shark Reef at Mandalay Bay, which opened
June 20, 2000. The cost of the monorail (excluding land, capitalized interest and preopening expenses) was approximately $40 million. The estimated cost of the aquarium (excluding land, capitalized interest and preopening expenses) is approximately $45 million, of which $39.9 million had been incurred as of April 30, 2000. We may add other core components to our development plan for masterplan mile in the future.

DETROIT, MICHIGAN

    We have formed a joint venture with the Detroit-based Atwater Casino Group to build, own and operate a hotel-casino in Detroit, Michigan. This joint venture is one of three groups which negotiated development agreements with the city. We had an initial 45% ownership interest in the joint venture. Effective December 14, 1999, we acquired an additional 8.5% interest at a cost of $38.4 million, thus increasing our total ownership interest to 53.5%.

    Pending the development of a permanent hotel-casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. MotorCity Casino contains approximately 75,000 square feet of gaming space, with approximately 2,600 slot machines and 136 table games, plus five restaurants and a 3,450-space parking facility. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed pursuant to the joint venture's $150 million credit facility, which is secured by the assets associated with the temporary casino. Mandalay has guaranteed this credit facility subject to the release of the guaranty if certain performance measures are reached. The joint venture's operation of the temporary casino is subject to ongoing regulatory oversight, and its ability to proceed with a permanent hotel-casino facility is contingent upon the receipt of all necessary gaming approvals and satisfaction of other conditions.

    The Detroit joint venture is planning a $600 million permanent hotel-casino facility. We have committed to contribute 20% of this amount in the form of equity, and the joint venture will seek project-specific funding for the balance of the cost. The development agreement provides that we will guarantee completion of the permanent facility and will enter into a keep-well guarantee with the city, pursuant to which we could be required to contribute additional funds, if and as needed, to continue operation of the project for a period of two years. This keep-well agreement also applies to the temporary casino. Mandalay has issued letters of credit totaling $50 million for the benefit of Bank of America in order to back letters of credit issued by Bank of America for the same total amount. The Bank of America letters of credit were issued to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds are to be used to finance costs associated with activities (including acquisition) relating to the land on which the permanent facility will be built.

    Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Detroit Casino Competitive Selection Process and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability to MotorCity Casino. No assurance can be given regarding the timing and outcome of these proceedings. An adverse ruling in any of these lawsuits could adversely impact the status of our joint venture's operation of the temporary facility, as well as its ability to obtain a certificate of suitability and a casino license for its permanent facility.

    MISSISSIPPI GULF COAST. We have announced plans to develop a hotel-casino resort on the Mississippi Gulf Coast at the north end of the Bay of St. Louis, near the DeLisle exit on Interstate 10. Certain of the approvals to commence development we had previously received have been successfully challenged in federal court. We will not commence the design and construction of this resort prior to a satisfactory resolution of all legal actions and our receipt of all necessary permits and approvals. Currently, we expect the resort to include approximately 1,500 rooms and involve an investment of approximately $225 million. Present plans call for Mandalay to own 90% of the resort, with a partner contributing land (up to 500 acres) in exchange for the remaining 10% interest.

LIQUIDITY

    Based on our operating cash flows, credit facility and ability to raise additional funds through debt or equity markets, we believe we have sufficient capital resources to meet all of our existing cash obligations, fund our capital commitments on projects under way and strategically purchase shares of our common stock. As of April 30, 2000, under our most restrictive loan covenant, we could issue additional debt of approximately $966 million. Our borrowing capacity under this covenant can fluctuate substantially from quarter to quarter depending upon our operating cash flow. In May 2000, our Board of Directors authorized the repurchase of up to 15% (or approximately 11.7 million) of the outstanding shares of common stock, as market conditions and other factors warrant.

MARKET RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

    Mandalay is exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our variable-rate debt. We manage this market risk by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace. We do not utilize derivative financial instruments for trading purposes. There were no material quantitative changes in our market risk exposure, or how such risks are managed, during fiscal 2000.

    Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched either with specific fixed-rate debt obligations or with levels of variable-rate borrowings.

    To manage our exposure to counterparty credit risk in interest rate swaps, we enter into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are also members of the bank group providing our credit facility, which management believes further minimizes the risk of nonperformance.

    The following table provides information about our financial instruments (both interest rate swaps and debt obligations) that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted-average variable rates are based on implied forward rates in the yield curve. Implied forward rates should not be considered a predictor of actual future interest rates.

                                                YEAR ENDING JANUARY 31,
                                  ----------------------------------------------------
                                    2001       2002       2003       2004       2005     THEREAFTER    TOTAL
                                  --------   --------   --------   --------   --------   ----------   --------
                                                                 (IN MILLIONS)
Long-term debt (including
  current portion)
  Fixed-rate....................   $  0.5     $  0.3    $    0.3    $150.2     $  0.3      $927.7     $1,079.3
  Average interest rate.........      5.6%       6.7%        6.7%      6.7%       6.7%        7.6%         7.5%
  Variable-rate.................   $ 12.5     $ 52.5    $1,535.0    $ 25.0         --          --     $1,625.0
  Average interest rate.........      6.9%       7.3%        7.3%      7.4%        --          --          7.3%
Interest rate swaps
  Pay fixed.....................   $200.0         --    $  200.0    $200.0         --      $150.0     $  750.0
  Average payable rate..........      6.1%        --         6.1%      6.4%        --         5.9%         6.1%
  Average receivable rate.......      6.9%        --         7.3%      7.4%        --         7.7%         7.3%

YEAR 2000 READINESS DISCLOSURE

    In the past, many computer software programs were written using two digits rather than four to define the applicable year. As a result, information technology ("IT"), such as date-sensitive computer software, as well as non-IT systems (such as equipment containing microcontrollers or other embedded technology) might recognize a date using "00" as the year 1900 rather than the year 2000. This has generally been referred to as the Year 2000 issue. The inability to correctly recognize the year 2000 created the potential for computer system failures or miscalculations by computer programs, which might have disrupted operations.

    We established a task force to coordinate our response to the Year 2000 issue, and established a program for dealing with the issue at our wholly owned properties and at our joint venture properties. The program is described in our earlier reports on Form 10-K and Form 10-Q beginning with our report on Form 10-Q for the quarter ended July 31, 1998.

    The program was completed prior to January 31, 2000, and, to date, we have not experienced any significant Year 2000 problems or incurred any disruption in operations.

    We estimate that the total cost of making our systems and those of our joint venture properties Year 2000 compliant was approximately $6 million. Most of this cost related to the acquisition of new computer hardware and software to replace noncompliant personal computers and noncompliant software. These costs were capitalized, and the equipment and software are being depreciated over their expected useful lives. To the extent that existing hardware or software was replaced, we recognized a loss currently for the undepreciated balance. This loss is included in the above cost estimate. Furthermore, all costs related to software modification and to the administration of our Year 2000 project were expensed as incurred and are likewise included in the cost estimate above.

                            BUSINESS AND PROPERTIES

OVERVIEW

    We are one of the largest hotel-casino operators in the United States in terms of guest rooms and casino square footage. We have the largest scaled hotel-casino resort development in Las Vegas, the world's largest gaming market. This "masterplan mile" consists of three interconnected megaresorts on 230 acres, including our newest property, Mandalay Bay. We operate 16 properties with more than 27,000 guest rooms and more than one million square feet of casino space in Nevada, Mississippi, Illinois and Michigan. Of these properties, 12 are wholly owned and have more than 22,400 guest rooms and more than 800,000 square feet of casino space. In addition, we own a 50% interest in three joint venture casino properties with approximately 4,700 guest rooms and more than 200,000 square feet of casino space and a 53.5% interest in a fourth joint venture casino with approximately 75,000 square feet of casino space.

    We have provided below information as of April 30, 2000 about our properties that we wholly own and operate, except as otherwise indicated.

                                                       APPROXIMATE
                                            GUEST     CASINO SQUARE               GAMING     PARKING
LOCATION/PROPERTY                           ROOMS        FOOTAGE      SLOTS(1)   TABLES(2)    SPACES
-----------------                          --------   -------------   --------   ---------   --------
LAS VEGAS, NEVADA
  Mandalay Bay(3)........................    3,700        135,000       2,276        130       7,000
  Luxor..................................    4,404        120,000       2,013        105       3,200
  Excalibur..............................    4,008        110,000       2,471         80       4,000
  Circus Circus..........................    3,744        109,000       2,210         79       4,700
  Monte Carlo (50% Owned)................    3,002         90,000       2,056         71       4,000
  Slots-A-Fun............................       --         16,700         526         27          --
RENO, NEVADA
  Circus Circus..........................    1,572         60,000       1,639         72       3,000
  Silver Legacy (50% Owned)..............    1,711         85,000       2,240         79       1,800
LAUGHLIN, NEVADA
  Colorado Belle.........................    1,226         64,000       1,289         41       1,700
  Edgewater..............................    1,450         44,000       1,261         37       2,300
JEAN, NEVADA
  Gold Strike............................      812         37,000       1,020         20       2,100
  Nevada Landing.........................      303         36,000       1,020         21       1,400
HENDERSON, NEVADA
  Railroad Pass..........................      120         21,000         374          9         600
TUNICA COUNTY, MISSISSIPPI
  Gold Strike............................    1,066         48,000       1,488         50       1,400
DETROIT, MICHIGAN
  MotorCity (53.5% Owned)(4).............       --         75,000       2,600        136       3,450
ELGIN, ILLINOIS
  Grand Victoria (50% Owned).............       --         36,000         994         53       2,000
                                            ------      ---------      ------      -----      ------
    Total................................   27,118      1,086,700      25,477      1,010      42,650
                                            ======      =========      ======      =====      ======

------------------------

(1) Includes slot machines and other coin-operated devices.

(2) Generally includes blackjack ("21"), craps, pai gow poker, Caribbean stud poker, wheel of fortune and roulette. Mandalay Bay also offers baccarat.

(3) This property, which opened March 2, 1999, includes a Four Seasons Hotel with 424 guest rooms that we own and Four Seasons Hotels Limited manages.

(4) This property, which opened December 14, 1999, is being operated pending the construction of a permanent hotel-casino facility which, as currently planned, will have approximately 800 guest rooms, a 100,000-square-foot casino and 4,100 parking spaces.

STRATEGY

    Our objective is to continue being a leader in resort entertainment, with casino gaming as our core strength. Consistent with this objective, we are pursuing the following strategies:

    BEING A LEADER IN EACH OF OUR MARKETS. We intend to continue being a leading owner and operator of destination resort properties in major gaming markets within the U.S. Our properties are located in Las Vegas, Reno and Laughlin, Nevada; Tunica County, Mississippi; Elgin, Illinois (approximately 40 miles northwest of Chicago); and Detroit, Michigan. We have a proven record of building successful megaresorts, including Mandalay Bay, Luxor, Excalibur and Monte Carlo on the Las Vegas Strip. We are planning to develop a hotel-casino resort on the Mississippi Gulf Coast which we believe represents a significant growth opportunity. We expect to continue to focus our future development projects on high growth gaming markets such as those in which we are currently operating or pursuing expansion opportunities.

    OWNING AND OPERATING "MUST SEE" DESTINATIONS. Within each of our existing and target markets, our goal is to own and operate gaming resorts that are viewed by tourists as "must see" properties. In pursuing this strategy, we seek to develop properties that are distinctively themed and provide customers with a memorable vacation experience that includes resort hotel and casino facilities, premier entertainment events and critically acclaimed dining venues, such as Charlie Palmer's Aureole, Wolfgang Puck's Trattoria Del Lupo, China Grill, rumjungle, Red Square and Border Grill at Mandalay Bay. We believe that our hotel-casino resort properties are among the leaders in their respective markets.

    FURTHER DEVELOPING OUR MASTERPLAN MILE. We currently control the largest casino development parcel in Las Vegas, our masterplan mile, that includes 230 acres of land, of which approximately 60 acres are still available for development, and approximately one mile of frontage on the Las Vegas Strip. Mandalay Bay is the centerpiece of this "Strip within the Strip" of interconnected entertainment destinations and is connected to our integrated convention facilities and 12,000-seat arena, as well as our two other masterplan mile resorts, Luxor and Excalibur. Together, these three resorts include more than 12,000 guest rooms and more than 360,000 square feet of casino space. The long-term plan for completion of our masterplan mile presently includes as many as two additional resorts and additional entertainment facilities. We believe the masterplan mile represents a unique gaming resort complex that has no comparably scaled equivalent in the United States.

    TARGETING MULTIPLE SEGMENTS OF CUSTOMERS. We target a broad range of customers by providing a quality resort experience at an attractive value. We have an array of properties that target all segments of the market. With the opening of Mandalay Bay, we increased our commitment to providing additional amenities for our upscale clientele and expanded our target market to include premium clientele. Our masterplan mile development enables us to attract and service all segments of the market in Las Vegas, the world's largest resort destinations for entertainment.

    MAXIMIZING CUSTOMER SATISFACTION THROUGH STRATEGIC ALLIANCES. We create "must see" destinations within our resorts, in part, by entering into strategic alliances with premier partners. For example, we own, and Four Seasons Hotels Limited operates, a Four Seasons Hotel within Mandalay Bay. We believe this arrangement enhances Mandalay Bay's appeal by providing the option of a "five-diamond" hotel experience. This arrangement is the first step of a broader effort to identify strategic opportunities for the development of hotel and casino properties worldwide. In addition, we are a partner with HOB Entertainment, Inc. in the ownership of the House of Blues nightclub and restaurant, including its signature Foundation Room on the top floor of Mandalay Bay and in March 2000 we opened a production of the off-Broadway show Blue Man Group ("Live at Luxor") under a shared profit agreement. We believe such alliances help us provide high-quality, distinctively-themed entertainment as a part of the total resort experience offered by Mandalay.

    UTILIZING TECHNOLOGY TO ENHANCE PROFITABILITY. We have invested and will continue to invest in technology and tools that help us better market to and understand our customers. Technology allows for the most efficient pricing models, yield management systems and targeted marketing. Through our customized yield management systems, we are able to adjust the room rates at our properties to achieve an optimal balance between the highest average daily room rate and occupancy levels. We also sell rooms directly to consumers on the Internet, where we believe that we have emerged as an early leader, and will aggressively seek to grow this component of our distribution model. By utilizing our database of customer information we are able to better understand our customers' spending habits and can extend this platform, for example, through strategic marketing alliances with e-commerce companies. This data mining helps us devise strategies to keep our customers at our hotel-casino resorts, and thus capture "leakage" of customer spending at competitor properties, and to maximize customer spending per room. Targeted marketing lets us maximize the impact of our advertising through a much more focused marketing campaign.

PROPERTY DESCRIPTIONS

    We are providing below, additional information concerning each of our markets and our properties within those markets.

LAS VEGAS, NEVADA

    Las Vegas has seen positive market trends in 1999, driven by the opening of four new megaresorts on the Las Vegas Strip, including Mandalay Bay. In 1999, Las Vegas' visitor volume increased by 10.5% to 33.8 million visitors, occupancy increased to 88.0% from 85.8%, and total gaming revenue increased by 14.2% to $5.7 billion in the Las Vegas market.

    MANDALAY BAY. This property, which opened March 2, 1999, is the first major resort on the Las Vegas Strip to greet visitors arriving in Las Vegas on I-15, the primary thoroughfare between Las Vegas and southern California. The 43-story South Seas themed hotel-casino resort has approximately 3,700 guest rooms (including the 424-room Four Seasons at Mandalay Bay) and a 135,000-square-foot casino which, as of April 30, 2000, featured 2,276 slot machines and 130 table games. Mandalay Bay's attractions include an 11-acre tropical lagoon featuring a sand-and-surf beach and a three-quarter-mile lazy river ride. The property features 13 restaurants, such as Charlie Palmer's Aureole, Wolfgang Puck's Trattoria Del Lupo, China Grill, rumjungle, Red Square and Border Grill, as well as a House of Blues nightclub and restaurant, including its signature Foundation Room (situated on Mandalay Bay's top floor). Additional features include a 125,000-square-foot convention facility and a 30,000-square-foot spa. Mandalay Bay offers multiple entertainment venues that include the Shark Reef at Mandalay Bay featuring sharks and rare sea predators, a 1,700-seat showroom, the rumjungle nightclub and a 12,000-seat special events arena that features additional entertainment and sporting events. Mandalay Bay was designed to attract a higher income customer than we have historically targeted.

    LUXOR. This property is an Egyptian-themed hotel and casino complex situated on 64 acres of our masterplan mile, between Mandalay Bay and Excalibur. The resort features a 30-story pyramid and two 22-story hotel towers. In total, the property has 4,404 guest rooms. The resort has a 120,000-square-foot casino which, as of April 30, 2000, featured 2,013 slot machines and 105 table games. Luxor offers 20,000 square feet of convention space, a 20,000-square-foot spa, a 1,200-seat showroom that features the off-Broadway show "Blue Man Group," a nightclub, and food and entertainment venues on three different levels beneath a soaring hotel atrium. The pyramid's 2,454 guest rooms can be reached from the four corners of the building by state-of-the-art "inclinators" which travel at a 39-degree angle. Above the pyramid's casino, the property offers a special format motion base ride and an IMAX 2D/3D theater. Luxor's other public areas include a buffet with a seating capacity of approximately 800, seven restaurants including three gourmet restaurants, as well as a snack bar, a food court featuring national fast food franchises, several cocktail lounges and a variety of specialty shops.

    EXCALIBUR. This property is a castle-themed hotel and casino complex situated on a 53-acre site immediately to the north of Luxor. Excalibur has 4,008 hotel rooms and a 110,000-square-foot casino which, as of April 30, 2000, featured 2,471 slot machines and 80 table games. Excalibur's other public areas include a Renaissance fair, a medieval village, an amphitheater with a seating capacity of nearly 1,000 where nightly mock jousting tournaments and costume drama are presented, two dynamic motion theaters, various artisans' booths and medieval games of skill. In addition, Excalibur has a buffet restaurant with a seating capacity of approximately 1,300, seven themed restaurants, as well as several snack bars, cocktail lounges and a variety of specialty shops.

    CIRCUS CIRCUS-LAS VEGAS. This property, which is our original resort, is a circus-themed hotel and casino complex situated on approximately 69 acres on the north end of the Las Vegas Strip. The property features 3,744 guest rooms and a 109,000-square-foot casino which, as of April 30, 2000, featured 2,210 slot machines and 79 table games. From a "Big Top" above the casino, Circus Circus-Las Vegas offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area overlooking the casino has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. Three specialty restaurants, a buffet with a seating capacity of approximately 1,200, two coffee shops, three fast food snack bars, several cocktail bars and a variety of gift shops and specialty shops are also available to the guests at Circus Circus-Las Vegas. The Adventuredome, covering approximately five acres, offers theme park entertainment that includes a high-speed, double-loop, double-corkscrew roller coaster, a coursing river flume ride on white-water rapids, an IMAX motion base ride, several rides and attractions designed for preschool age children, themed carnival-style midway games, a state-of-the-art arcade, a 65-foot waterfall, animated life-size dinosaurs, food kiosks and souvenir shops, all in a climate-controlled setting under a giant space-frame dome. Circus Circus-Las Vegas also offers accommodations for approximately 384 recreational vehicles at the property's Circusland Recreational Vehicle Park.

    MONTE CARLO (50% OWNED). Through a wholly owned entity, we are a 50% participant with a subsidiary of MGM MIRAGE in a joint venture which owns and operates Monte Carlo, a hotel and casino resort situated on 46 acres with approximately 600 feet of frontage in the Las Vegas Strip. The property is situated between Bellagio, a 3,000-room resort owned and operated by MGM MIRAGE and connected to Monte Carlo by a monorail, and New York-New York, a 2,000-room hotel-casino resort owned by MGM MIRAGE. Monte Carlo's casino reflects a palatial style reminiscent of the BELLE EPOQUE, the French Victorian architecture of the late 19th century. Monte Carlo features 3,002 guest rooms and a 90,000-square-foot casino which, as of April 30, 2000, featured 2,056 slot machines and 71 table games. Amenities at Monte Carlo include three specialty restaurants, a buffet, a coffee shop, a food court, a microbrewery which features live entertainment, approximately 15,000 square feet of meeting and banquet space, and tennis courts. A 1,200-seat replica of a plush vaudeville theater, including a balcony and proscenium arch, features an elaborately staged show of illusions with the world-renowned magician, Lance Burton.

RENO, NEVADA

    Reno is located near the Nevada-California state line. The Reno market caters to locals of the Lake Tahoe-Reno area and tourists primarily from northern California. In 1999, Reno's total gaming revenue increased 4.1% to $807.5 million.

    CIRCUS CIRCUS-RENO. This property is a circus-themed hotel and casino complex situated in downtown Reno, Nevada. The property features 1,572 guest rooms and a 60,000-square-foot casino which, as of April 30, 2000, featured 1,639 slot machines and 72 table games. Like its sister property in Las Vegas, Circus Circus-Reno offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. The property also has two specialty restaurants, a buffet with a seating capacity of approximately 450, a coffee shop, a deli/bakery, a fast food snack bar, cocktail lounges, a gift shop and specialty shops.

    SILVER LEGACY (50% OWNED). Through a wholly owned entity, we are a 50% participant with Eldorado Limited Liability Company in a joint venture which owns and operates Silver Legacy, a hotel-casino and entertainment complex situated on two city blocks in downtown Reno, Nevada. The property is located between Circus Circus-Reno and the Eldorado Hotel & Casino, which is owned and operated by an affiliate of our joint venture partner at Silver Legacy. Silver Legacy's casino and entertainment complex is connected at the mezzanine level with Circus Circus-Reno and the Eldorado by enclosed climate-controlled skyways above the streets between the respective properties. The property's exterior is themed to evoke images of historical Reno. At the main pedestrian entrances to the casino (located on all four sides of the complex), patrons enter by passing store fronts reminiscent of turn-of-the-century Reno. Silver Legacy's casino offers 85,000 square feet of casino space which, as of April 30, 2000, featured 2,240 slot machines and 79 table games. The hotel offers 1,711 guest rooms. Silver Legacy's attractions include a 120 foot tall mining rig, which is situated over a replica of a silver mine and extends up from the center of the casino floor into a 180-foot diameter dome structure. Silver Legacy also features five restaurants and several bars, a 25,000-square-foot special events center, custom retail shops, a health spa and an outdoor pool and sun deck.

LAUGHLIN, NEVADA

    Laughlin is situated on the Colorado River at the southern tip of Nevada approximately 90 miles south of Las Vegas. This market generates revenues primarily from southern California and Arizona residents who visit Laughlin for vacation or gambling. Typically, approximately 20% of people who visit Laughlin are first-time visitors, while 80% are repeat visitors. This market caters to a more mature population. Currently, this market has ten hotel-casinos with a total room capacity of approximately 11,000. Between our two Laughlin properties, we have approximately 25% of the total rooms in the Laughlin market. In 1999, Laughlin's total gaming revenue increased 8.3% to $532.0 million.

    COLORADO BELLE. This property is situated on a 22-acre site on the bank of the Colorado River (with nearly 1,080 feet of river frontage) in Laughlin, Nevada. The Colorado Belle, which features a 600-foot replica of a Mississippi riverboat, includes a 1,226-room hotel and a 64,000-square-foot casino which, as of April 30, 2000, featured 1,289 slot machines and 41 table games. The property also includes a 350-seat buffet, a coffee shop, three specialty restaurants, a microbrewery, fast food snack bars and cocktail lounges, as well as a gift shop and other specialty shops.

    EDGEWATER. This property is situated on a 16-acre site adjacent to the Colorado Belle with nearly 1,640 feet of frontage on the Colorado River. The property has 1,450 guest rooms and a 44,000-square-foot casino which, as of April 30, 2000, featured 1,261 slot machines and 37 table games. Edgewater's facilities include a specialty restaurant, a coffee shop, a 735-seat buffet, a snack bar and cocktail lounges.

JEAN, NEVADA

    Jean is located between Las Vegas and southern California, approximately 25 miles south of Las Vegas and 12 miles north of the California-Nevada state line. The principal highway between Las Vegas and southern California is Interstate-15 which passes directly through Jean, hence, Jean attracts gaming customers almost entirely from the large number of people traveling between Las Vegas and southern California.

    GOLD STRIKE. This property is an "Old West" themed hotel-casino located on approximately 51 acres of land on the east side of Interstate-15. The property has 812 guest rooms and a 37,000-square-foot casino which, as of April 30, 2000, featured 1,020 slot machines and 20 table games. Gold Strike also includes, among other amenities, a swimming pool and spa, several restaurants, a banquet center equipped to serve 260 people, a gift shop and an arcade. The casino has a stage bar with regularly scheduled live entertainment and a casino bar.

    NEVADA LANDING. This property is a turn-of-the-century riverboat themed hotel-casino located on approximately 55 acres of land across Interstate-15 from Gold Strike. The property has 303 guest rooms and a 36,000-square-foot casino which, as of April 30, 2000, featured 1,020 slot machines and 21 table games. Nevada Landing includes a 72-seat Chinese restaurant, a full-service coffee shop, a buffet with a seating capacity of 140, a snack bar, a gift shop, a swimming pool and spa and a 300-guest banquet facility.

HENDERSON, NEVADA

    RAILROAD PASS. This property is situated on approximately 56 acres along US-93, the direct route between Las Vegas and Phoenix, Arizona. The property has 120 guest rooms and a 21,000-square-foot casino which, as of April 30, 2000, featured 374 slot machines and nine table games. Railroad Pass includes, among other amenities, two full-service restaurants, a buffet, gift shop, two bars, swimming pool and a banquet facility that will accommodate approximately 200 guests. In contrast with our other Nevada properties, Railroad Pass caters to local residents, particularly from Henderson, who often prefer the informal, friendly atmosphere and easy access of Railroad Pass over the casinos on the Las Vegas Strip.

TUNICA COUNTY, MISSISSIPPI

    Tunica County is located 20 miles south of Memphis, Tennessee on the Mississippi River. Tunica County attracts customers from Mississippi and surrounding states, including cities such as Memphis, Tennessee and Little Rock, Arkansas.

    GOLD STRIKE-TUNICA. This property is a dockside casino situated on a 24-acre site along the Mississippi River in Tunica County, approximately three miles west of Mississippi State Highway 61 (a major north/south highway connecting Memphis with Tunica County) and 20 miles south of Memphis. The property includes a 1,066-guest-room, 31-story hotel tower which was completed and placed in service during late 1997 and early 1998. The facilities at Gold Strike-Tunica include a 48,000-square-foot casino which, as of April 30, 2000, featured approximately 1,488 slot machines and 50 table games. The property also features a 800-seat showroom, a coffee shop, a specialty restaurant, a 500-seat buffet, a snack bar and several cocktail lounges. Gold Strike-Tunica is part of a three-casino development covering approximately 72 acres. The other two casinos are owned and operated by unaffiliated third parties. We also own an undivided one-half interest in an additional 388 acres of land which may be used for future development.

DETROIT, MICHIGAN

    MOTORCITY CASINO (53.5% OWNED). On December 14, 1999, along with our joint venture partner, Atwater Casino Group, we opened MotorCity Casino, a temporary casino facility in Detroit, Michigan, which is being operated pending the construction of a permanent hotel-casino. The temporary casino includes approximately 75,000 square feet of casino space with approximately 2,600 slot machines and 136 table games, plus five restaurants and a 3,450-space parking facility. We currently plan to build a $600 million hotel-casino, which will have approximately 800 hotel rooms, a 100,000 square-foot casino, eight restaurants and a 4,100-space parking facility. We are committed to contribute 20% of the development costs in the form of equity and we plan to fund the balance through project-specific debt financing. We chose to participate in this project due to Detroit's strong demographics and limited competition and to further diversify our cash flow stream.

    The development agreement for Detroit provides that Mandalay will guarantee completion of the project and will enter into a keep-well guarantee with the city, pursuant to which we could be required to contribute additional funds, if and as needed, to continue operation of the permanent facility for a period of two years. When the permanent facility is completed and opened, we will manage the property and will receive a management fee for our services from the Detroit Joint Venture.

    The ability to construct, open and operate the planned permanent facility is contingent upon the receipt of all necessary gaming approvals and satisfaction of other customary conditions. See "Regulation and Licensing--Michigan Gaming Laws."

    Our ability to own or operate a gaming facility in Detroit, Michigan is subject to certain outstanding litigation. See "--Litigation."

ELGIN, ILLINOIS

    GRAND VICTORIA (50% OWNED). Through a wholly owned subsidiary, we are a 50% participant with an affiliate of Hyatt Development Corp. in a joint venture which owns and operates Grand Victoria. Grand Victoria is a Victorian themed riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. The two-story vessel is 420 feet in length and 110 feet in width, and provides a maximum 80,000 square feet of casino space, approximately 36,000 square feet of which was being used as of April 30, 2000. As of that date, the casino offered 994 slot machines and 53 gaming tables. After gaming legislation was passed earlier this year, the boat now offers dockside gaming, which means its operation is no longer restricted by fixed cruising schedules. The property also features a dockside complex that contains an approximately 83,000-square-foot pavilion with an approximately 400-seat buffet, a 76-seat fine dining restaurant, a VIP lounge and a gift shop. Grand Victoria is strategically located in Elgin among the residential suburbs of Chicago, with nearby freeway access and direct train service from downtown Chicago. Grand Victoria is located approximately 20 miles and 40 miles, respectively, from its nearest competitors in Aurora, Illinois and Joliet, Illinois, and holds one of only nine riverboat gaming licenses currently granted state-wide. Recently passed legislation in Illinois would allow a casino in Rosemont, approximately 16 miles from the Grand Victoria. The legislation is being challenged in court.

MARKETING

    We have historically followed a marketing and operating philosophy which has emphasized high-volume business by providing moderately priced hotel rooms, food and beverage and alternative entertainment in combination with our gaming operations. Recently at our properties, such as Mandalay Bay, and to a lesser extent Luxor, we have begun to serve higher income casino customers and to host conventions. Our philosophy remains one of providing the best value in each of the market segments where we compete.

    MANDALAY BAY. Mandalay Bay offers a level of entertainment and hotel accommodations which is designed to draw a better-income customer than we have historically targeted. Designed with a South Seas theme, Mandalay Bay offers its guests internationally renowned restaurants which provide guests a wide variety of dining options. Mandalay Bay's entertainment attractions include an 11-acre lagoon with a surfing beach and a lazy river ride, a House of Blues, rumjungle, the Shark Reef at Mandalay Bay, a 1,700-seat showroom and a special events arena where brand-name entertainment and sporting events are offered. In addition, Mandalay Bay's 125,000-square-foot convention facility marks our entry into competition for the convention and meeting segment of visitors to Las Vegas.

    LUXOR. Luxor offers a level of entertainment and hotel accommodations which is designed to attract the top segment of the middle-income stratum of customers. Designed with an Egyptian theme and highly decorated rooms, Luxor's 30-story pyramid offers its guests a tri-level entertainment area, including an IMAX theater, dynamic motion rides, a popular nightclub and theatrical revues. We

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completed an expansion program at the Luxor in 1997 which added 1,950 new hotel rooms, a new spa, 20,000 square feet of convention space, a 1,200-seat showroom that features "Blue Man Group" and the nightclub.

    EXCALIBUR. Excalibur attracts customers by offering guest rooms, food and entertainment at medium prices. By way of entertainment, the medieval castle-themed Excalibur offers a medieval village, an amphitheater where mock tournaments and costume drama are presented, dynamic motion theaters, various artisans' booths and medieval games of skill.

    CIRCUS CIRCUS-LAS VEGAS AND CIRCUS CIRCUS-RENO. Circus Circus-Las Vegas and Circus Circus-Reno have popular buffets, attractive because of their variety, quality and low price. From a "Big Top" above the casino, each of these properties offers a variety of circus acts performed free of charge to the public on a daily basis. A mezzanine area overlooking each casino has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. The Adventuredome, an enclosed and climate-controlled five-acre structure, offers additional theme park attractions at Circus Circus-Las Vegas.

    COLORADO BELLE AND EDGEWATER. The Colorado Belle and Edgewater offer quality rooms, food and entertainment at moderate prices. The Colorado Belle offers a classic Mississippi riverboat theme, complete with a 60-foot paddle wheel. The Edgewater's southwestern motif provides a relaxing atmosphere to enjoy that property's casino and other facilities. Connected by a scenic walkway, the two resorts form an inviting shoreline along the Colorado River.

    GOLD STRIKE AND NEVADA LANDING. Gold Strike and Nevada Landing are located on opposite sides of I-15, the primary thoroughfare between Las Vegas and southern California, approximately 25 miles south of Las Vegas and 12 miles north of the California/Nevada border. The properties are conveniently located at the only highway interchange within 12 miles in either direction and are strategically positioned to attract visitors from the large number of people traveling to and from Las Vegas.

    GOLD STRIKE-TUNICA. Gold Strike-Tunica, our first wholly owned casino outside of Nevada, is part of an integrated three casino development (Casino Center) that provides patrons with the opportunity to visit any of the three casinos without driving, an unique experience in the Tunica County market. In the first quarter of 1998 we completed the opening of a 31-story hotel tower with 1,066 guest rooms at Gold Strike-Tunica, which previously had no hotel rooms. This property's original Circus-themed casino and other facilities were also remodeled and rethemed into a more elegant resort.

    We maintain an active media advertising program through radio, television, billboards and printed publications primarily in Nevada, California and Arizona for our Nevada properties and in the Memphis area for our Gold Strike-Tunica property. In addition, we advertise on and allow patrons to make room reservations via the Internet, where we believe we are in the forefront of our competition. We also offer complimentary hotel accommodations, meals and drinks to selected customers.

COST CONTROLS AND OPERATIONS

    We maintain stringent cost controls which historically have been exemplified by a general policy of offering minimal credit for gaming customers at our properties. During fiscal 1998, Luxor began to extend credit to gaming customers on a selective basis in an effort to appeal to a broader segment of the gaming market. We have also brought this policy to our operations at Mandalay Bay. As a result, while our other properties continue to offer minimal credit, credit play now represents a more significant portion of the volume of table games play at Mandalay Bay, and to a lesser extent, Luxor.

    We maintain strict controls over the issuance of credit and aggressively pursue collection of customer debts. These collection efforts are similar to those used by most large corporations, including

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the mailing of statements and delinquency notices, personal and other contacts, the use of outside collection agencies and civil litigation. Nevada gaming debts evidenced by written credit instruments are enforceable under the laws of Nevada. All other states are required to enforce a judgment on a gaming debt entered in Nevada pursuant to the Full Faith and Credit Clause of the United States Constitution. Gaming debts are not legally enforceable in some foreign countries, but the United States assets of foreign debtors may be reached to satisfy judgments entered in the United States. While the portion of our accounts receivable that is owed by foreigners is not currently material, to the extent we hold obligations of foreign debtors, the collectibility of those debts may be affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries.

    Our current operations at each of our casinos are conducted 24 hours a day, every day of the year, with the exception of Grand Victoria which operates
22 hours a day, every day of the year. We do not consider our business to be highly seasonal, although our operating income is typically somewhat lower in the fourth quarter, affected by the slower travel period leading up to the December holiday period. We emphasize courteous and prompt service to our customers and aspire to a high standard of excellence in all of our operations.

    In connection with our gaming activities, we follow a policy of stringent controls and cross checks on the recording of all receipts and disbursements. The audit and cash controls we have developed and utilize include the following:

    - locked cash boxes;

    - independent counters;

    - checkers and observers to perform the daily cash and coin counts;

    - floor observation of the gaming areas;

    - closed-circuit television observation of certain areas;

    - computer tabulation of receipts and disbursements for each of our slot machines;

    - tables and other games; and

    - the rapid analysis and resolution of discrepancies or deviations from normal performance.

CURRENT EXPANSION ACTIVITIES

    Consistent with past practice and the longstanding policy of making substantial investments in our gaming business at regular intervals, we continue to actively pursue new projects, either by development or acquisition. New investments may involve the expansion of existing facilities or the development of new properties. Projects may be undertaken in Nevada, where all but one of our wholly owned operating properties are currently located, or in other jurisdictions within the United States or abroad where gaming has been legalized. Our new investments may be in properties that are wholly owned and operated by us, or may be in properties that are developed, owned and/or operated through joint ventures with one or more other parties.

MASTERPLAN MILE

    Our masterplan mile, which is the site of our most recently-completed resort, Mandalay Bay, as well as our Luxor and Excalibur properties, includes approximately 60 acres of land which is yet to be developed. The long-term plan for completion of our masterplan mile presently includes as many as two additional resorts and additional entertainment facilities. At this time, we have not determined the timing, scope or design of any future development on our masterplan mile.

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MISSISSIPPI GULF COAST

    We have announced that we plan to develop a hotel-casino resort on the Mississippi Gulf Coast at the north end of the Bay of St. Louis, near the DeLisle exit on Interstate 10. It is currently anticipated that the resort will include as many as 1,500 hotel rooms and require an investment of approximately $225 million. Certain of the approvals to commence development we had previously received have been successfully challenged in federal court. We will not commence the design and construction of this resort prior to a satisfactory resolution of all legal actions and our receipt of all necessary permits and approvals. As presently contemplated, we will own 90% of the resort and a partner will contribute the land in exchange for the remaining 10% interest.

LITIGATION

SLOT MACHINE LITIGATION

    On April 26, 1994, William H. Poulos brought a class action in the U.S. District Court for the Middle District of Florida, Orlando Division captioned WILLIAM H. POULOS, ET AL. V. CAESARS WORLD, INC. ET AL., against 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Mandalay. On May 10, 1994, another plaintiff filed a class action complaint in the United States District Court for the Middle District of Florida--WILLIAM AHEARN, ET AL. V. CAESARS WORLD, INC. ET AL.--alleging substantially the same allegations against 48 defendants, including Mandalay. On September 26, 1995, a third action was filed against 45 defendants, including Mandalay, in the U.S. District Court for the District of Nevada--LARRY SCHREIER, ET AL. V. CAESARS WORLD, INC. ET AL. The court consolidated the three cases in the U.S. District Court for the District of Nevada under the case captioned WILLIAM H. POULOS, ET AL. V. CAESARS
WORLD, INC. ET AL.

    The consolidated complaints allege that the defendants are involved in a scheme to induce people to play electronic video poker and slot machines based on false beliefs regarding how such machines operate and the extent to which a player is likely to win on any given play. The actions included claims under the federal Racketeering Influenced and Corrupt Organizations Act, fraud, unjust enrichment and negligent misrepresentation, and seek unspecified compensatory and punitive damages. A motion for class certification was filed in March 1998 but has not been ruled upon by the court. Discovery on the merits has been stayed pending a ruling on the motion for class certification.

DETROIT LITIGATION

    In LAC VIEUX DESERT BAND OF LAKE SUPERIOR CHIPPEWA INDIANS V. THE MICHIGAN GAMING CONTROL BOARD ET AL., the Lac Vieux Band of Lake Superior Chippewa Indians has sought to challenge the validity of the Michigan Gaming Control and Revenue Act (the "Michigan Act") and the City of Detroit's Casino Development Competitive Selection Process ordinance (the "Detroit ordinance"). On
October 31, 1997, the United States District Court for the Western District of Michigan issued an opinion holding that the Lac Vieux Band lacked standing to challenge the Michigan Act and the Detroit ordinance on First Amendment and Equal Protection grounds. In a decision issued on April 12, 1999, the United States Court of Appeals for the Sixth Circuit affirmed the District Court's determination that the Lac Vieux Band lacked standing to challenge the Michigan Act. However, the Sixth Circuit reversed the District Court's determination that
(i) the Lac Vieux Band lacked standing to challenge the Detroit ordinance,
(ii) the First Amendment is not implicated in the Detroit ordinance, and
(iii) a rational basis review rather than a strict scrutiny review should be applied in determining the merits of the Lac Vieux equal protection claim regarding the Detroit ordinance. The Sixth Circuit remanded the case to the District Court for further proceedings consistent with the Sixth Circuit's decision. In a decision issued on July 14, 2000, the United States District Court for the Western District of Michigan concluded that the Detroit ordinance as enacted is constitutional and survives the strict scrutiny analysis. Consistent with this decision, the District Court entered an Order granting Summary

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Judgment in favor of the defendants and dismissed the case in its entirety. On
July 27, 2000, the Lac Vieux Band of Lake Superior Chippewa Indians appealed this decision to the Sixth Circuit. No assurance can be given regarding the probable result of this litigation.

    In BARDEN DETROIT CASINO, L.L.C. V. THE CITY OF DETROIT, ET AL., Barden Detroit Casino, L.L.C. sought to challenge the validity of the Michigan Act and the Detroit ordinance. On July 22, 1999 the United States District Court for the Eastern District of Michigan entered an Order dismissing this challenge. Barden Detroit Casino, L.L.C. has appealed the District Court's decision to the United States Court of Appeals for the Sixth Circuit. The appeal is currently pending in the Court of Appeals. No assurance can be given regarding the timing or outcome of further proceedings in this litigation.

    If it is ultimately determined that the Michigan Act or the Detroit ordinance is defective, this could result in the termination of the license to operate our temporary casino or otherwise adversely impact our ability to continue to operate that facility and could prevent or otherwise adversely impact our ability to construct, open or operate our proposed permanent hotel-casino in downtown Detroit.

    In a separate action entitled LAC VIEUX DESERT BAND OF LAKE SUPERIOR CHIPPEWA INDIANS V. MICHIGAN GAMING CONTROL BOARD, the Lac Vieux Band of Lake Superior Chippewa Indians seeks to appeal in the Michigan Court of Appeals the Michigan Gaming Control Board's grant of a casino license to our Detroit joint venture. The standing of the Lac Vieux Band to appeal the Michigan Gaming Control Board's issuance of the casino license is being challenged in the Michigan Court of Appeals. If it is determined that the Lac Vieux Band has standing to appeal the issuance of the license, then the Michigan Court of Appeals can review the issuance of the casino license to our Detroit joint venture based upon standards set forth in the Michigan Administrative Procedures Act for appeal of an administrative decision. No assurance can be given regarding the probable result of this litigation.

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
                            REGULATION AND LICENSING

    Each of our casinos, including those owned and operated by the joint ventures in which we participate, is subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdiction where located or docked. Some jurisdictions, however, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to and periodic reports respecting those gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

    Under provisions of gaming laws in which we have operations and under Mandalay's Amended and Restated Certificate of Incorporation, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. The restrictions may require a holder of our securities to dispose of the securities or, if the holder refuses to dispose of the securities, we may be required to repurchase the securities.

    Each holder of a note, by accepting any note, will be deemed to have agreed to be bound by the requirements imposed on holders of our debt securities by the gaming authority of any jurisdiction in which we or any of our subsidiaries or joint ventures in which we participate conducts or proposes to conduct gaming activity. See "Description of the Exchange Notes--Mandatory Disposition Pursuant to Gaming Laws." In addition, the indenture governing the notes provides that each holder and beneficial owner of the notes, by accepting or otherwise acquiring an interest in any of the notes, will be deemed to have agreed that if the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner must be licensed, qualified or found suitable under applicable gaming laws, the holder or beneficial owner will apply for a license, qualification or finding of suitability within the required time period. If the person fails to apply or become licensed or qualified or is found unsuitable, Mandalay will have the right, at its option:

    - to require the person to dispose of his or her notes or beneficial interest in the notes within 30 days of receipt of notice of Mandalay's election or any earlier date that the relevant gaming authority may request or prescribe; or

    - to redeem the notes (possibly within less than 30 days following the notice of redemption if requested or prescribed by the gaming authority) at a redemption price equal to the lesser of:

       - the person's cost;

       - 100% of the principal amount, plus accrued and unpaid interest to the redemption date or the date of the finding of unsuitability, whichever is earlier; and

       - any other amount required by applicable law or by order of any gaming authority.

We will notify the trustee under the indenture in writing of any redemption under these circumstances as soon as practicable. We will not be responsible for any costs or expenses any holder or beneficial owner may incur in connection with its application for a license, qualification or finding of suitability.

NEVADA GAMING LAWS

    The ownership and operation of casino gaming facilities in the State of Nevada, such as the Nevada gaming facilities we and the joint ventures in which we participate own and operate, are subject to the Nevada Gaming Control Act and the regulations promulgated under this Act and various local regulations. Our Nevada gaming operations and those of its Nevada joint ventures are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board and, depending on the facility's location, the Clark County Liquor and Gaming Licensing Board or the City of Reno, which we refer to collectively as the "Nevada Gaming Authorities."

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
    The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

    - the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

    - the establishment and maintenance of responsible accounting practices and procedures;

    - the maintenance of effective controls over the financial practices of licensees, including the establishment and maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

    - the prevention of cheating and fraudulent practices; and

    - providing a source of state and local revenues through taxation and licensing fees.

    Changes in these laws, regulations and procedures could have an adverse effect on our gaming operations.

    Each of Mandalay's subsidiaries that currently operates a casino in Nevada is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. Mandalay is required to be registered by the Nevada Gaming Commission as a publicly traded corporation and as such, is required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require. No person may become a stockholder of, or receive any percentage of profits from, a licensed casino without first obtaining licenses and approvals from the Nevada Gaming Authorities. We have obtained from the Nevada Gaming Authorities the various registrations, findings of suitability, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, Mandalay or any of its licensed subsidiaries in order to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. Mandalay and its licensed subsidiaries' officers, directors and key employees must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay for all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

    If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Mandalay or any licensed subsidiary, Mandalay and the licensed subsidiary would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require Mandalay or a licensed subsidiary to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

    Mandalay and all of its licensed subsidiaries are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all of our or a licensed subsidiaries' material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Gaming Commission.

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
    If the Nevada Gaming Commission determined that Mandalay or a licensed subsidiary violated the Nevada Gaming Control Act, it could limit, condition, suspend or revoke our gaming licenses. In addition, Mandalay, the licensed subsidiary, and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act at the discretion of the Nevada Gaming Commission. Further, a supervisor could be appointed by the Nevada Gaming Commission to operate a licensed subsidiary's gaming establishment and, under specified circumstances, earnings generated during the supervisor's appointment, except for the reasonable rental value of the premises, could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license of a licensed subsidiary and the appointment of a supervisor could, or revocation of any gaming license would, have a material adverse effect on our gaming operations.

    Any beneficial holder of our common stock, or any of our other voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have that person's suitability as a beneficial holder of our voting securities determined if the Nevada Gaming Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

    The Nevada Gaming Control Act requires any person who acquires a beneficial ownership of more than 5% of Mandalay's voting securities to report the acquisition to the Nevada Gaming Commission. The Nevada Gaming Control Act requires that beneficial owners of more than 10% of Mandalay's voting securities apply to the Nevada Gaming Commission for a finding of suitability within thirty days after the Chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. An "institutional investor," as defined in the Nevada Act, which acquires beneficial ownership of more than 10%, but not more than 15%, of Mandalay's voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if the institutional investor holds Mandalay's voting securities for investment purposes only. An institutional investor will be deemed to hold Mandalay's voting securities for investment purposes if it acquired and holds Mandalay's voting securities in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly:

    - the election of a majority of the members of Mandalay's board of directors;

    - any change in Mandalay's corporate charter, bylaws, management, policies or operations, or any of its gaming affiliates; or

    - any other action which the Nevada Gaming Commission finds to be inconsistent with holding Mandalay's voting securities for investment purposes only.

    Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

    - voting on all matters voted on by stockholders;

    - making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

    - other activities as that the Nevada Gaming Commission may determine to be consistent with investment intent.

    If the beneficial holder of Mandalay's voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

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
    Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chairman of the Nevada State Gaming Control Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of Mandalay's voting securities beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. Mandalay will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with it or a licensed subsidiary, it:

    - pays that person any dividend or interest upon any of Mandalay's voting securities;

    - allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

    - pays remuneration in any form to that person for services rendered or otherwise; or

    - fails to pursue all lawful efforts to require the unsuitable person to relinquish the voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value. Additionally, the Clark County Liquor and Gaming Licensing Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee.

    The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a registered publicly traded corporation, such as the notes, to file applications, be investigated and be found suitable to own the debt security of the registered corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own the security, then under the Nevada Gaming Control Act, the registered publicly traded corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

    - pays to the unsuitable person any dividend, interest or any distribution whatsoever;

    - recognizes any voting right by the unsuitable person in connection with the securities;

    - pays the unsuitable person remuneration in any form; or

    - makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

    Mandalay is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record holder unsuitable. Mandalay is also required to render maximum assistance in determining the identity of the beneficial owner of any of our voting securities. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act. To date, the Nevada Gaming Commission has not imposed that requirement on us.

    Mandalay may not make a public offering of its securities without the prior approval of the Nevada Gaming Commission if it intends to use the securities or the proceeds from the offering to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions. On January 28, 1999, the Nevada Gaming Commission granted Mandalay prior approval to make public offerings for a period of two years, subject to some conditions, which we refer to as the "shelf approval." The shelf approval also applies to any company that Mandalay wholly owns which is a publicly traded corporation or would become a publicly traded corporation pursuant to a public offering. The shelf approval also includes approval for our registered

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
and licensed subsidiaries to guarantee any security issued by, and to hypothecate their assets to secure the payment or performance of any obligations evidenced by a security issued by, Mandalay or an affiliate in a public offering under the shelf approval. The shelf approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of the licensed subsidiaries, which we refer to as "stock restrictions." The shelf approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board. The shelf approval does not constitute a finding, recommendation or approval of the Nevada Gaming Authorities as to the accuracy or adequacy of this prospectus or the investment merits of the securities offered by this prospectus. Any statement indicating otherwise is unlawful. This exchange offer qualifies as a public offering and is being made pursuant to the shelf approval. The stock restrictions in respect of the exchange notes also will be covered by the shelf approval. The stock restrictions in respect of the old notes are not covered by the shelf approval and require the prior approval of the Nevada Gaming Commission, upon the recommendation of the Nevada State Gaming Control Board, in order to be effective. Mandalay has filed an application requesting this approval.

    Mandalay must obtain prior approval of the Nevada Gaming Commission with respect to a change in control through:

    - merger;

    - consolidation;

    - stock or asset acquisitions;

    - management or consulting agreements; or

    - any act or conduct by a person whereby the person obtains control of Mandalay.

    Entities seeking to acquire control of a registered publicly-traded corporation must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards before assuming control of the registered corporation. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses, and registered publicly-traded corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

    - assure the financial stability of corporate gaming operators and their affiliates;

    - preserve the beneficial aspects of conducting business in the corporate form; and

    - promote a neutral environment for the orderly governance of corporate affairs.

    Approvals may be required from the Nevada Gaming Commission before Mandalay can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control of Mandalay.

    License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed

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
subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

    - a percentage of the gross revenues received;

    - the number of gaming devices operated; or

    - the number of table games operated.

    A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling or serving of food or refreshments or the selling of merchandise. Nevada corporate licensees that hold a license as an operator of a slot machine route, or a manufacturer's or distributor's license, also pay fees and taxes to the State of Nevada. The licensed subsidiaries currently pay monthly fees to the Nevada Gaming Commission equal to a maximum of 6.25% of gross revenues.

    Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons (collectively, "licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada State Gaming Control Board of the licensee's participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Thereafter, licensees are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee is also subject to disciplinary action by the Nevada Gaming Commission if it:

    - knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

    - fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

    - engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

    - employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

    The sale of alcoholic beverages at establishments operated by a licensed subsidiary is subject to licensing, control and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any license, and any disciplinary action could, and revocation would, have a material adverse effect upon the operations of the licensed subsidiary.

MISSISSIPPI GAMING LAWS

    Mandalay conducts its Mississippi gaming operations through a Mississippi subsidiary, Circus Circus Mississippi, Inc. ("CCMI"), which owns and operates the Gold Strike-Tunica casino in Tunica County, Mississippi. The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission.

    The Mississippi Gaming Control Act, which legalized dockside casino gaming in Mississippi, was enacted on June 29, 1990. Although not identical, the Mississippi Gaming Control Act is similar to the Nevada Gaming Control Act. Effective October 29, 1991, the Mississippi Gaming Commission adopted regulations in furtherance of the Mississippi Gaming Control Act (the "regulations") which are also similar in many respects to the Nevada gaming regulations.

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
    The laws, regulations and supervisory procedures of Mississippi and the Mississippi Gaming Commission seek to:

    - prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity;

    - establish and maintain responsible accounting practices and procedures;

    - maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports to the Mississippi Gaming Commission;

    - prevent cheating and fraudulent practices;

    - provide a source of state and local revenues through taxation and licensing fees; and

    - ensure that gaming licensees, to the extent practicable, employ Mississippi residents.

    The regulations are subject to amendment and interpretation by the Mississippi Gaming Commission. Changes in Mississippi law, the regulations and/or interpretations of the Mississippi Gaming Control Act and the regulations by the Mississippi Gaming Commission may limit or otherwise materially affect the types of gaming that may be conducted and could have a material adverse effect on Mandalay and CCMI's Mississippi gaming operations.

    The Mississippi Gaming Control Act provides for legalized dockside gaming at the discretion of the 14 counties that either border the Gulf Coast or the Mississippi River, but only if the voters in these counties have not voted to prohibit gaming in that county. As of August 1, 2000, dockside gaming was permissible in nine of the 14 eligible counties in the state and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River, or in the waters of the State of Mississippi lying south of the state in eligible counties along the Mississippi Gulf Coast. The law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. There are no limitations on the number of gaming licenses which may be issued in Mississippi. The legal age for gaming in Mississippi is 21.

    Mandalay and its Mississippi licensee subsidiary, CCMI, are subject to the licensing and regulatory control of the Mississippi Gaming Commission. Mandalay is registered under the Mississippi Gaming Control Act as a publicly-traded holding company of CCMI and will be required periodically to submit detailed financial, operating and other reports to the Mississippi Gaming Commission and furnish any other information which the Mississippi Gaming Commission may require. If we are unable to satisfy the registration requirements of the Mississippi Gaming Control Act, Mandalay and CCMI cannot own or operate gaming facilities in Mississippi. CCMI must maintain a gaming license from the Mississippi Gaming Commission to operate a casino in Mississippi. The Mississippi Gaming Commission issues the licenses. CCMI will also be required periodically to submit detailed financial, operating and other reports to the Mississippi Gaming Commission and the Mississippi State Tax Commission and to furnish any other information required thereby.

    Gaming licenses are not transferable, are issued for a maximum term of three years and must be renewed periodically thereafter. CCMI received its Mississippi gaming license on August 18, 1994 and renewals on August 19, 1996 and August 20, 1998. On July 20, 2000 the Mississippi Gaming Commission renewed the Mississippi gaming license of CCMI for a term of three years, effective
August 21, 2000. No person may become a stockholder of or receive any percentage of profits from a licensed subsidiary of a holding company without first obtaining licenses and approvals from the Mississippi Gaming Commission.

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
    Certain of Mandalay's officers, directors and employees and the officers, directors and key employees of CCMI who are actively and directly engaged in the administration or supervision of gaming in Mississippi must be found suitable or be licensed by the Mississippi Gaming Commission. Mandalay believes it and CCMI have applied for all necessary findings of suitability with respect to these persons, although the Mississippi Gaming Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with Mandalay or CCMI may be required to be found suitable, in which case those persons must pay the costs and fees associated with the investigation. A finding of suitability requires submission of detailed personal financial information followed by a thorough investigation. There can be no assurance that a person who is subject to a finding of suitability will be found suitable by the Mississippi Gaming Commission. The Mississippi Gaming Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Findings of suitability must be periodically renewed.

    Changes in certain licensed positions must be reported to the Mississippi Gaming Commission. In addition to its authority to deny an application for a finding of suitability, the Mississippi Gaming Commission has jurisdiction to disapprove a change in a licensed position. The Mississippi Gaming Commission has the power to require Mandalay and CCMI to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in their capacities.

    Employees associated with gaming must obtain work permits that are subject to immediate suspension. The Mississippi Gaming Commission will refuse to issue a work permit to a person convicted of a felony and it may refuse to issue a work permit to a gaming employee if the employee has committed various misdemeanors or knowingly violated the Mississippi Gaming Control Act or for any other reasonable cause.

    At any time, the Mississippi Gaming Commission has the power to investigate and require a finding of suitability of any of Mandalay's record or beneficial stockholders, regardless of the percentage of ownership. Mississippi law requires any person who acquires more than 5% of the common stock of a publicly-traded corporation registered with the Mississippi Gaming Commission to report the acquisition to the Mississippi Gaming Commission, and that person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10% of the common stock of such a company, as reported to the Mississippi Gaming Commission, must apply for a finding of suitability by the Commission and must pay the costs and fees that the Mississippi Gaming Commission incurs in conducting the investigation. The Mississippi Gaming Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a registered public company's common stock. However, the Mississippi Gaming Commission has adopted a policy that may permit institutional investors to own beneficially up to 15% of a registered public company's common stock without a finding of suitability. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The Mississippi Gaming Commission may at any time dissolve, suspend, condition, limit or restrict a finding of suitability to own Mandalay's equity interests for any cause it deems reasonable.

    Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of Mandalay's securities beyond the time that the Mississippi Gaming Commission prescribes, may be guilty of a misdemeanor. Mandalay is subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with Mandalay or CCMI, Mandalay:

    - pays the unsuitable person any dividend or other distribution upon its voting securities;

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
    - recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person;

    - pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in limited and specific circumstances; or

    - fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

    Mandalay may be required to disclose to the Mississippi Gaming Commission upon request the identities of the holders of any debt or other securities. In addition, under the Mississippi Gaming Control Act the Mississippi Gaming Commission may, in its discretion:

    - require holders of debt securities of registered corporations to file applications;

    - investigate the holders; and

    - require the holders to be found suitable to own the debt securities.

    Although the Mississippi Gaming Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Gaming Commission retains the discretion to do so for any reason, including but not limited to a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt or equity securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Gaming Commission in connection with the investigation.

    CCMI must maintain in Mississippi a current ledger with respect to the ownership of its equity securities and Mandalay must maintain in Mississippi a current list of its stockholders which must reflect the record ownership of each outstanding share of any equity security issued by Mandalay. The ledger and stockholder lists must be available for inspection by the Mississippi Gaming Commission at any time. If any of Mandalay's securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Commission. A failure to make that disclosure may be grounds for finding the record holder unsuitable. Mandalay must also render maximum assistance in determining the identity of the beneficial owner.

    The Mississippi Gaming Control Act requires that the certificates representing securities of a registered publicly-traded corporation bear a legend to the general effect that the securities are subject to the Mississippi Gaming Control Act and the regulations of the Mississippi Gaming Commission. The Mississippi Gaming Commission has granted Mandalay a waiver of this legend requirement. The Mississippi Gaming Commission has the power to impose additional restrictions on Mandalay and the holders of its securities at any time.

    Substantially all loans, leases, sales of securities and similar financing transactions by a licensed gaming subsidiary must be reported to or approved by the Mississippi Gaming Commission. A licensed gaming subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities if it obtains the prior approval of the Mississippi Gaming Commission. Mandalay may not make a public offering of its securities without the prior approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. The approval, if given, does not constitute a recommendation or approval of the accuracy or adequacy of the prospectus or the investment merits of the securities subject to the offering. On February 17, 2000, the Mississippi Gaming Commission granted Mandalay a waiver of the prior approval requirement for its securities offerings for a period of two years, subject to certain conditions. The waiver may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Executive Director of the Mississippi Gaming Commission.

    Under the regulations of the Mississippi Gaming Commission, CCMI may not guarantee a security issued by Mandalay pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by the security issued by Mandalay, without the prior approval of the Mississippi Gaming Commission. Similarly, Mandalay may not pledge the stock or other ownership interests of CCMI, nor may the pledgee of these ownership interests foreclose on the pledge, without the prior approval of the Mississippi Gaming Commission. Moreover, restrictions on the transfer of an equity security issued by CCMI and agreements not to encumber these securities are ineffective without the prior approval of the Mississippi Gaming Commission. The waiver of the prior approval requirement for Mandalay's securities offerings received from the Mississippi Gaming Commission on February 17, 2000 includes a waiver of the prior approval requirement for such guarantees, pledges and restrictions of CCMI, subject to certain conditions.

    Mandalay cannot change its control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover without the prior approval of the Mississippi Gaming Commission. The Mississippi Gaming Commission may also require controlling stockholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    The Mississippi Legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and corporations whose stock is publicly-traded that are affiliated with those licensees, may be injurious to stable and productive corporate gaming. The Mississippi Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to:

    - assure the financial stability of corporate gaming operators and their affiliates;

    - preserve the beneficial aspects of conducting business in the corporate form; and

    - promote a neutral environment for the orderly governance of corporate affairs.

    Mandalay may be required to obtain approval from the Mississippi Gaming Commission before it may make exceptional repurchases of voting securities in excess of the current market price of its common stock (commonly called "greenmail") or before it may consummate a corporate acquisition opposed by management. The regulations will also require prior approval by the Mississippi Gaming Commission if Mandalay adopts a plan of recapitalization proposed by its board of directors opposing a tender offer made directly to the stockholders for the purpose of acquiring control of Mandalay.

    Neither Mandalay nor CCMI may engage in gaming activities in Mississippi while Mandalay, CCMI and/or persons found suitable to be associated with the gaming license of CCMI conduct gaming operations outside of Mississippi without approval of the Mississippi Gaming Commission. The Mississippi Gaming Commission may require determinations that there are means for the Mississippi Gaming Commission to have access to information concerning Mandalay's and Mandalay's affiliates' out-of-state gaming operations. Mandalay received waivers of foreign gaming approval from the Mississippi Gaming Commission for the conduct of gaming operations in Nevada, Indiana, Louisiana, Illinois, New Jersey, Michigan and Ontario, Canada, but may be required to obtain the approval or a waiver of such approval from the Mississippi Gaming Commission before engaging in any additional future gaming operations outside of Mississippi.

    If the Mississippi Gaming Commission decides that a licensed gaming subsidiary violated a gaming law or regulation, the Mississippi Gaming Commission could limit, condition, suspend or revoke the license of the subsidiary. In addition, we, the licensed subsidiary and the persons involved could be subject to substantial fines for each separate violation. A violation under any of Mandalay's other operating subsidiaries' gaming licenses may be deemed a violation of CCMI's gaming license. Because of a violation, the Mississippi Gaming Commission could attempt to appoint a supervisor to operate the casino facilities. Limitation, conditioning or suspension of CCMI's gaming license or Mandalay's registration as a publicly-traded holding company of CCMI, or the appointment of a supervisor could, and revocation of any gaming license or registration would, materially adversely affect Mandalay's Mississippi gaming operations.

    A licensed gaming subsidiary must pay license fees and taxes, computed in various ways depending on the type of gaming involved, to the State of Mississippi and to the county or city in which the licensed gaming subsidiary conducts operations. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon:

    - a percentage of the gross gaming revenues received by the casino operation;

    - the number of slot machines operated by the casino; and

    - the number of table games operated by the casino.

    The license fee payable to the State of Mississippi is based upon "gaming receipts," generally defined as gross receipts less payouts to customers as winnings, and equals:

    - 4% of gaming receipts of $50,000 or less per month;

    - 6% of gaming receipts over $50,000 and less than $134,000 per month; and

    - 8% of gaming receipts over $134,000 per month.

    These license fees are allowed as a credit against our Mississippi income tax liability for the year paid. The gross revenue fee imposed by the Mississippi cities and counties in which casino operations are located is in addition to the fees payable to the State of Mississippi and equals approximately 4% of the gaming receipts.

    The Mississippi Gaming Commission adopted a regulation in 1994 requiring as a condition of licensure or license renewal that a gaming establishment's plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which will amount to at least 25% of the casino cost. Infrastructure facilities are defined in the regulation to include a hotel with at least 250 rooms, theme park, golf course and other similar facilities. With the opening of its resort hotel and other amenities, we believe CCMI is in compliance with this requirement. On January 21, 1999, the Mississippi Gaming Commission adopted an amendment to this regulation which increased the infrastructure requirement to 100% from the existing 25%; however, the regulation grandfathers existing licensees and applies only to new casino projects and casinos that are not operating at the time of acquisition or purchase, and would therefore not apply to CCMI.

    Both the local jurisdiction and the Alcoholic Beverage Control Division of the Mississippi State Tax Commission license, control and regulate the sale of alcoholic beverages by CCMI. The Gold Strike-Tunica casino owned and operated by CCMI is in an area designated as a special resort area, which allows casinos located therein to serve alcoholic beverages on a 24-hour basis. The Alcohol Beverage Control Division has the full power to limit, condition, suspend or revoke any license for the service of alcoholic beverages or to place a licensee on probation with or without conditions. Any disciplinary action could, and revocation would, have a material adverse effect upon the casino's operations. Mandalay's and CCMI's key officers and managers must be investigated by the Alcoholic Beverage Control Division in connection with its liquor permits and changes in key positions must be approved by the Alcoholic Beverage Control Division.

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
ILLINOIS GAMING LAWS

    We are subject to the jurisdiction of the Illinois gaming authorities as a result of our acquisition of Grand Victoria Riverboat Casino based in Elgin, Illinois.

    In February 1990, the State of Illinois legalized riverboat gambling. The Illinois Riverboat Gambling Act (the "Illinois Act") authorizes the five-member Illinois Gaming Board (the "Illinois Board") to issue up to ten riverboat gaming owners' licenses on navigable streams within or forming a boundary of the State of Illinois except for Lake Michigan and any waterway in Cook County, which includes Chicago. Pursuant to the initial Illinois Act, a licensed owner who holds greater than a 10% interest in one riverboat operation, could hold no more than a 10% interest in any other riverboat operation. In addition, the initial Illinois Act restricted the location of certain of the ten owners' licenses. Four of the licenses were to be located on the Mississippi River, one license was to be at a location on the Illinois River south of Marshall County and one license had to be located on the Des Plaines River in Will County. The remaining licenses were not restricted as to location. Currently, nine owner's licenses are in operation in Alton, Aurora, East Peoria, East St. Louis, Elgin, Metropolis, Rock Island and two licenses in Joliet. The tenth license, which was initially granted to an operator in East Dubuque, was not renewed by the Illinois Board and has been the subject of on-going litigation.

    Furthermore, under the initial Illinois Act, no gambling could be conducted while a riverboat was docked. A gambling excursion could last no more than four hours, and a gaming excursion was deemed to have started when the first passenger boarded a riverboat. Gaming could continue during passenger boarding for a period of up to 30 minutes. Gaming was also allowed for a period of up to 30 minutes after the gangplank or its equivalent was lowered, thereby allowing passengers to exit the riverboat. During the 30-minute exit time period, new passengers were not allowed to board the riverboat. Although riverboats were mandated to cruise, there were certain exceptions. If a riverboat captain reasonably determined that either it was unsafe to transport passengers on the waterway due to inclement weather or the riverboat had been rendered temporarily inoperable by unforeseeable mechanical or structural difficulties or river icing, the riverboat could remain dockside or return to the dock. In those situations, a gaming excursion could begin or continue while the gangplank or its equivalent was raised and remained raised, in which event the riverboat was not considered docked. If a gaming excursion had to begin or continue with the gangplank or its equivalent raised, and the riverboat did not leave the dock, entry of new patrons on to the riverboat was prohibited until the completion of the excursion.

    In June of 1999, amendments to the Illinois Act were passed by the legislature and signed into law by the Governor. The amended Illinois Act redefined the conduct of gaming in the state. Pursuant to the amended Illinois Act, riverboats can conduct gambling without cruising, and passengers can enter and leave a riverboat at any time. In addition, riverboats may now be located upon any water within Illinois and not just navigable waterways. There is no longer any prohibition of a riverboat being located in Cook County. Riverboats are now defined as self-propelled excursion boats or permanently moored barges. The amended Illinois Act requires that only three, rather than four owner's licenses, be located on the Mississippi River. The 10% ownership prohibition has also been removed. Therefore, subject to certain Illinois Board rules, individuals or entities could own more than one riverboat operation.

    The amended Illinois Act also allows for the relocation of a riverboat home dock. A licensee that was not conducting riverboat gambling on January 1, 1998, may apply to the Illinois Board for renewal and approval of relocation to a new home dock and the Illinois Board shall grant the application and approval of the new home dock upon the licensee providing to the Illinois Board authorization from the new dockside community. Pursuant to the amended Illinois Act, the former owner and operator of the East Dubuque riverboat has applied for renewal of its license and to relocate its operation to

Rosemont, Illinois. Any licensee that relocates in accordance with the provisions of the amended Illinois Act, must attain a level of at least 20% minority ownership of such a gaming operation.

    The constitutionality of the amended Illinois Act has been challenged and is currently the subject of litigation. There is no assurance that the amended Illinois Act will be upheld as constitutional. If the amended Illinois Act is deemed unconstitutional, all of the new provisions would no longer be in effect. Specifically, in that situation, riverboats would have to return to cruising in order to conduct gaming.

    The Illinois Act strictly regulates the facilities, persons, associations and practices related to gaming operations. The Illinois Act grants the Illinois Board specific powers and duties, and all other powers necessary and proper to fully and effectively execute the Illinois Act for the purpose of administering, regulating and enforcing the system of riverboat gaming. The Illinois Board has authority over every person, association, corporation, partnership and trust involved in riverboat gaming operations in the State of Illinois.

    The Illinois Act requires the owner of a riverboat gaming operation to hold an owner's license issued by the Illinois Board. Each owner's license permits the holder to own up to two riverboats, however, gaming participants are limited to 1,200 for any owner's license. The number of gaming participants will be determined by the number of gaming positions available. Gaming positions are counted as follows:

    - electronic gaming devices positions will be determined as 90% of the total number of devices available for play;

    - craps tables will be counted as having ten gaming positions; and

    - games utilizing live gaming devices, except for craps, will be counted as having five gaming positions.

    Each owner's license initially runs for a period of three years. Thereafter, the license must be renewed annually. Under the amended Illinois Act, the Board may renew an owner's license for up to four years. An owner licensee is eligible for renewal upon payment of the applicable fee and a determination by the Illinois Board that the licensee continues to meet all of the requirement of the Illinois Act and Illinois Board rules. The owner's license for Grand Victoria Riverboat Casino was issued in October 1994 and was valid for three years. Since that time, the license has been renewed annually, with the most recent renewal approved by the Illinois Board in October of 1999 for a one year period. An ownership interest in an owner's license may not be transferred or pledged as collateral without the prior approval of the Illinois Board.

    Pursuant to the amended Illinois Act, which lifted the 10% ownership prohibition, the Illinois Board established certain rules to effectuate this statutory change. In deciding whether to approve direct or indirect ownership or control of an owner's license, the Illinois Board shall consider the impact of any economic concentration of the ownership or control. No direct or indirect ownership or control may be approved which will result in undue economic concentration of the ownership of a riverboat gambling operation in Illinois. Undue economic concentration means that a person or entity would have actual or potential domination of riverboat gambling in Illinois sufficient to:

    - substantially impede or suppress competition among holders of owner's licenses;

    - adversely impact the economic stability of the riverboat casino industry in Illinois; or

    - negatively impact the purposes of the Illinois Act, including tourism, economic development, benefits to local communities, and State and local revenues.

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
    The Illinois Board will consider the following criteria in determining whether the approval of the issuance, transfer or holding of a license will create undue economic concentration:

    - percentage share of the market presently owned or controlled by the person or entity;

    - estimated increase in the market share if the person or entity is approved to hold the owner's license;

    - relative position of other persons or entities that own or control owner's licenses in Illinois;

    - current and projected financial condition of the riverboat gaming industry;

    - current market conditions, including proximity and level of competition, consumer demand, market concentration, and any other relevant characteristics of the market;

    - whether the license to be approved has separate organizational structures or other independent obligations;

    - potential impact on the projected future growth and development of the riverboat gambling industry, the local communities in which licenses are located, and the State of Illinois;

    - barriers to entry into the riverboat gambling industry and if the approval of the license will operate as a barrier to new companies and individuals desiring to enter the market;

    - whether the approval of the license is likely to result in enhancing the quality and customer appeal of products and services offered by riverboat casinos in order to maintain or increase their respective market shares;

    - whether a restriction on the approval of the additional license is necessary in order to encourage and preserve competition in casino operations; and

    - any other relevant information.

    The Illinois Act does not limit the maximum bet or per patron loss. Minimum and maximum wagers on games are set by the owner licensee. Wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager and wagers may only be received from a person present on the riverboat. With respect to electronic gaming devices, the payout percentage may not be less than 80% nor more than 100%.

    As admission tax is imposed on the owner of a riverboat operation. Under the amended Illinois Act, a $2.00 admission tax is imposed for each admission to a riverboat casino. Additionally, a wagering tax is imposed on the adjusted gross receipts, as defined in the Illinois Act, of a riverboat operation. As of January 1, 1998, the wagering tax is as follows:

    - 15% of adjusted gross receipts up to and including $25,000,000;

    - 20% of adjusted gross receipts in excess of $25,000,000 but not exceeding $50,000,000;

    - 25% of adjusted gross receipts in excess of $50,000,000 but not exceeding $75,000,000;

    - 30% of adjusted gross receipts in excess of $75,000,000 but not exceeding $100,000,000; and

    - 35% of adjusted gross receipts in excess of $100,000,000.

    The owner licensee is required, on a daily basis, to wire the wagering tax payment to the Illinois Board.

    In addition to owner's licenses, the Illinois Board also requires licensing for all vendors of gaming supplies and equipment and for all employees of a riverboat gaming operation. The Illinois Board is authorized to conduct investigations into the conduct of gaming and into alleged violations of the

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Illinois Act and the Illinois Board rules. Employees and agents of the Illinois
Board have access to and may inspect any facilities relating to the riverboat gaming operation.

    A holder of any license is subject to imposition of fines, suspension or revocation of such license, or other action for any act or failure to act by himself or his agents or employees, that is injurious to the public health, safety, morals, good order and general welfare of the people of the State of Illinois, or that would discredit or tend to discredit the Illinois gaming industry or the State of Illinois. Any riverboat operations not conducted in compliance with the Illinois Act may constitute an illegal gaming place and consequently may be subject to criminal penalties, which penalties include possible seizure, confiscation and destruction of illegal gaming devices and seizure and sale of riverboats and dock facilities to pay any unsatisfied judgment that may be recovered and any unsatisfied fine that may be levied. The Illinois Act also provides for civil penalties, equal to the amount of gross receipts derived from wagering on the gaming, whether unauthorized or authorized, conducted on the day of any violation. The Illinois Board may revoke or suspend licenses, as the Illinois Board may see fit and in compliance with applicable laws of the State of Illinois regarding administrative procedures and may suspend an owner's license, without notice or hearing, upon a determination that the safety or health of patrons or employees is jeopardized by continuing a riverboat's operation. The suspension may remain in effect until the Illinois Board determines that the cause for suspension has been abated and it may revoke the owner's license upon a determination that the owner has not made satisfactory progress toward abating the hazard.

    The Illinois Board requires that a "Key Person" of an owner licensee submit a Personal Disclosure or Business Entity Form and be investigated and approved by the Illinois Board. The Illinois Board shall certify for each applicant for or holder of an owner's license each position, individual or Business Entity that is to be approved by the Board and maintain suitability as a Key Person.

    With respect to an applicant for or the holder of an owner's license, Key Person shall include:

    - any Business Entity and any individual with an ownership interest or voting rights of more that 5% in the licensee or applicant, and the trustee of any trust holding such ownership interest or voting rights;

    - the directors of the licensee or applicant and its chief executive officer, president and chief operating officer, or their functional equivalents; and

    - all other individuals or Business Entities that, upon review of the applicant's or licensees Table of Organization, Ownership and Control the Board determines hold a position or a level of ownership, control or influence this is material to the regulatory concerns and obligations of the Illinois Board for the specified licensee or applicant.

    In order to assist the Gaming Board in its determination of Key Persons, applicants for or holders of an owner's license must provide to the Gaming Board a Table of Organization, Ownership and Control (the "Table"). The Table must identify in sufficient detail the hierarchy of individuals and Business Entities that, through direct or indirect means, manage own or control the interest and assets of the applicant or licensee holder. If a Business Entity identified in the Table is a publicly traded company, the following information must be provided in the Table:

    - the name and percentage of ownership interest of each individual or Business Entity with ownership of more than 5% of the voting shares of the entity, to the extent this information is known or contained in
      Schedule 13D or 13G SEC filings;

    - to the extent known, the names and percentage of interest of ownership of persons who are relatives of one another and who together (as individuals or through trusts) exercise control over or own more than 10% of the voting shares of the entity; and

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    - any trust holding more than 5% ownership or voting interest in Mandalay, to the extent this information is known or contained in Schedule 13D or 13G SEC filings.

    The Table may be disclosed under the Freedom of Information Act.

    Each owner licensee must provide a means for the economic disassociation of a Key Person in the event such economic disassociation is required by an order of the Gaming Board. Based upon findings from an investigation into the character, reputation, experience, associations, business probity and financial integrity of a Key Person, the Gaming Board may enter an order upon the licensee or require the economic disassociation of the Key Person.

    Furthermore, each applicant or owner licensee must disclose the identity of every person, association, trust or corporation having a greater than 1% direct or indirect pecuniary interest in an owner licensee or in the riverboat gaming operation with respect to which the license is sought. The Illinois Gaming Board may also require an applicant or owner licensee to disclose any other principal or investor and require the investigation and approval of these individuals.

    The Illinois Gaming Board (unless the investor qualifies as an institutional investor) requires a Personal Disclosure Form from any person or entity who or which, individually or in association with others, acquires directly or indirectly, beneficial ownership of more than 5% of any class of voting securities or non-voting securities convertible into voting securities of a publicly-traded corporation which holds an ownership interest in the holder of an owner's license. If the Illinois Gaming Board denies an application for such a transfer and if no hearing is requested, the applicant for the transfer of ownership interest must promptly divest those shares in the publicly-traded parent corporation. The holder of an owner's license would not be able to distribute profits to a publicly-traded parent corporation until such shares have been divested. If a hearing is requested, the shares need not be divested and profits may be distributed to a publicly-held parent corporation pending the issuance of a final order from the Illinois Gaming Board.

    An institutional investor that individually or jointly with others, cumulatively acquires, directly or indirectly, 5% or more of any class of voting securities of a publicly-traded licensee or a licensee's publicly-traded parent corporation shall, within no less than ten days after acquiring these securities, notify the Administrator of the Board of such ownership and shall provide any additional information as may be required. If an institutional investor (as specified above) acquires 10% or more of any class of voting securities of a publicly-traded licensee or a licensee's publicly-traded parent corporation it shall file an Institutional Investor Disclosure Form within 45 days after acquiring this level of ownership interest. The owner licensee shall notify the Administrator as soon as possible after it becomes aware that it or its parent is involved in an ownership acquisition by an institutional investor. The institutional investor also has an obligation to notify the Administrator of its ownership interest.

    In addition to Institutional Investor Disclosure Forms, certain other forms may be required to be submitted to the Illinois Board. An owner-licensee must submit a Marketing Agent Form to the Illinois Board for each Marketing Agent with whom it intends to do business. A Marketing Agent is a person or entity, other than a junketeer or an employee of a riverboat gaming operation, who is compensated by the riverboat gaming operation in excess of $100 per patron per trip for identifying and recruiting patrons. Key Persons of owner-licensees must submit Trust Identification Forms for trusts, excluding land trusts, for which they are a grantor, trustee or beneficiary each time such a trust relationship is established, amended or terminated.

    Applicants for and holders of an owner's license are required to obtain formal approval from the Illinois Board for changes in the following areas:

    - Key Persons;

    - type of entity;

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    - equity and debt capitalization of the entity;

    - investors and/or debt holders;

    - source of funds;

    - applicant's economic development plan;

    - riverboat capacity or significant design change;

    - gaming positions;

    - anticipated economic impact; or

    - agreements, oral or written, relating to the acquisition or disposition of property (real or personal) of a value greater than $1 million.

    A holder of an owner's license is allowed to make distributions to its stockholders only to the extent that the distribution would not impair the financial viability of the gaming operation. Factors to be considered by the licensee will include but not be limited to the following:

    - cash flow, casino cash and working capital requirements;

    - debt service requirements obligations and covenants associated with financial instrument;

    - requirements for repairs and maintenance and capital improvements;

    - employment or economic development requirements of the Act; and

    - a licensee's financial projections.

    The Illinois Board may waive any licensing requirement or procedure provided by rule if it determines that the waiver is in the best interests of the public and the gaming industry. Also, the Illinois Board may, from time to time, amend or change its rules.

    From time to time, various proposals have been introduced in the Illinois legislature that, if enacted, would affect the taxation, regulation, operation or other aspects of the gaming industry or Mandalay. Some of this legislation, if enacted, could adversely affect the gaming industry or Mandalay. No assurance can be given whether such or similar legislation will be enacted.

    Uncertainty exists regarding the Illinois gambling regulatory environment due to limited experience in interpreting the Illinois Act.

MICHIGAN GAMING LAWS

    Mandalay is subject to regulation by the Michigan Gaming Control Board ("Michigan Board") pursuant to the Michigan Gaming Control and Revenue Act ("Michigan Act") as a result of ownership of 53.5% of Detroit Entertainment, L.L.C., a Michigan limited liability company, d/b/a MotorCity Casino (herein "MotorCity Casino").

    The qualification standards established by the Michigan Act and Rules are very comprehensive. A burden of proof by "clear and convincing evidence" is placed upon the applicant. The focus of these standards is suitability as to:

    - character;

    - reputation;

    - integrity;

    - business probity;

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    - experience;

    - ability;

    - financial ability and responsibility; and

    - any other criteria considered appropriate by the Michigan Board.

    MotorCity's casino license is a one-year license. The license will be renewed by the Michigan Board on an annual basis if the Michigan Board determines that MotorCity Casino continues to meet all requirements established by the Michigan Act and Rules.

    The Michigan Act permits the licensing and operation of up to three casinos in any Michigan city that meets certain requirements.

    At the present time, the only city in Michigan that meets these requirements is Detroit. To date, two casino licenses have been issued. An application for the third casino license is pending before the Michigan Board. It is not certain when the Michigan Board will issue the third casino license.

    The Michigan Board is composed of five persons. It has the authority to:

    - enforce the provisions of the Michigan Act;

    - license casinos in accordance with the provisions of the Michigan Act; and

    - regulate all aspects of the operation of casinos licensed by the Michigan Board.

    The Michigan Board's jurisdiction extends to every person and business entity involved in casino gaming operations governed by the Michigan Act and Rules.

    The Michigan Act and Rules strictly regulate all aspects of the ownership and operation of casinos licensed under the Michigan Act. This includes regulation of:

    - all related buildings, facilities, bars, restaurants, hotels, cocktail lounges, retail establishments, arenas and rooms functionally or physically connected to the casino; and

    - any other facility located in the city of Detroit that is under the control of the casino licensee or an affiliated company.

Collectively, the Michigan Act calls all of these buildings, facilities and other amenities the "Casino Enterprise."

    The Michigan Board, the Michigan Attorney General and the Michigan State Police have been assigned to investigate and inspect the casinos licensed under the Michigan Act. These employees have the right to inspect all facilities relating to the Casino Enterprise.

    The Michigan Act and Rules require that "Key Persons" meet the requirements set forth in the Michigan Act and Rules. Key Persons include:

    - officers, directors, trustees, partners and proprietors of a casino licensee or an affiliate or holding company of a casino licensee that has control of a casino licensee;

    - a person that holds a combined direct, indirect or attributed debt or equity interest of more than 5% in a person that holds a casino license;

    - a person that holds a combined direct, indirect, or attributed equity interest of more than 5% in a person that holds a casino license;

    - a managerial employee of an affiliate or holding company that has control of a person that holds a casino license; and

    - various management level employees of the casino licensee.

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    The Michigan Act defines "control" of a casino licensee as having greater than 15% direct or indirect pecuniary interest in the casino licensee. Mandalay has control of MotorCity Casino.

    Key Persons are required to timely file and update qualification information with the Michigan Board and then be approved by the Michigan Board.

    The Michigan Act and Rules require compliance with qualification standards for obtaining and retaining a direct or indirect ownership interest in a casino and for transferring an ownership interest in a casino. Owners are required to timely file and update information required to be submitted to the Michigan Board.

    The Michigan Board can require compliance with the qualification and approval standards whenever the Michigan Board determines that it is in the best interests of the Michigan casino regulatory process to do so regardless of the amount of direct or indirect beneficial ownership interest involved or the nature of the ownership interest.

    The Michigan Act and Rules distinguish between shareholders of a privately owned company and shareholders of a publicly traded company for qualification purposes.

    Shareholders of a privately owned company who directly or indirectly beneficially own 1% or more of a casino licensee or casino license applicant must submit qualification information to the Michigan Board and be approved by the Michigan Board.

    Shareholders that own more than 5% of a publicly traded company that owns 1% or more of one of the Detroit casinos must submit and update qualification information to the Michigan Board. Mandalay owns more than 1% of MotorCity casino and, therefore, each shareholder that owns more than 5% of the shares of Mandalay is subject to the qualification requirements established by the Michigan Act and Rules.

    There are special rules for an "institutional investor" that has invested in a publicly traded company that owns 1% or more of a Detroit casino or a Michigan casino license applicant.

    The Michigan Board is currently taking the position that an institutional investor that individually or, in association with others, directly or indirectly holds or acquires beneficial ownership of more than 5% of Mandalay must notify the Michigan Board of its interest in Mandalay within 10 business days after the institutional investor acquires more than a 5% interest in Mandalay or files a Form 13D or 13G with the SEC. The institutional investor may be required by the Michigan Board to supply additional information to the Michigan Board. The Michigan Board may require the institutional investor to be found suitable.

    An institutional investor that individually or, in association with others, directly or indirectly holds or acquires beneficial ownership of more than a 5% interest but less than a 10% interest in Mandalay may request from the Michigan Board a waiver of the eligibility and suitability requirements if the institutional investor purchased the interest in Mandalay for investment purposes only and not for the purpose of influencing or affecting the affairs of Mandalay, MotorCity Casino or its affiliates. In order to obtain the waiver, the institutional investor must complete and file with the Michigan Board a Michigan Institutional Investor Waiver Application (less than 10% interest).

    An institutional investor that individually or, in association with others, directly or indirectly holds or acquires beneficial ownership of more than a 10% interest but not more than a 15% interest in Mandalay may request from the Michigan Board a waiver of the eligibility and suitability requirements if the institutional investor purchased the interest in Mandalay for investment purposes only and not for the purpose of influencing or affecting the affairs of Mandalay, MotorCity Casino or its affiliates. The Michigan Rules require that an institutional investor within these ownership parameters must disclose detailed information concerning the institutional investor.

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
    An institutional investor that individually or, in association with others, directly or indirectly holds or acquires beneficial ownership of more than a 15% interest in Mandalay is required to file qualification information with the Michigan Board within 45 days after acquiring the interest and is required to meet qualification and approval standards.

    The Michigan Act and Rules regulate an institutional investor owning debt securities of a casino licensee's affiliates. An institutional investor may be required to meet the Michigan Act's qualification standards if the institutional investor:

    - owns or acquires beneficial ownership of 10% or more of debt securities of a casino licensee's affiliate or affiliated company which are related in any way to the financing of the casino licensee; or

    - owns or acquires beneficial ownership of more than 50% of any issue of the outstanding debt of the casino licensee's affiliate or affiliated company.

    An institutional investor that owns or acquires beneficial ownership of more than 5% but less than 10% of debt securities of a casino licensee's affiliate or affiliated company which are in any way related to the financing of the casino licensee may be granted a waiver of the eligibility and suitability requirements of the Michigan Act and Michigan Rules if:

    - the debt securities do not represent more than 20% of the outstanding debt of the casino licensee's affiliate or affiliated company; or

    - the debt securities represent not more than 50% of any issue of the outstanding debt of the casino licensee's affiliate or affiliated company; and

    - the debt securities are those of a publicly traded corporation and were purchased for investment purposes only.

    The Michigan Act and Rules regulate the transfer of a direct or indirect interest in a casino licensee. The Michigan Board must be notified in advance of any proposed transfer of a direct or indirect interest. If the proposed transfer involves more than a 1% direct or indirect interest, the proposed transfer may not be consummated until the transfer has been approved by the Michigan Board. In all events, the parties proposing to engage in the transfer action should determine the applicable requirements of the Michigan Act and Rules before completing the transfer transaction.

    Formal notice of certain events must be given to and approval obtained from the Michigan Board by the casino licensee or applicant and any of their affiliates or holding companies whenever any of the following events occur:

    - a change of a Key Person;

    - a change in entity;

    - a change in equity or debt capitalization of the entity;

    - a change in investors subject to the Michigan Act and Michigan Rules;

    - a change in debt holders subject to the Michigan Act and Michigan Rules.

    - a change in source of funds; or

    - related party transactions exceeding $250,000 in a 12-month period.

    The Michigan Act declares that a person or entity that is required to meet the Michigan Act's suitability standards will not be eligible if any of the following circumstances exist:

    - the applicant has been convicted of a felony anywhere in the United
      States;

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    - the applicant has been convicted of a misdemeanor involving gambling, theft, fraud, or dishonesty;

    - the applicant has submitted an application that contains false information;

    - the applicant or affiliate owns more than a 10% ownership interest in any entity holding a casino license issued under the Michigan Act;

    - the applicant holds any elective office in the United States (with certain minor exceptions), is an employee of any gaming regulatory body in the United States or is employed by a governmental unit of the State of Michigan;

    - the Michigan Board concludes that the applicant lacks the requisite suitability as to integrity, moral character and reputation, personal and business probity, financial ability and experience, responsibility, or means to develop, construct, operate or maintain the casino; or

    - the applicant fails to meet other criteria considered appropriate by the Michigan Board that are not arbitrary, capricious or contrary to the provisions of the Michigan Act.

    The Michigan Act prohibits casino licensees and applicants and certain related persons from making contributions to candidates for state or local office in the State of Michigan and to committees supporting any such candidates during various periods, including periods prior to licensure.

    The political contribution restriction applies to casino license applicants, casino licensees and all of the following persons and entities:

    - any person or entity that holds at least a 1% interest in the casino licensee or Casino Enterprise;

    - any person who is an officer or managerial employee of the casino licensee or Casino Enterprise;

    - any person who is an officer of the person who holds at least a 1% interest in the casino licensee or Casino Enterprise; and

    - any person that is an independent committee of the casino licensee or Casino Enterprise.

    The Michigan Act also applies this restriction to spouses, parents, children and spouses of children of persons holding an interest in the casino licensee or Casino Enterprise. However, the portion of the political contribution restriction relating to spouses, parents, children and spouses of children has been declared unconstitutional by Attorney General Frank Kelley in Attorney General Opinion No. 7002 issued on December 17, 1998 in those instances where the contribution is not a willful attempt to evade the political contribution restrictions contained in the Michigan Act.

    The penalties for violation of the political contribution restriction includes fines, imprisonment or both.

    If a shareholder who is required to submit qualification information to the Michigan Board is not approved by the Michigan Board, the shareholder must promptly dispose of all ownership interest in the shares.

    If a person who seeks to acquire shares is a person who is required to submit qualification information to the Michigan Board and the person does not obtain approval for the acquisition from the Michigan Board, the person may not acquire the shares and must promptly dispose of all interest in the shares.

    If a Key Person who is required to submit qualification information to the Michigan Board is not approved by the Michigan Board, the Key Person must promptly cease all involvement in the Michigan Casino Enterprise.

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    As required under the Michigan Act, MotorCity Casino has a Development
Agreement with the City of Detroit. The Development Agreement is currently in effect.

    MotorCity Casino has constructed a temporary casino in accordance with the terms of the Development Agreement. This temporary casino opened on December 14, 1999. Under the terms of the Development Agreement, the temporary casino is to be operated for no more than 48 months unless otherwise agreed by the City of Detroit, at which time the temporary casino is to be closed and the permanent casino opened. Detroit Entertainment, L.L.C. is prepared to begin construction of the permanent casino in accordance with the Development Agreement once the permanent casino site designated by the City of Detroit has been acquired in accordance with procedures developed by the City of Detroit and the construction site is ready for construction activity. No assurance can be given regarding when the permanent casino site will be available and ready for construction of the permanent casino or when construction of the permanent casino will be completed and the permanent casino opened.

    The Development Agreement entered into between the City of Detroit and Detroit Entertainment, L.L.C. has numerous terms and conditions relating to following:

    - the construction of the temporary and permanent casino;

    - the employment of Detroit residents, minorities and women to staff the operation of the temporary and permanent casinos; and

    - the use of Detroit based, minority and woman owned vendors and suppliers.

    MotorCity Casino has agreed to exercise its reasonable best efforts to comply with vendor and supplier use and hiring goals. Failure to comply with the terms of the Development Agreement could adversely effect its casino license.

    Michigan law requires that any person who holds a "Casino Interest" must file a registration form with the Michigan Secretary of State not later than 5 days after obtaining the Casino Interest. Violation of this registration requirement for more than 30 days is a misdemeanor that is subject to a fine of not more than $1,000. The Casino Interest registration requirement is completely separate and apart from the eligibility and qualification requirements established by the Michigan Act and Michigan Rules. A person holding a Casino Interest includes:

    - a person who holds at least a 1% interest in a casino licensee or a Casino Enterprise;

    - a person who is a partner, officer or key or managerial employee of the casino licensee or Casino Enterprise;

    - a person who is an officer of the person who holds at least a 1% interest in the casino licensee or Casino Enterprise; and

    - the spouse or children of any of these persons.

    A "person" includes any individual and legal entity.

However, the portion of the Casino Interest registration requirement that requires spouses and children of persons holding a Casino Interest to register with the Michigan Secretary of State has been declared invalid by Attorney General Jennifer Granholm in Attorney General Opinion No. 7053 issued on May 3, 2000.

    The Casino Interest Registration Form may be obtained from the Michigan Secretary of State in Lansing, Michigan.

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    The Michigan Act and Rules establish extensive requirements and procedures relating to all of the following:

    - operation of casino games;

    - ownership records;

    - reporting of transactions;

    - handling of money;

    - extending credit;

    - accounting and editing;

    - internal control systems; and

    - compliance reporting.

    The Michigan Act and Rules do not limit the maximum bet or per person loss. No person under the age of 21 years is permitted to wager in a casino licensed under the Michigan Act. MotorCity Casino may operate 24 hours a day, 7 days a week. MotorCity Casino is subject to regulation by the Michigan Liquor Control Commission. The Michigan Act subjects MotorCity Casino to five forms of gaming taxes and fees:

    - a nonrefundable license application fee of $50,000;

    - a $25,000 casino license fee, which is payable annually;

    - a wagering tax equal to 18% of adjusted gross receipts;

    - a municipal services fee in an amount equal to the greater of 1.25% of adjusted gross receipts or $4,000,000; and

    - the payment of all regulatory and enforcement costs, including compulsive gaming programs, casino related programs and activities, casino related services provided by the Michigan Attorney General and casino related expenses of the Michigan State Police up to a combined total annual maximum charge of $25,000,000 in the first year of casino operations for all casinos licensed under the Michigan Act. This maximum amount is adjusted annually by the Detroit Consumer Price Index.

    No casino licensed under the Michigan Act is liable for the payment of more than 1/3 of the total annual assessment. This fee is placed into a services fee fund. This service fee fund is prohibited from exceeding $65,000,000. If this service fee fund exceeds $65,000,000, any amount in excess of $65,000,000 must be credited towards the annual payments the casinos licensed under the Michigan Act are required to make to the service fee fund.

    The five forms of fees and taxes listed above are in addition to the taxes, fees and assessments customarily paid by business entities in the State of Michigan and the City of Detroit.

    The holder of a casino license issued under the Michigan Act is subject to a variety of penalties for violation of the Michigan Act or Rules. The penalties include, but are not necessarily limited to, the following:

    - monetary fines;

    - suspension of the casino license;

    - revocation of the casino license;

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    - civil penalties of up to $10,000 or the amount of daily gross receipts derived from wagering on gaming on the day of the violation, whichever is greater;

    - criminal penalties;

    - seizure and/or destruction of gaming equipment;

    - seizure and/or sale of gaming operations;

    - imposition of a conservatorship; and

    - imposition of restrictions or conditions on gaming operations by the Michigan Board.

    The Michigan Board is required to comply with the Michigan Act, the Michigan Rules, the Michigan Administrative Procedures Act and other applicable laws and regulations. The Michigan Board may suspend a casino operator's license, without notice or hearing, upon a determination that:

    - the safety or health of patrons or employees would be threatened by the continued operation of the casino; or

    - the action is necessary for the immediate preservation of the integrity of casino gaming, public peace, health, safety, morals, good order or general welfare.

    The Michigan Board may waive any licensing requirement or procedures provided by the Michigan Rules provided that the waiver does not violate the Michigan Act. Any such waiver must be based upon a determination by the Michigan Board that the waiver is in the best interests of the public and the gaming industry.

    The Michigan Board may amend or change the Michigan Rules provided that the amendment or change complies with the Michigan Act and other applicable Michigan law.

    Uncertainty exists regarding the Michigan gaming regulatory environment due to the limited experience in interpreting the Michigan Act and the Michigan Rules. The Michigan Act and Michigan Rules are evolving pursuant to an ongoing regulatory, legislative and judicial process. Therefore, the Michigan Act and Michigan Rules are subject to and, in all probability will, change with the maturation of casino gaming regulated by the Michigan Act.

    Various regulatory proposals have been and in all likelihood will continue to be discussed by the Detroit City Council concerning the regulation of casinos in the City of Detroit. Legislation proposed to or by the Detroit City Council, if enacted, could adversely effect the gaming industry, Detroit Entertainment, L.L.C. or Mandalay. No assurance can be given whether additional ordinances will be enacted and what effect such ordinances could have on the operation of casinos in the City of Detroit.

    From time to time various proposals have been introduced in the Michigan legislature which related to casino gaming in Detroit. Some of the proposals, if enacted, would effect the taxation, regulation, operation or other aspects of the gaming industry, Detroit Entertainment, L.L.C. or Mandalay. No assurance can be given whether additional legislation will be enacted and what effect such legislation could have on the operation of casinos in the City of Detroit.

    The constitutionality of the Detroit Casino Competitive Selection Process Ordinance and the Michigan Act has been challenged in separate federal court proceedings initiated by the Lac Vieux Band of Lake Superior Chippewa Indians and by Barden Detroit Casino, L.L.C. If it is subsequently determined that either the Detroit Casino Competitive Selection Process Ordinance or the Michigan Act is defective and this determination is upheld, this may impact the validity of the Development Agreement entered into between Detroit Entertainment, L.L.C. and the City of Detroit or the casino license issued to Detroit Entertainment, L.L.C., which could have an adverse impact upon us. No assurance can be given regarding the probable result of either proceeding.

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    The Lac Vieux Band of Lake Superior Chippewa Indians has also filed an appeal with the Michigan Court of Appeals for judicial review of the Michigan Board's grant of a casino license to Detroit Entertainment, L.L.C. If the Court of Appeals determines that the Lac Vieux Band has status to appeal the Michigan Board's issuance of the casino license to Detroit Entertainment, L.L.C., the casino license issued by the Michigan Board to Detroit Entertainment, L.L.C. could be adversely effected, which could have an adverse impact upon us. No assurance can be given regarding the probable result of this litigation.

    If it is ultimately determined that either the Michigan Act or the Detroit ordinance is defective, this could result in the termination of the license to operate our temporary casino or otherwise adversely impact our ability to continue to operate that facility and could prevent or otherwise adversely impact our ability to construct, open or operate our proposed permanent hotel-casino in downtown Detroit. This may have an impact upon the validity of the Development Agreement entered into between the City of Detroit and Detroit Entertainment, L.L.C., and the casino license issued to Detroit Entertainment, L.L.C.

    Litigation challenging the condemnation of real property by the City of Detroit for the permanent casino construction site has been initiated. As a result of this litigation, 47 pending land condemnations initiated by the City of Detroit have been dismissed. The litigation surrounding the condemnation of land for use in construction of the permanent casinos in the City of Detroit could substantially delay the construction of the permanent casino by Detroit Entertainment, L.L.C. No assurance can be given regarding the impact of such a delay.

INTERNAL REVENUE SERVICE REGULATIONS

    The Internal Revenue Service requires operators of casinos located in the United States to file information returns for U.S. citizens, including names and addresses of winners, for keno and slot machine winnings in excess of stipulated amounts. The Internal Revenue Service also requires operators to withhold taxes on some keno, bingo and slot machine winnings of nonresident aliens. We are unable to predict the extent, to which these requirements, if extended, might impede or otherwise adversely affect operations of, and/or income from, the other games.

    Regulations adopted by the Financial Crimes Enforcement Network of the Treasury Department and the gaming regulatory authorities in some of the domestic jurisdictions in which we operate casinos, or in which we may apply for licensing to operate a casino, require the reporting of currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. This reporting obligation began in May 1985 and may have resulted in the loss of gaming revenues to jurisdictions outside the United States which are exempt from the ambit of these regulations.

OTHER LAWS AND REGULATIONS

    Each of the casino hotels and the riverboat and dockside casinos described in this prospectus is subject to extensive state and local regulations and, on a periodic basis, must obtain various licenses and permits, including those required to sell alcoholic beverages. We believe that we and the joint ventures in which we participate have obtained all required licenses and permits and our businesses, including those of our joint ventures, are conducted in substantial compliance with applicable laws.

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                       DESCRIPTION OF OTHER INDEBTEDNESS

    The following is a brief summary of important terms of Mandalay's other material indebtedness:

REVOLVING CREDIT FACILITY

    We have a senior unsecured revolving credit facility which permits us to borrow up to $1.8 billion from a syndicate of financial institutions for which Bank of America, N.A. acts as administrative agent. To the extent we have debt outstanding from time to time under the commercial paper program described below, we are required to maintain an equivalent amount of credit available under the revolving credit facility to repay that debt. The revolving credit facility includes a covenant which requires us to maintain a total debt to EBITDA ratio, as defined, of not more than 5-to-1 as of the last day of each fiscal quarter. The revolving credit facility matures on July 31, 2002 and may be extended in one year increments at our request with the prior written consent of the lenders. At April 30, 2000, an aggregate of approximately $1.6 billion was outstanding under the revolving credit facility, and, under our total debt covenant, approximately $966 million of additional indebtedness could have been incurred, including up to approximately $0.2 billion under the facility's available balance. Following the issuance of the old notes on July 24, 2000, we used the net proceeds from the issuance of the old notes to reduce the amount of our indebtedness then outstanding under the revolving credit facility by approximately $488.3 million. Following the issuance on August 16, 2000 of our 9 1/2% senior notes due 2008, we used the net proceeds from the issuance of those notes to further reduce the amount of our indebtedness then outstanding under the revolving credit facility by approximately $195.8 million.

    On October 30, 1998, we entered into an operating lease agreement with a group of financial institutions which expires June 30, 2001, subject to our right to extend the term for up to two additional one-year periods. Pursuant to this agreement, we have leased $200 million of equipment at Mandalay Bay and permanently reduced our borrowing capacity under the revolving credit facility by an equivalent amount to the current limit of $1.8 billion.

    We are currently in the process of securing a second credit facility for an estimated $140 million to improve our borrowing flexibility. This additional credit facility is expected to close in September 2000. Our ability to borrow under the current credit facility is, and our ability to borrow under the new credit facility will be, subject to our compliance with the covenants in the current credit facility.

6.45% SENIOR NOTES DUE 2006

    In February 1996, we issued $200 million of 6.45% senior notes due February 1, 2006 in a registered offering. The 6.45% notes are not redeemable prior to their maturity. The 6.45% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

9 1/2% SENIOR NOTES DUE 2008

    In August 2000, we issued $200 million aggregate principal amount of 9 1/2% senior notes due 2008 in a private placement. The 9 1/2% notes are redeemable at any time prior to their maturity at a redemption price equal to 100% of their principal amount plus a make-whole premium. The 9 1/2% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

7.0% DEBENTURES DUE 2036

    In November 1996, we issued $150 million aggregate principal amount of 7.0% debentures due 2036 in a registered offering. The 7.0% debentures are not redeemable at our option prior to their maturity. The debentures are redeemable at the option of their holders on November 15, 2008 at 100% of their principal amount plus accrued interest. The 7.0% debentures are unsecured senior obligations and rank equally with all of our senior unsecured debt.

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6.70% DEBENTURES DUE 2096

    In November 1996, we issued $150 million aggregate principal amount of 6.70% debentures due 2096 in a registered offering. The 6.70% debentures are not redeemable at our option prior to their maturity. The debentures are redeemable at the option of their holders on November 15, 2003 at 100% of their principal amount plus accrued interest. The 6.70% debentures are unsecured senior obligations and rank equally with all of our senior unsecured debt.

6 3/4% SENIOR SUBORDINATED NOTES DUE 2003

    In July 1993, we issued $150 million aggregate principal amount of 6 3/4% senior subordinated notes due 2003 in a registered offering. The 6 3/4% notes are not redeemable prior to their maturity. The 6 3/4% notes are unsecured senior subordinated obligations and rank junior to all of our senior debt.

9 1/4% SENIOR SUBORDINATED NOTES DUE 2005

    In November 1998, we issued $275 million aggregate principal amount of 9 1/4% senior subordinated notes due 2005 in a registered offering. The 9 1/4% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 9 1/4% notes. The 9 1/4% notes are unsecured senior subordinated obligations and rank junior to all of our senior debt.

7 5/8% SENIOR SUBORDINATED DEBENTURES DUE 2013

    In July 1993, we issued $150 million aggregate principal amount of 7 5/8% senior subordinated debentures due 2013 in a registered offering. The 7 5/8% debentures are not redeemable prior to their maturity. The 7 5/8% debentures are unsecured senior subordinated obligations and rank junior to all of our senior debt.

COMMERCIAL PAPER PROGRAM

    We have a $1 billion commercial paper program. To the extent that we incur debt under this program, we must maintain an equivalent amount of credit available under our revolving credit facility. We have borrowed under the program for various periods since it was established. At April 30, 2000, we did not have any outstanding borrowings under the commercial paper program.

    See Note 3 of "Notes to the Consolidated Financial Statements" included in this prospectus for additional information concerning our indebtedness, including the indebtedness under our 53.5%-owned Detroit joint venture's credit facility, which is guaranteed by Mandalay.

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                               THE EXCHANGE OFFER

GENERAL

    As of the date of this prospectus, $500 million in principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent to holders on September 7, 2000.

PURPOSE OF THE EXCHANGE OFFER

    We issued the old notes on July 24, 2000 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the old notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

    In connection with the sale of the old notes, we entered into the registration rights agreement, which requires us to:

    - file a registration statement with the Commission relating to the exchange offer not later than 30 days after the date of issuance of the old notes;

    - use our best efforts to cause the registration statement relating to the exchange offer to become effective under the Securities Act within 120 days after the date of issuance of the old notes; and

    - use our best efforts to complete the exchange offer within 150 days from the original issuance of the old notes or, if obligated to file a shelf registration statement, to use our best efforts to cause the shelf registration statement to be declared effective by the 150th day after the original issuance of the old notes. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

    We are making the exchange offer to satisfy our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes.

    We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

    - the exchange notes are acquired in the ordinary course of the holder's business;

    - the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

    - the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

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    For additional information, see "--Resale of Exchange Notes." Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

TERMS OF THE EXCHANGE

    We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, $1,000 in principal amount of exchange notes for each $1,000 in principal amount of the old notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes will generally be freely transferable by holders of the exchange notes and will not be subject to the terms of the registration rights agreement. The exchange notes will evidence the same indebtedness as the old notes exchanged therefor and will be entitled to the benefits of the indenture. For additional information, see "Description of the Exchange Notes."

    The exchange offer is not conditioned upon the tender of any minimum principal amount of old notes.

    We have not requested, and do not intend to request, an interpretation by the staff of the Commission as to whether the exchange notes issued in exchange for the old notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer in exchange for old notes may be offered for sale, resold and otherwise transferred by any holder of exchange notes, other than any holder that is a broker-dealer or is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

    - the exchange notes are acquired in the ordinary course of the holder's business;

    - the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

    - the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

    Since the Commission has not considered the exchange offer in the context of a no-action letter, we can provide no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Any holder who is an affiliate of ours or who tenders old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on the interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

    The exchange notes will accrue interest from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was on July 24, 2000. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

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    Tendering holders of the old notes will not be required to pay brokerage commissions or fees or, transfer taxes, except as specified in the instructions in the letter of transmittal, with respect to the exchange of the old notes in the exchange offer.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

    The exchange offer will expire at 5:00 p.m., New York City time, on October 10, 2000, unless we, in our sole discretion, have extended the period of time for which the exchange offer is open. The time and date, as it may be extended, is referred to herein as the "expiration date." The expiration date will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act. We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes. We will extend the expiration date by giving oral or written notice of the extension to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During the extension, all old notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

    We expressly reserve the right to:

    - terminate or amend the exchange offer and not to accept for exchange any old notes not previously accepted for exchange upon the occurrence of any of the events specified below under "--Certain Conditions to the Exchange Offer" which have not been waived by us; and

    - amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to the holders of the old notes, whether before or after any tender of the old notes.

    If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to the holders of the old notes as promptly as practicable.

    For purposes of the exchange offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the old notes promptly following the expiration date.

PROCEDURES FOR TENDERING OLD NOTES

    Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal. All references in this prospectus to the letter of transmittal are deemed to include a facsimile of the letter of transmittal.

    A holder of old notes may tender the old notes by:

    - properly completing and signing the letter of transmittal;

    - properly completing any required signature guarantees;

    - properly completing any other documents required by the letter of transmittal; and

    - delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth below on or prior to the expiration date; or

    - complying with the procedure for book-entry transfer described below; or

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    - complying with the guaranteed delivery procedures described below.

    The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the holders. If the delivery is by mail, it is recommended that registered mail properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to ensure timely delivery. Holders should not send old notes or letters of transmittal to us.

    The signature on the letter of transmittal need not be guaranteed if:

    - tendered old notes are registered in the name of the signer of the letter of transmittal; and

    - the exchange notes to be issued in exchange for the old notes are to be issued in the name of the holder; and

    - any untendered old notes are to be reissued in the name of the holder.

In any other case, the tendered old notes must be:

    - endorsed or accompanied by written instruments of transfer in form satisfactory to us;

    - duly executed by the holder; and

    - the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an "eligible institution" that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes and/or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

    The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company, the "book-entry transfer facility," for the purpose of facilitating the exchange offer. We refer to the Depository Trust Company in this prospectus as "DTC." Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent's message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. We refer to the Automated Tender Offer Program in this prospectus as "ATOP". Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTCs ATOP procedures for transfer. DTC will then send an agent's message.

    The term "agent's message" means a message which:

    - is transmitted by DTC;

    - received by the exchange agent and forming part of the book-entry transfer;

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
    - states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

    - states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

    - states that we may enforce the agreement against the participant.

    If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the holder may effect a tender if the exchange agent has received at its address set forth below on or prior to the expiration date, a letter, telegram or facsimile transmission, and an original delivered by guaranteed overnight courier, from an eligible institution setting forth:

    - the name and address of the tendering holder;

    - the names in which the old notes are registered and, if possible, the certificate numbers of the old notes to be tendered; and

    - a statement that the tender is being made thereby and guaranteeing that within three business days after the expiration date, the old notes in proper form for transfer, or a confirmation of book-entry transfer of such old notes into the exchange agent's account at the book-entry transfer facility and an agent's message, will be delivered by the eligible institution together with a properly completed and duly executed letter of transmittal and any other required documents.

    Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when:

    - the tendering holder's properly completed and duly signed letter of transmittal, or a properly transmitted agent's message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent's account at the book-entry transfer facility is received by the exchange agent; or

    - a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

    Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent's message.

    All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. The interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions contained in the letter of transmittal, by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

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    If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the old notes.

    If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

    By tendering, each holder represents to us that, among other things:

    - the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder;

    - the holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

    - the holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of ours.

    Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

    The party tendering old notes for exchange exchanges, assigns and transfers the old notes to us and irrevocably constitutes and appoints the exchange agent as his agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the "transferor." The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old notes and to acquire exchange notes issuable upon the exchange of the tendered old notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered old notes or transfer ownership of such old notes on the account books maintained by a book-entry transfer facility. The transferor further agrees that acceptance of any tendered old notes by us and the issuance of exchange notes in exchange for old notes will constitute performance in full by us of various of our obligations under the registration rights agreement. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

    The transferor certifies that it is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act and that it is acquiring the exchange notes offered hereby in the ordinary course of the transferor's business and that the transferor has no arrangement with any person to participate in the distribution of the exchange notes.

    Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each transferor which is a broker-dealer receiving exchange notes for its own account must acknowledge that it will deliver a prospectus in connection

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with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

WITHDRAWAL RIGHTS

    Tenders of old notes may be withdrawn at any time prior to the expiration date.

    For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

    - specify the name of the person having tendered the old notes to be withdrawn;

    - identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

    - specify the principal amount of old notes to be withdrawn;

    - include a statement that the holder is withdrawing his election to have the old notes exchanged;

    - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

    - specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

    The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us and our determination will be final and binding on all parties.

    Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time prior to the expiration date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, on the expiration date, all old notes properly tendered and will issue the exchange notes promptly after such acceptance. See "--Certain Conditions to the Exchange Offer" below for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

    For each old note accepted for exchange, the holder of the old note will receive an exchange note having a principal amount equal to that of the surrendered old note.

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
    In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after:

    - timely receipt by the exchange agent of certificates for the old notes or a timely book-entry confirmation of the old notes into the exchange agent's account at the book-entry transfer facility;

    - a properly completed and duly executed letter of transmittal, or a properly transmitted agent's message; and

    - timely receipt by the exchange agent of all other required documents.

    If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the non-exchanged old notes will be credited to an account maintained with the book-entry transfer facility. In either case, the old notes will be returned as promptly as practicable after the expiration of the exchange offer.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if at any time before the acceptance of the old notes for exchange or the exchange of the exchange notes for such old notes, any of the following conditions exist:

    - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer; or

    - the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the Commission.

    Regardless of whether any of the conditions has occurred, we may amend the exchange offer in any manner which, in our good faith judgment, is advantageous to holders of the old notes.

    The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition or we may waive any condition in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of the right and each right will be deemed an ongoing right which we may assert at any time and from time to time.

    If we waive or amend the conditions above, we will, if required by law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of the waiver or amendment, if the exchange offer would otherwise expire within the five business-day period. Any determination by us concerning the events described above will be final and binding upon all parties.

    The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

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
EXCHANGE AGENT

    The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

       BY REGISTERED OR                    FACSIMILE TRANSACTIONS:             BY HAND OR OVERNIGHT DELIVERY:
        CERTIFIED MAIL:                 (Eligible Institutions Only)                The Bank of New York
     The Bank of New York                      (212) 815-6339                        101 Barclay Street
    101 Barclay Street, 7E                 TO CONFIRM BY TELEPHONE             Corporate Trust Services Window
   New York, New York 10286               OR FOR INFORMATION CALL:                      Ground Level
         Attn: Kin Lau                         (212) 815-3750                     New York, New York 10286
   Reorganization Department                                                            Attn: Kin Lau
                                                                                  Reorganization Department

    You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

    DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE SET FORTH ON THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; FEES AND EXPENSES

    We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the old notes and in handling or forwarding tenders for their customers.

    We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate the expenses to be approximately $200,000, which includes fees and expenses of the exchange agent, trustee, registration fees, accounting, legal, printing and related fees and expenses.

    No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to this prospectus, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of old notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the exchange offer to holders of old notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

TRANSFER TAXES

    We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

    - certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered; or

    - tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

    - a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer.

    We will bill the amount of the transfer taxes directly to the tendering holder if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

ACCOUNTING TREATMENT

    For accounting purposes, we will not recognize gain or loss upon the exchange of the exchange notes for old notes. We will amortize expenses incurred in connection with the issuance of the exchange notes over the term of the exchange notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

    Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

    As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

    We may in the future seek to acquire, subject to the terms of the indenture, untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes which are not tendered in the exchange offer.

RESALE OF EXCHANGE NOTES

    We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties.

Based on these interpretations by the staff, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder, other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

    - the exchange notes are acquired in the ordinary course of the holder's business; and

    - the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the exchange notes.

    However, any holder who is:

    - an "affiliate" of ours;

    - who has an arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer; or

    - any broker-dealer who purchased old notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

could not rely on the applicable interpretations of the staff and must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see "Plan of Distribution."

    In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests. The registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any exchange notes.

SHELF REGISTRATION STATEMENT

    If:

    - any changes in law or the applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer; or

    - for any reason the exchange offer is not consummated within 150 days following the date of original issuance of the old notes; or

    - any holder of the old notes, other than the initial purchasers, is not eligible to participate in the exchange offer; or

    - upon the request of any initial purchaser under specified circumstances,

we will, at, our cost:

    - as promptly as practicable, file the shelf registration statement covering resales of the old notes;

    - use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 90 days after the shelf registration statement is filed with the Commission; and

    - use our best efforts to keep the shelf registration statement effective until two years after its effective date or until one year after the effective date if the shelf registration statement is filed at the request of any initial purchaser.

    We will, in the event of the filing of a shelf registration statement, provide to each holder of the old notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement for the old notes has become effective and take other actions as are required to permit unrestricted resales of the old notes. A holder of old notes that sells the old notes pursuant to the shelf registration statement generally:

    - will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers;

    - will be subject to some of the civil liability provisions under the Securities Act in connection with the sales; and

    - will be bound by the provisions of the registration rights agreement which are applicable to the holder, including specified indemnification obligations.

In addition, each holder of the old notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods specified in the registration rights agreement in order to have their old notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages described below.

LIQUIDATED DAMAGES

    If:

    (a) the exchange offer registration statement is not filed with the Commission on or prior to the 30th calendar day following the date of original issue of the old notes;

    (b) the exchange offer registration statement is not declared effective on or prior to the 120th calendar day following the date of original issue of the old notes; or

    (c) the exchange offer is not consummated or a shelf registration statement is not declared effective, in either case, on or prior to the 150th calendar day following the date of original issue of the old notes, the interest rate borne by the old notes will increase by .25% per year upon the occurrence of any of the events described in (a) through (c) above, each of which will constitute a registration default. The interest rate will increase by
 .25% each 90-day period that a registration default continues, provided that the maximum aggregate increase in the interest rate will in no event exceed one percent (1%) per year. Following the cure of all registration defaults the accrual of this additional interest will cease and the interest rate will revert to the original rate.

                       DESCRIPTION OF THE EXCHANGE NOTES

    You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Mandalay" refers only to Mandalay Resort Group and not to any of its subsidiaries. The term "exchange notes" refers to the 10 1/4% Senior Subordinated Notes due 2007 offered pursuant to this prospectus. The term "notes" refers to the old notes and the exchange notes collectively.

    Mandalay will issue the exchange notes under an indenture between itself and The Bank of New York, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

    The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the exchange notes. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

RANKING

    The exchange notes will be:

    - unsecured general obligations of Mandalay;

    - junior in right of payment to all existing and future Senior Debt of Mandalay; and

    - equal in right of payment with all existing and future senior subordinated Debt of Mandalay.

    The exchange notes will effectively rank junior to Senior Debt of Mandalay and to all liabilities of Mandalay's subsidiaries, including trade payables.

    Mandalay's subsidiaries had approximately $456.8 million of indebtedness outstanding at April 30, 2000, excluding any indebtedness included in Senior Debt. The indenture will permit Mandalay and its subsidiaries to incur additional Debt, including the incurrence of additional Senior Debt by Mandalay.

PRINCIPAL, MATURITY AND INTEREST

    Mandalay will issue exchange notes in a maximum aggregate principal amount of $500 million. Mandalay will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on August 1, 2007.

    Interest on the exchange notes will accrue at the annual rate of 10 1/4%. Interest will be payable semiannually in arrears on February 1 and August 1, beginning on February 1, 2001. Mandalay will make each interest payment to the holders of record of the exchange notes on the immediately preceding January 15 and July 15.

    Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was July 24, 2000. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

REDEMPTION

OPTIONAL REDEMPTION

    Except as provided below, Mandalay may not redeem the exchange notes prior to maturity. Prior to maturity, upon not less than 30 nor more than 60 days' notice, Mandalay may redeem the exchange notes in whole but not in part at a redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the applicable redemption date.

    "MAKE-WHOLE PREMIUM" means, with respect to any exchange note at any redemption date, the excess, if any, of (a) the present value of the sum of the principal amount that would be payable on such exchange note at maturity and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including August 1, 2007 discounted on a semi-annual bond equivalent basis from August 1, 2007 to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the business day immediately preceding the date of such redemption), plus 50 basis points, over (b) the principal amount of the exchange note being redeemed.

    "TREASURY YIELD" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15
(519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

OPTIONAL REDEMPTION UPON PUBLIC EQUITY OFFERING

    On or prior to August 1, 2003, Mandalay may, at its option, use the net proceeds of a Public Equity Offering to redeem up to 35% of the originally issued aggregate principal amount of the notes, at a redemption price in cash equal to 110.25% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; PROVIDED that not less than $325 million in aggregate principal amount of notes is outstanding following this redemption. Notice of any redemption under these circumstances must be given not later than 60 days after the consummation of the Public Equity Offering.

SELECTION AND NOTICE

    In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or such other method as the trustee in its sole discretion deems appropriate and just. However, any redemption pursuant to the provisions relating to a Public Equity Offering will be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to DTC procedures). No notes of a principal amount of $1,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes called for redemption unless Mandalay defaults in providing the funds for the redemption and the notes called for redemption will no longer be outstanding.

MANDATORY REDEMPTION

    Mandalay will not be required to make any mandatory sinking fund payments in respect of the exchange notes.

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
MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    Each holder, by accepting an exchange note, shall be deemed to have agreed that if the gaming authority of any jurisdiction in which Mandalay or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of exchange notes be licensed, qualified or found suitable under applicable gaming laws, the holder or beneficial owner, as the case may be, will apply for a license, qualification or a finding of suitability within the required time period. If the person fails to apply or become licensed or qualified or is found unsuitable, Mandalay will have the right, at its option:

    - to require the person to dispose of its exchange notes or beneficial interest in the exchange notes within 30 days of receipt of notice of Mandalay's election or any earlier date that the gaming authority may request or prescribe; or

    - to redeem the exchange notes (possibly within less than 30 days following the notice of redemption if requested or prescribed by the gaming authority) at a redemption price equal to the lesser of:

       - the person's cost;

       - 100% of the principal amount of the exchange notes, plus accrued and unpaid interest, if any, to the redemption date or the date of any failure to comply, whichever is earlier; and

       - any other amount as may be required by applicable law or by order of any gaming authority.

    Mandalay will notify the trustee in writing of any redemption under these circumstances as soon as practicable. Mandalay will not be responsible for any costs or expenses any holder may incur in connection with its application for a license, qualification or a finding of suitability.

    Immediately upon the imposition by any gaming authority of a finding that any holder or beneficial owner dispose of the exchange notes, that holder or beneficial owner will have no further right:

    - to exercise, directly or indirectly, through any trustee, nominee or any other person or entity, any right conferred by the exchange notes; or

    - to receive any interest, dividends or any other distributions or payments with respect to the notes, except the redemption price referred to above.

SUBORDINATION

    The payment of principal, premium and interest, if any, on the exchange notes will be junior in right of payment, to the prior payment in full of all current and future Senior Debt of Mandalay.

    Upon the maturity of any Senior Debt because of lapse of time, acceleration or otherwise, payment in full must be made on that Senior Debt before the holders of the exchange notes will be entitled to receive any payment with respect to the exchange notes. The holders of Senior Debt will be entitled to receive payment in full of all obligations due on the Senior Debt (including interest after the commencement of any bankruptcy, insolvency or similar proceeding at the rate specified in the applicable Senior Debt, whether or not the interest is an allowed claim in any such proceeding) before the holders of the exchange notes will be entitled to receive any payment with respect to the exchange notes (except that holders of the exchange notes may receive payments made from the trust described under "--Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of Mandalay:

    - in a liquidation or dissolution or other winding-up or reorganization, whether voluntary or involuntary, of Mandalay;

    - in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Mandalay or its property;

    - in an assignment for the benefit of creditors; or

    - in any marshaling of Mandalay's assets and liabilities.

    Mandalay also may not make any payment in respect of the exchange notes, except from the trust described under "--Legal Defeasance and Covenant Defeasance," if an event of default on Senior Debt occurs and is continuing beyond any applicable grace period that entitles the holders of the Senior Debt to accelerate the maturity of the Senior Debt or if the event of default would be caused by any payment upon or in respect of the exchange notes; PROVIDED, HOWEVER, that if the event of default is other than a default in payment of any amount due in connection with the Senior Debt, Mandalay will be permitted to continue to make payments of interest on the exchange notes.

    If Mandalay makes any payment or distribution to the trustee or any holder of the exchange notes prohibited by the terms of the Senior Debt, the payment will be required to be paid over and delivered to the holders of the Senior Debt or their representatives.

    If Mandalay fails to make any payment on the exchange notes when due or within any applicable grace period, whether or not on account of the subordination provisions referred to above, the failure would constitute an Event of Default under the indenture and would enable the holders of the notes to accelerate the maturity of the notes. See "--Events of Default."

    As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Mandalay, holders of the exchange notes may recover less, ratably, than creditors of Mandalay who are holders of Senior Debt. See "Risk Factors--The right to receive payments on the exchange notes will be junior to some of our existing and possibly all of our future borrowings."

ADDITIONAL COVENANTS OF MANDALAY

LIMITATION ON LIENS

    With the exceptions listed below, neither Mandalay nor any subsidiary will issue, assume or guarantee any Debt secured by a Lien upon any Consolidated Property without equally and ratably securing the exchange notes with (or prior to) the Debt secured by the Lien, for so long as the Debt shall be so secured. This limitation on liens will not apply to:

    (a) Liens existing on the date of issuance of the old notes;

    (b) Liens affecting property of a corporation or other entity existing at the time it becomes a subsidiary of Mandalay or at the time of acquisition through a merger, a consolidation or otherwise by Mandalay or any subsidiary;

    (c) Liens on property existing at the time of acquisition or incurred to secure payment of all or part of the purchase price or to secure Debt incurred prior to, at the time of, or within 24 months after the acquisition, for the purpose of financing all or part of the purchase price;

    (d) Liens on property to secure all or part of the cost of improvements or construction or Debt incurred to provide funds for that purpose in a principal amount not exceeding the cost of those improvements or construction;

    (e) Liens to secure Debt of a subsidiary to Mandalay or to a subsidiary of Mandalay;

    (f) Liens to secure Debt of Mandalay, the proceeds of which are used substantially simultaneously to retire Funded Debt;

    (g) purchase money security Liens on personal property;

    (h) Liens securing Debt of Mandalay, the proceeds of which are used within 24 months for the Project Cost of the construction and development or improvement of a Resort Property;

    (i) Liens on the stock, partnership or other equity interest of Mandalay or any subsidiary in any Joint Venture or any subsidiary which owns an equity interest in the Joint Venture to secure Debt, provided the amount of the Debt is contributed and/or advanced solely to the Joint Venture;

    (j) Liens securing Senior Debt;

    (k) Liens to any government or governmental body, including the United States or any state, or any department, agency, instrumentality, or political subdivision of any such jurisdiction;

    (l) Liens required by any contract or statute in order to permit Mandalay or any subsidiary to perform any contract made by Mandalay or any subsidiary with or at the request of a governmental entity including the United States or any state, or any department, agency, instrumentality or political subdivision of any such jurisdiction;

    (m) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business;

    (n) Liens for taxes and assessments and similar charges either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and to which Mandalay or a subsidiary shall have set aside adequate reserves on its books;

    (o) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title; and

    (p) certain extensions, renewals or replacements, in whole or in part, of any Liens referred to in the foregoing clauses (a) through (j) or of any Debt secured thereby.

    Notwithstanding the foregoing, Mandalay and any of its subsidiaries may, without securing the exchange notes, issue, assume or guarantee Debt which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Debt of Mandalay and its subsidiaries would otherwise be subject to the foregoing restrictions (not including Debt permitted to be secured under clauses (a) through (j) inclusive above) and the aggregate Value of Sale and Lease-Back Transactions (other than those in connection with which Mandalay has voluntarily retired Funded Debt) does not any one time exceed 15% of Consolidated Net Tangible Assets of Mandalay and its subsidiaries.

    "VALUE" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (a) the net proceeds of the sale or transfer of property leased pursuant to such Sale and Lease-Back Transaction and (b) the fair value (in the opinion of Mandalay's board of directors) of such property at the time of entering into such Sale and Lease-Back Transaction.

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

    Neither Mandalay nor any subsidiary will enter into any arrangement with any Person (other than Mandalay or a subsidiary of Mandalay), or to which any such person is a party providing for the lease to Mandalay or a subsidiary for a period of more than three years of any Consolidated Property that has been or is to be sold or transferred by Mandalay or any subsidiary to that Person or to any other Person (other than Mandalay or a subsidiary), to which funds have been or are to be advanced by that

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Person or other Person on the security of the leased property ("Sale and
Lease-Back Transaction"), unless either:

    - Mandalay or the subsidiary would be entitled, pursuant to the provisions described in clauses (a) through (p) under "--Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the exchange notes, or

    - an amount equal to the greater of:

       - the net cash proceeds of the sale or transfer of the property; and

       - the fair market value (in the opinion of Mandalay's board of directors) of any proceeds of the sale or transfer of the property (subject to credits for certain voluntary retirements of Funded Debt)

is applied within 120 days to the retirement or other discharge of the notes or Funded Debt.

MERGER, CONSOLIDATION, OR SALE OF ASSETS

    Mandalay may not: (a) consolidate or merge with or into another Person; or
(b) sell, assign, transfer or convey its properties and assets substantially in their entirety to any Person, unless:

    - either: (A) Mandalay is the surviving entity; or (B) the successor is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

    - the Person formed by or surviving the consolidation or merger (if other than Mandalay) or the Person to which the sale, assignment, transfer or conveyance shall have been made assumes all the obligations of Mandalay under the exchange notes and the indenture; and

    - immediately after the transaction no Default or Event of Default exists.

    Unless Mandalay is the surviving entity, all of Mandalay's obligations will terminate.

    This "Merger, Consolidation or Sale of Assets" covenant will not apply to, and Mandalay will not be released from its obligations under the exchange notes and the indenture in the event of, a sale, assignment, transfer, conveyance or other disposition of properties or assets solely between or among Mandalay and any of its subsidiaries.

CHANGE OF CONTROL

    In the event of a Change of Control (the date of such occurrence being the "Change of Control Date"), Mandalay will notify the holders of exchange notes in writing of such occurrence and will make an offer to purchase (the "Change of Control Offer"), on a business day (the "Change of Control Payment Date") not later than 30 days following the Change of Control Date, all exchange notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date. Notice of a Change of Control Offer shall be mailed by Mandalay to the holders not less than 30 days nor more than 45 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Payment Date. It is anticipated that a Change of Control will constitute an event of default under the Credit Facilities, which will allow the lenders to accelerate their loans and to require Mandalay to prepay all of its obligations under the Credit Facilities.

    Mandalay shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act, and any other applicable securities laws or regulations and any applicable requirements of any securities exchange on which the exchange notes are listed, in connection with the repurchase of exchange notes pursuant to a Change of Control Offer, and any violation of the provisions of the indenture relating to a Change of Control Offer occurring as a result of such compliance shall not be

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deemed a Default under the indenture. Neither the Board of Directors nor the
Trustee may waive Mandalay's obligations to repurchase the exchange notes upon a Change of Control.

GAMING APPROVALS

    Restrictions on the transfer of the equity securities of Mandalay's licensed Nevada subsidiaries, and agreements not to encumber these equity securities, in each case in respect of the old notes, require the prior approval of the Nevada Gaming Commission, upon the recommendation of the Nevada State Gaming Control Board, in order to become effective. This approval is required only in respect of such restrictions and agreements contained in indentures for notes that have not been registered under the Securities Act. Similar approvals must be obtained from the Mississippi Gaming Commission with respect to these restrictions, whether securities are issued in a private placement or a public offering, although the Mississippi Gaming Commission has granted Mandalay's licensed Mississippi subsidiary a waiver of such approvals through February 17, 2002 so that only notification is required. For more information, see "Regulation and Licensing--Nevada Gaming Laws," "--Mississippi Gaming Laws, "--Illinois Gaming Laws," and "--Michigan Gaming Laws."

EVENTS OF DEFAULT AND REMEDIES

    Each of the following is an Event of Default:

    - failure to pay any interest upon the notes when it becomes due and payable, and continuance of this default for a period of 30 days (whether or not prohibited by the subordination provisions of the indenture);

    - failure to pay principal of or premium, if any, on the notes when due, at maturity, upon redemption, pursuant to an offer to purchase required under the indenture, pursuant to the Change of Control provisions or otherwise by acceleration or otherwise (whether or not prohibited by the subordination provision of the indenture);

    - failure to comply with its obligations described under "Change of Control;"

    - failure to perform, or breach of, any covenant of Mandalay in the indenture (other than the covenant relating to corporate existence and the article relating to successor corporations which are immediate Events of Defaults) that continues for a period of 30 days after notice to Mandalay;

    - the occurrence of an event of default under any instrument evidencing Debt of Mandalay or its subsidiaries entitling the holder or holders of the Debt to accelerate the payment of a total principal amount of $10,000,000 or more of the Debt, which event of default is not cured or waived in accordance with the provisions of such instrument, or the Debt is not discharged, within 30 days after the receipt by Mandalay of notice from the trustee or the holders of 25% in principal amount of the then outstanding notes of the event of default and requiring Mandalay to cause the event of default to be cured or the Debt to be discharged; and

    - certain events of bankruptcy, insolvency or reorganization in respect of Mandalay.

    If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may, by giving notice to Mandalay, declare all the notes to be due and payable immediately (but in no event more than the maximum amount of principal and interest on the notes allowed by law). This declaration may be rescinded by the holders of a majority in principal amount of the notes outstanding at that time if, among other conditions, all existing Events of Default relating to the notes have been cured or waived and if the rescission would not conflict with any judgment or decree.

    Holders of the exchange notes may not enforce the indenture or the exchange notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal

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amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines in good faith that withholding notice is in their interest.

    The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

    Mandalay is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Mandalay is required to deliver to the trustee a statement specifying the Default or Event of Default.

AMENDMENT, SUPPLEMENT AND WAIVER

    Mandalay and the trustee may amend any provisions of the indenture or the exchange notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. The holders of a majority in principal amount of the notes may waive compliance by Mandalay with any such provision; PROVIDED, HOWEVER, that without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

    - reduce the amount of the notes whose holders must consent to an amendment, supplement or waiver;

    - reduce the rate of, or extend the time for payment of interest on, any note in a manner adverse to the holders;

    - reduce the principal of, or extend the fixed maturity or fixed redemption date of any note, in a manner adverse to the holders;

    - waive a default in the principal of, or interest on, any note;

    - waive a default upon the occurrence of a Change of Control;

    - make any change in the subordination of the notes in a manner adverse to the holders or in a manner which will cause any note to be senior to any other note in right of payment;

    - make any note payable in money other than that stated in the note; or

    - make any change relating to the percentage required for modification.

    Notwithstanding the preceding, without the consent of any holder of notes, Mandalay and the trustee may amend or supplement the indenture or the notes:

    - to cure any ambiguity, defect or inconsistency;

    - to provide for the assumption of Mandalay's obligations to holders of notes in the case of a merger or consolidation or sale of assets in accordance with the covenant "Merger, Consolidation, or Sale of Assets;"

    - to provide to the extent permitted by law, that all or a portion of the obligations of Mandalay under the indenture be represented by appropriate records maintained by Mandalay or the trustee in addition to or in place of the notes;

    - to comply with any requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

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    - to add to, change or eliminate any of the provisions of the indenture in respect of the notes, PROVIDED, HOWEVER, that any addition, change or elimination (a) shall neither (i) apply to any series of notes created prior to execution of the supplemental indenture and entitled to the benefit of the provision nor (ii) modify the rights of any holder of the notes or (b) shall become effective only when there is no outstanding note of any series created prior to the execution of the supplemental indenture and entitled to the benefit of the provision;

    - to make any change that would not adversely affect the legal rights under the indenture of any holder of notes; or

    - to establish any additional series of notes as permitted by the indenture.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No past, present or future director, officer, employee, incorporator or stockholder of Mandalay, as such, shall have any liability for any obligations of Mandalay or any successor entity or any of Mandalay's Affiliates under the exchange notes or the indenture, or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder of exchange notes by accepting an exchange note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws.

REPORTS

    So long as any notes are outstanding, Mandalay will file with the trustee, and mail to holders of outstanding notes, all reports it mails or causes to be mailed to its stockholders generally, any of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 or Section 15(d) of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in these rules and regulations.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Mandalay may elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

    - the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on their notes when these payments are due from the trust referred to below;

    - Mandalay's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

    - the rights, powers, trusts, duties and immunities of the trustee, and Mandalay's obligations in connection therewith; and

    - the Legal Defeasance provisions of the indenture.

    In addition, Mandalay may, at its option, elect to have the obligations of Mandalay released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. If Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

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    In order to exercise either Legal Defeasance or Covenant Defeasance, among other things:

    - Mandalay must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, U.S. Government Obligations, or a combination of the two, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Mandalay must specify whether the notes are being defeased to maturity or to a particular redemption date;

    - Mandalay shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of the Legal Defeasance or the Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance or Covenant Defeasance had not occurred;

    - no Default or Event of Default shall have occurred and be continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit) and with respect to Legal Defeasance only, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time during the period ending on the 91st day after the date of deposit;

    - the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the terms of the indenture; and

    - Mandalay must deliver to the trustee an Officers' Certificate stating that all of the conditions listed above have been complied with.

BOOK-ENTRY; DELIVERY AND FORM

    The exchange notes will be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, who will be the global notes holder. Except as described below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or "participants" in the system or indirectly through organizations that are participants in the system.

DEPOSITORY PROCEDURES

    DTC has advised Mandalay that DTC is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in these securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to as "indirect participants," that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants.

    Mandalay expects that pursuant to procedures established by DTC:

    - upon deposit of the global notes, DTC will credit the accounts of participants designated by the exchange agent with portions of the principal amount of the global notes; and

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    - ownership of the exchange notes evidenced by the global notes will be shown on, and the transfer of ownership of the exchange notes will be effected only through, records maintained by DTC (with respect to the interests of the participants), the participants and the indirect participants.

    Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer exchange notes evidenced by the global notes will be limited to that extent.

    So long as the global notes holder is the registered owner of any exchange notes, the global notes holder will be considered the sole holder under the indenture of any exchange notes evidenced by the global notes. Beneficial owners of exchange notes evidenced by the global notes will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither Mandalay nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the exchange notes.

    Payments in respect of the principal of, premium, if any, interest and Additional Interest (as defined herein), if any, on any exchange notes registered in the name of the global notes holder on the applicable record date will be payable by the trustee to or at the direction of the global notes holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, Mandalay and the applicable trustee may treat the persons in whose names exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving any payments. Consequently, neither Mandalay nor the trustee has or will have any responsibility or liability for the payment of these amounts to beneficial owners of exchange notes. Mandalay believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with these payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or the indirect participants.

CERTIFICATED SECURITIES

    Any person having a beneficial interest in a global note will not be entitled to receive physical delivery of the exchange notes. However, if:

    - Mandalay notifies the trustee in writing that DTC is not longer willing or able to act as a depositary and Mandalay is unable to locate a qualified successor within 90 days, Mandalay will issue exchange notes in such form in exchange for the global notes, or

    - Mandalay, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in the form of certificated securities under the indenture, then, upon surrender by the global notes holder of its global notes, exchange notes in such form will be issued to each person that the global notes holder and DTC identify as being the beneficial owner of the related exchange notes.

    Neither Mandalay nor the trustee will be liable for any delay by the global notes holder or DTC in identifying the beneficial owners of exchange notes and Mandalay and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global notes holder or DTC for all purposes.

SAME-DAY SETTLEMENT AND PAYMENT

    The indenture requires that payments in respect of the exchange notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) be made to the accounts specified by the global notes holder. With respect to certificated securities, Mandalay will

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make all payments of principal, premium, if any, interest and Additional
Interest, if any, to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to each such holder's registered address.

PAYING AGENT AND REGISTRAR FOR THE EXCHANGE NOTES

    The trustee will initially act as paying agent and registrar for the exchange notes. Mandalay may change the paying agent or registrar without prior notice to the holders of the exchange notes, and Mandalay or any of its subsidiaries may act as paying agent, registrar or co-registrar.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange its exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Mandalay may require a holder to pay any taxes and fees required by law or permitted by the indenture. Mandalay is not required to transfer or exchange any exchange note selected for redemption. Also, Mandalay is not required to transfer or exchange any exchange note for a period of 15 days before a selection of notes to be redeemed.

    The registered holder of an exchange note will be treated as the owner of it for all purposes.

CONCERNING THE TRUSTEE

    The Bank of New York is the trustee under the indenture. If the trustee becomes a creditor of Mandalay, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the Commission for permission to continue or resign.

    The holders of a majority in total principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing and is known to the trustee, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of exchange notes, unless the holder offers to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all of these terms, as well as any other capitalized terms used in this prospectus for which no definition is provided.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the term "controlling," "controlled by" and "under common control with") as used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by agreement or otherwise.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other

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than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

    "CHANGE OF CONTROL" means the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of Mandalay; or (b) Mandalay consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or any person consolidates with, or merges with or into, Mandalay, in any such event pursuant to a transaction in which the outstanding Voting Stock of Mandalay is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of Mandalay is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation or its parent corporation and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation, as applicable; or
(c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board of Directors or whose nomination for election by the stockholders of Mandalay was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

    "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of Mandalay and its subsidiaries (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities of Mandalay and its subsidiaries (excluding any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and any other like intangibles, all as set forth on the most recent quarterly balance sheet of Mandalay and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

    "CREDIT FACILITIES" means, with respect to Mandalay, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "CONSOLIDATED PROPERTY" means any property of Mandalay or its subsidiaries.

    "DEBT" of any person means (a) any indebtedness of such person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness incurred in connection with the acquisition by such person or any of its subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles, including for such purpose obligations under capitalized leases, and

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(b) any guaranty, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any person, but shall not include indebtedness or amounts owed (except to banks or other financial institutions) for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such person. Notwithstanding anything to the contrary in the foregoing, "Debt" shall not include (i) any contracts providing for the completion of construction or other payment or performance with respect to the construction, maintenance or improvement of property or equipment of Mandalay or its Affiliates or (ii) any contracts providing for the obligation to advance funds, property or services on behalf of an Affiliate of Mandalay in order to maintain the financial condition of such Affiliate, in each case, including Existing and Permitted Completion Guarantees and Make-Well Agreements. For purposes hereof, a "capitalized lease" shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required to be capitalized.

    "DEFAULT" means any event that after notice or lapse of time, or both, would become an Event of Default.

    "DETROIT JOINT VENTURE" means the Michigan limited liability company governed by an Operating Agreement, dated October 7, 1997, by and between Circus Circus Michigan, Inc., a wholly owned subsidiary of Mandalay, and Atwater Casino Group, L.L.C.

    "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (in each case, other than into common stock of Mandalay), pursuant to a sinking funk obligation or otherwise, or is exchangeable for Debt, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the specified security. Notwithstanding the foregoing, in no event shall Capital Stock that is considered Disqualified Stock solely by reason of such Capital Stock being convertible at the option of the holder of such Capital Stock into other Capital Stock (other than Disqualified Stock) constitute Disqualified Stock.

    "EXISTING AND PERMITTED COMPLETION GUARANTEES AND MAKE-WELL AGREEMENTS" means (i) that certain Amended and Restated Make-Well Agreement by Mandalay in favor of Bank of America National Trust and Savings Association dated as of November 24, 1997 relating to the Circus and Eldorado joint venture, a Nevada general partnership, as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any extension of the term thereof, (ii) that certain Company Guaranty by Mandalay in favor of Bank of America National Trust and Savings Association dated as of June 30, 1999, and any other contract providing for the completion of construction or other payment or performance with respect to the construction, maintenance or improvement of property or equipment of the Detroit Joint Venture, or (iii) any "make-well," "keep-well" or other agreement or arrangement of whatever nature providing for the obligation to advance funds, property or services on behalf of the Detroit Joint Venture, or given for the purpose of assuring or holding harmless any governmental entity or agency and/or lender against loss with respect to any obligation of the Detroit Joint Venture.

    "FUNDED DEBT" means all Debt of Mandalay that (i) matures by its terms, or is renewable at the option of any obligor thereon to a date, more than one year after the date of original issuance of such Debt and (ii) ranks at least equal in right of payment with the notes.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

    "JOINT VENTURE" means (i) with respect to properties located in the United States, any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Mandalay and/or one or more subsidiaries, and (ii) with respect to properties located outside the United States, any partnership, corporation or other entity, in which up to and including 60% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Mandalay and/or one or more subsidiaries.

    "LIEN" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

    "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "PROJECT COST" means, with respect to any Resort Property, the aggregate costs required to complete such construction project in accordance with the plans therefor and applicable legal requirements, as set forth in an Officers' Certificate submitted to the Trustee, setting forth in reasonable detail all amounts theretofore expended and any anticipated costs and expenses estimated to be incurred and reserves to be established in connection with the construction and development of such future addition or improvement, including direct costs related thereto such as construction management, architectural engineering and interior design fees, site work, utility installations and hook-up fees, construction permits, certificates and bonds, land acquisition costs and the cost of furniture, fixtures, furnishings, machinery and equipment, but excluding the following: principal or interest payments on any Debt (other than interest which is required to be capitalized in accordance with generally accepted accounting principles, which shall be included in determining Project Cost), or costs related to the operation of the Resort Property including, but not limited to, non-construction supplies and pre-operating payroll.

    "PUBLIC EQUITY OFFERING" means an underwritten public offering of Capital Stock (other than Redeemable Capital Stock) of Mandalay made on a primary basis by Mandalay pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act, resulting in net cash proceeds to Mandalay (after deducting any underwriting discounts and commissions) of at least $50.0 million.

    "REDEEMABLE CAPITAL STOCK" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the stated maturity of the notes or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the notes, or is convertible into or exchangeable for debt securities at any time prior to the stated maturity of the notes.

    "RESORT PROPERTY" means any property owned or to be owned by Mandalay or any subsidiary that is, or will be upon completion, a casino (including a riverboat casino), casino-hotel, destination resort or a theme park.

    "SENIOR DEBT" means the principal, premium, if any, and interest on any Debt of Mandalay, whether created, incurred, issued, assumed or guaranteed, unless, in the case of any particular Debt, the instrument creating or evidencing such Debt expressly provides that such Debt shall not be senior in right of payment to the notes. Without limiting the generality of the foregoing, Senior Debt shall include:

    (1) the principal of, and interest on, and other amounts due under any of the Credit Facilities;

    (2) any obligation of Mandalay under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect against interest rate fluctuations;

    (3) any standby letters of credit of Mandalay;

    (4) Debt evidenced by:

       (a) the 6.45% Senior Notes due 2006,

       (b) the 9 1/2% Senior Notes due 2008,

       (c) the 7.0% Debentures due 2036 and

       (d) the 6.70% Debentures due 2096.

    Notwithstanding anything to the contrary in the preceding clauses (1) through (4), Senior Debt will not include:

    (1) any obligation for federal, state, local or other taxes;

    (2) any Debt between Mandalay and its subsidiaries or Affiliates;

    (3) any obligation for trade payables or services rendered;

    (4) any notes equal in right of payment, including

       (a) the 6 3/4% Senior Subordinated Notes due 2003,

       (b) the 9 1/4% Senior Subordinated Notes due 2005 and

       (c) the 7 5/8% Senior Subordinated Debentures due 2013;

    (5) any Debt of Mandalay expressly by its terms or by operation of law ranking junior in right of payment to any other Debt of Mandalay;

    (6) to the extent that it may constitute Debt, any obligations under leases (other than capital lease obligations) or management agreements; and

    (7) any obligation that by obligation of law is subordinate to any general unsecured obligations of Mandalay;

PROVIDED, that any guaranty by Mandalay of Debt of a subsidiary of Mandalay to third parties shall constitute Senior Debt unless, in the case of any particular guaranty, the instrument or creating or evidencing the same provides that such guaranty is subordinated to any other Debt of Mandalay; PROVIDED, FURTHER, that in the event a subsidiary of Mandalay advances to Mandalay the proceeds attributable to Debt incurred by such subsidiary to a third party that has been guaranteed by Mandalay pursuant to a guaranty which itself constitutes Senior Debt, then such obligations of Mandalay to repay such advance to the subsidiary shall constitute Senior Debt, unless such obligation is created or evidenced by an instrument that provides that such obligation is subordinated to any other Debt of Mandalay.

    "SUBSIDIARY" of any person means (i) any corporation of which at least a majority in interest of the outstanding stock having by the terms thereof voting power under ordinary circumstances to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by such person, or by one or more other corporations a majority in interest of such stock of which is similarly owned or controlled, or by such person and one or more other corporations a majority in interest of such stock of which is similarly owned or controlled and (ii) any other person (other than a corporation, or a partnership, corporation or other entity described in clause (ii) of the definition of Joint Venture) in which such person or any subsidiary, directly or indirectly, has greater than a 50% ownership interest.

    "TREASURY SECURITIES" mean any investment in obligations issued or guaranteed by the United States government or any agency thereof.

    "VOTING STOCK" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof to vote in the election of members of the board of directors of such Person.

    "WHOLLY OWNED" with respect to any subsidiary, means any subsidiary of any Person of which at least 99% of the outstanding Capital Stock is owned by such Person or another wholly owned subsidiary of such Person. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a subsidiary.

            MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

    The following is a discussion of the material federal income tax considerations relevant to the exchange of the old notes for the exchange notes. The discussion is based upon the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. We cannot assure you that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding notes as a part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) may be subject to special rules not discussed below. In addition, the discussion does not consider the effect of any applicable state, local, foreign or other tax laws.

    EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE OF OLD NOTES FOR EXCHANGE NOTES

    The exchange of the old notes for the exchange notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the old notes will not be considered to differ materially in kind or extent from the exchange notes. The holder will have a basis for the exchange notes equal to the basis of the old notes and the holder's holding period for the exchange notes will include the period during which the old notes were held. Accordingly, no material federal income tax consequences will result to holders exchanging old notes for exchange notes.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. To the extent a broker-dealer participates in the exchange offer and so notifies us, we have agreed to make this prospectus, as amended or supplemented, available to the broker-dealer for use in connection with any such resale. We will promptly send additional copies of this prospectus and any amendment or supplement to any broker-dealer that requests the documents in the letter of transmittal.

    We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

    - in the over-the-counter market;

    - in negotiated transactions;

    - through the writing of options on the exchange notes; or

    - through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    We have agreed to pay all expenses incident to the exchange offer, other than commissions and concessions of any broker-dealer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to broker-dealers that make a market in the old notes and exchange old notes in the exchange offer for exchange notes.

    By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

    - makes any statement in the prospectus untrue in any material respect;

    - requires the making of any changes in the prospectus to make the statements in the prospectus not misleading; or

    - may impose upon us disclosure obligations that may have a material adverse effect on us,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

                                 LEGAL MATTERS

    Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania will pass upon various legal matters for us in connection with the exchange notes offered hereby. Certain matters of Nevada law will be passed upon for us by Schreck Morris, Las Vegas, Nevada.

                                    EXPERTS

    The audited consolidated financial statements and schedules of Mandalay included in and/or incorporated by reference in this prospectus, and elsewhere in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE NO.
                                                                        ---------
          Condensed Consolidated Balance Sheets at April 30, 2000
            (Unaudited) and January 31, 2000..........................  F-2
          Condensed Consolidated Statements of Income (Unaudited) for
            the three months ended April 30, 2000 and 1999............  F-3
          Condensed Consolidated Statements of Cash Flows (Unaudited)
            for the three months ended April 30, 2000 and 1999........  F-4
          Notes to Condensed Consolidated Financial Statements
            (Unaudited)...............................................  F-5
          Consolidated Balance Sheets at January 31, 2000 and
            January 31, 1999..........................................  F-11
          Consolidated Statements of Income for the years ended
            January 31, 2000, 1999 and 1998...........................  F-12
          Consolidated Statements of Cash Flows for the years ended
            January 31, 2000, 1999 and 1998...........................  F-13
          Consolidated Statements of Stockholders' Equity for the
            years ended January 31, 2000, 1999 and 1998...............  F-14
          Notes to Consolidated Financial Statements..................  F-15
          Report of Independent Public Accountants....................  F-31
          Management's Report on Financial Statements.................  F-32

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               APRIL 30,    JANUARY 31,
                                                                 2000          2000
                                                              -----------   -----------
                                                              (UNAUDITED)
                                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  142,578    $  116,617
  Receivables...............................................      74,964        62,167
  Inventories...............................................      27,326        28,499
  Prepaid expenses and other................................      68,831        74,256
                                                              ----------    ----------
    Total current assets....................................     313,699       281,539
PROPERTY, EQUIPMENT AND LEASEHOLD INTERESTS, at cost, less
  accumulated depreciation and amortization of $944,152 and
  $893,776, respectively....................................   3,316,521     3,335,071
EXCESS OF PURCHASE PRICE OVER FAIR MARKET value of net
  assets acquired, net......................................     393,362       396,433
NOTES RECEIVABLE............................................       3,798         1,605
INVESTMENTS IN UNCONSOLIDATED AFFILIATES....................     262,268       264,995
OTHER ASSETS................................................      60,281        49,833
                                                              ----------    ----------
    Total Assets............................................  $4,349,929    $4,329,476
                                                              ==========    ==========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $   25,271    $   13,022
  Accounts payable--trade...................................      43,863        40,395
  Accounts payable--construction............................       9,575        33,415
  Accrued liabilities.......................................     206,660       157,787
                                                              ----------    ----------
    Total current liabilities...............................     285,369       244,619
LONG-TERM DEBT..............................................   2,803,705     2,691,292
DEFERRED INCOME TAX.........................................     215,788       210,689
OTHER LONG-TERM LIABILITIES.................................      20,459        20,192
                                                              ----------    ----------
    Total liabilities.......................................   3,325,321     3,166,792
                                                              ----------    ----------
MINORITY INTEREST...........................................     (21,505)      (25,096)
                                                              ----------    ----------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 2/3 par value
    Authorized--450,000,000 shares
    Issued--113,634,013 shares..............................       1,894         1,894
  Preferred stock, $.01 par value
    Authorized--75,000,000 shares...........................          --            --
  Additional paid-in capital................................     565,887       565,925
  Retained earnings.........................................   1,250,490     1,201,632
  Treasury stock (35,647,584 and 23,764,216 shares), at
    cost....................................................    (772,158)     (581,671)
                                                              ----------    ----------
    Total stockholders' equity..............................   1,046,113     1,187,780
                                                              ----------    ----------
    Total Liabilities and Stockholders' Equity..............  $4,349,929    $4,329,476
                                                              ==========    ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                  (UNAUDITED)

                                                                    THREE MONTHS
                                                                   ENDED APRIL 30,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
REVENUES:
  Casino....................................................  $   314,659   $   216,815
  Rooms.....................................................      159,930       130,610
  Food and beverage.........................................      105,502        81,355
  Other.....................................................       69,748        50,953
  Earnings of unconsolidated affiliates.....................       29,649        21,994
                                                              -----------   -----------
                                                                  679,488       501,727
  Less--complimentary allowances............................      (39,872)      (30,468)
                                                              -----------   -----------
                                                                  639,616       471,259
                                                              -----------   -----------
COSTS AND EXPENSES:
  Casino....................................................      162,145       110,519
  Rooms.....................................................       50,644        41,965
  Food and beverage.........................................       76,781        64,134
  Other operating expenses..................................       50,031        34,599
  General and administrative................................       99,681        73,308
  Depreciation and amortization.............................       51,577        41,090
  Operating lease rent......................................        9,680         2,415
  Preopening expenses.......................................          255        33,610
                                                              -----------   -----------
                                                                  500,794       401,640
                                                              -----------   -----------
OPERATING PROFIT BEFORE CORPORATE EXPENSE...................      138,822        69,619
CORPORATE EXPENSE...........................................        7,907         7,120
                                                              -----------   -----------
INCOME FROM OPERATIONS......................................      130,915        62,499
                                                              -----------   -----------
OTHER INCOME (EXPENSE):
  Interest, dividend and other income.......................        2,492           522
  Guarantee fees from unconsolidated affiliate..............          621           715
  Interest expense..........................................      (49,487)      (33,507)
  Interest expense from unconsolidated affiliates...........       (2,705)       (2,802)
                                                              -----------   -----------
                                                                  (49,079)      (35,072)
                                                              -----------   -----------
MINORITY INTEREST...........................................        3,591            --
                                                              -----------   -----------
INCOME BEFORE PROVISION FOR INCOME TAX......................       78,245        27,427
  Provision for income tax..................................       29,387        10,288
                                                              -----------   -----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE.................................................       48,858        17,139
  Cumulative effect of change in accounting principle for
    preopening expenses, net of tax benefit of $11,843......           --       (21,994)
                                                              -----------   -----------
NET INCOME (LOSS)...........................................  $    48,858   $    (4,855)
                                                              ===========   ===========
BASIC EARNINGS PER SHARE
  Income before cumulative effect of change in accounting
    principle...............................................  $      0.58   $      0.19
  Cumulative effect of change in accounting principle.......  $        --   $     (0.24)
                                                              -----------   -----------
  Net income (loss) per share...............................  $      0.58   $     (0.05)
                                                              ===========   ===========
DILUTED EARNINGS PER SHARE
  Income before cumulative effect of change in accounting
    principle...............................................  $      0.58   $      0.19
  Cumulative effect of change in accounting principle.......  $        --   $     (0.24)
                                                              -----------   -----------
  Net income (loss) per share...............................  $      0.58   $     (0.05)
                                                              ===========   ===========
Average shares outstanding--basic...........................   84,077,239    90,540,287
                                                              ===========   ===========
Average shares outstanding--diluted.........................   84,779,605    91,583,038
                                                              ===========   ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                  THREE MONTHS
                                                                 ENDED APRIL 30,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  48,858   $  (4,855)
                                                              ---------   ---------
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     54,313      43,262
    Gain on disposition of fixed assets.....................        (16)        (19)
    Increase in other current assets........................     (6,199)    (35,311)
    (Increase) decrease in other noncurrent assets..........    (10,418)     15,703
    Increase in interest payable............................     16,606      13,658
    Increase in other current liabilities...................     35,735      19,004
    Increase (decrease) in deferred income tax..............      5,099      (1,990)
    Decrease in other noncurrent liabilities................         --         (16)
    Unconsolidated affiliates' distributions in excess of
      earnings..............................................      2,556       8,602
    Minority interest in earnings...........................      3,591          --
                                                              ---------   ---------
      Total adjustments.....................................    101,267      62,893
                                                              ---------   ---------
      Net cash provided by operating activities.............    150,125      58,038
                                                              ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (32,640)   (213,547)
  Decrease in construction payable..........................    (23,840)    (24,221)
  Increase in investments in unconsolidated affiliates......         --      (2,155)
  Proceeds from sale of equipment and other assets..........         14         251
  Increase in notes receivable..............................     (2,193)     (6,863)
  Other.....................................................        121          --
                                                              ---------   ---------
      Net cash used in investing activities.................    (58,538)   (246,535)
                                                              ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net effect on cash of issuances and payments of debt with
    original maturities of three months or less.............    125,000     204,515
  Issuances of debt with original maturities in excess of
    three months............................................         --         480
  Principal payments of debt with original maturities in
    excess of three months..................................       (369)       (819)
  Exercise of stock options and warrants....................        420         135
  Purchases of treasury stock...............................   (190,943)     (7,258)
  Other.....................................................        266         613
                                                              ---------   ---------
      Net cash (used in) provided by financing activities...    (65,626)    197,666
                                                              ---------   ---------
Net increase in cash and cash equivalents...................     25,961       9,169
Cash and cash equivalents at beginning of period............    116,617      81,389
                                                              ---------   ---------
Cash and cash equivalents at end of period..................  $ 142,578   $  90,558
                                                              =========   =========
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for:
  Interest (net of amount capitalized)......................  $  31,728   $  18,946
  Income tax................................................  $     365   $     110

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     (All information for the three months ended April 30, 2000 and 1999 is unaudited)

(1)  PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

    Mandalay Resort Group (the "Company"), which changed its name from Circus Circus Enterprises, Inc. effective June 18, 1999, was incorporated February 27, 1974. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson, Nevada and a hotel and dockside casino in Tunica County, Mississippi. In Detroit, Michigan, the Company is the majority investor in a temporary casino which opened December 14, 1999. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada, and a hotel/casino on the Las Vegas Strip.

    The condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and the Detroit joint venture, which is required to be consolidated. Material intercompany accounts and transactions have been eliminated. Investments in 50% or less owned affiliated companies are accounted for under the equity method.

    Minority interest, as reflected on the Condensed Consolidated Financial Statements, represents the 46.5% interest of the minority partners in MotorCity Casino in Detroit, Michigan.

    The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair statement of results for the interim periods have been made. The results for the three month period are not necessarily indicative of results to be expected for the full fiscal year.

    Certain reclassifications have been made to the financial statements for the three months ended April 30, 1999 to conform to the financial statement presentation for the three months ended April 30, 2000. These reclassifications have no effect on net income.

    These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended January 31, 2000.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

     (All information for the three months ended April 30, 2000 and 1999 is unaudited)

(2)  LONG-TERM DEBT

    Long-term debt consists of the following (in thousands):

                                                               APRIL 30,    JANUARY 31,
                                                                 2000           2000
                                                              -----------   ------------
                                                              (UNAUDITED)
Amounts due under bank credit agreement at floating interest
  rates, weighted average of 7.0% and 6.8%..................  $1,550,000     $1,425,000
Amounts due under corporate debt program at floating
  interest rates, weighted average of 6.7% and 6.2%.........      50,000         50,000
Amounts due under majority-owned joint venture revolving
  credit facility at floating interest rates, weighted
  average of 7.3% and 7.1%..................................     150,000        150,000
9-1/4% Senior Subordinated Notes due 2005...................     275,000        275,000
6.45% Senior Notes due 2006 (net of unamortized discount of
  $253 and $264)............................................     199,747        199,736
7-5/8% Senior Subordinated Debentures due 2013..............     150,000        150,000
6-3/4% Senior Subordinated Notes due 2003 (net of
  unamortized discount of $51 and $55)......................     149,949        149,945
7.0% Debentures due 2036 (net of unamortized discount of
  $116 and $119)............................................     149,884        149,881
6.70% Debentures due 2096 (net of unamortized discount of
  $171 and $183)............................................     149,829        149,817
Other notes.................................................       4,567          4,935
                                                              ----------     ----------
                                                               2,828,976      2,704,314
Less--current portion.......................................     (25,271)       (13,022)
                                                              ----------     ----------
                                                              $2,803,705     $2,691,292
                                                              ==========     ==========

    The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, they are accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in the period of change. Otherwise, gains and losses are not recognized except to the extent that the financial instrument is disposed of prior to maturity. Net interest paid or received pursuant to the financial instrument is included as interest expense in the period.

    The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable-rate nature of the debt under the Company's corporate debt program. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 6.1%) and receives a variable interest rate (weighted average of approximately 6.2% at April 30, 2000) on $550 million notional

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

     (All information for the three months ended April 30, 2000 and 1999 is unaudited)

(2)  LONG-TERM DEBT (CONTINUED)
amount of "initial" swaps. The net effect of all such swaps resulted in a reduction of interest expense of approximately $116,000 for the three months ended April 30, 2000. Two of the initial swaps with a combined notional amount of $150 million provide that the swaps will terminate two business days after any date on which three-month LIBOR is set at or above 9% on or after October 15, 2000 for $100 million notional amount, and on or after January 15, 2001 for $50 million notional amount. These swaps, otherwise terminate in fiscal 2008. The remaining two initial swaps of $200 million notional amount each terminate in fiscal 2003 and 2004.

    The Company also entered into a forward interest rate swap with a notional amount of $200 million which had an effective date of December 31, 1999 and a termination date of March 31, 2000. Under this agreement, the Company paid a fixed rate of 6.1% and received a variable interest rate based on three-month LIBOR.

    As of April 30, 2000, under its most restrictive loan covenant, the Company was restricted from issuing additional debt in excess of approximately $966 million. Our borrowing capacity under this covenant can fluctuate substantially from quarter to quarter depending upon our operating cash flow.

(3)  LEASE FACILITY

    On October 30, 1998, the Company entered into an operating lease agreement with a group of financial institutions (the "Lease Facility") to permit the Company to lease up to $200 million of equipment. As of June 30, 1999, the Company had utilized the entire $200 million Lease Facility to lease equipment at Mandalay Bay and the commitment under the Company's bank credit facility was permanently reduced to $1.8 billion. The base term of the lease expires June 30, 2001, but the lease provides for up to two successive one-year renewal terms. The rent expense related to this lease facility is reported separately on the income statement as "operating lease rent."

(4)  STOCK OPTIONS

    The Company has various stock option plans for executive, managerial and supervisory personnel as well as the Company's outside directors and consultants. The plans permit grants of options relating to the Company's common stock and one of the plans also permits grants of the Company's common stock as performance share and restricted stock awards. The only awards granted pursuant to such plans through April 30, 2000 are stock options, which are generally exercisable in one or more installments beginning not less than six months after the grant date.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

     (All information for the three months ended April 30, 2000 and 1999 is unaudited)

(4)  STOCK OPTIONS (CONTINUED)
    Summarized information for stock options granted pursuant to the Company's plans is as follows:

                                                            THREE MONTHS ENDED
                                                              APRIL 30, 2000
                                                           --------------------
                                                                       WEIGHTED
                                                                       AVERAGE
                                                                       EXERCISE
                                                            OPTIONS     PRICE
                                                           ---------   --------
Outstanding at beginning of period.......................  6,014,959    $13.70
Granted..................................................    461,500     13.17
Exercised................................................    (37,332)    11.25
Canceled.................................................         --        --
                                                           ---------    ------
Outstanding at end of period.............................  6,439,127    $13.67
                                                           =========    ======
Options exercisable at end of period.....................  2,931,702    $13.50
Options available for grant at end of period.............  1,465,532

    Options available for grant at April 30, 2000 include 389,500 shares reserved for issuance only as annual formula awards of 10,000 shares each to nonemployee directors pursuant to a plan that expires in June 2001.

(5)  STOCK RELATED MATTERS

    For the three months ended April 30, 2000, the Company repurchased 11.9 million shares of its common stock at a cost of $190.9 million.

(6)  EARNINGS PER SHARE

    The table below reconciles weighted average shares outstanding used to calculate basic earnings per share with the weighted average shares outstanding used to calculate diluted earnings per share. There were no reconciling items for net income.

                                                             THREE MONTHS ENDED
                                                                  APRIL 30,
                                                            ---------------------
                                                              2000        1999
                                                            ---------   ---------
                                                            (IN THOUSANDS, EXCEPT
                                                             EARNINGS PER SHARE)
Net income (loss).........................................   $48,858     $(4,855)
                                                             =======     =======
Weighted average shares outstanding used in computation of
  basic earnings per share................................    84,077      90,540
Stock options.............................................       703       1,043
                                                             -------     -------
Weighted average shares outstanding used in computation of
  diluted earnings per share..............................    84,780      91,583
                                                             =======     =======
Basic earnings (loss) per share...........................   $   .58     $  (.05)
                                                             =======     =======
Diluted earnings (loss) per share.........................   $   .58     $  (.05)
                                                             =======     =======

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

     (All information for the three months ended April 30, 2000 and 1999 is unaudited)

(7)  INVESTMENTS IN UNCONSOLIDATED AFFILIATES

    The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Using the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings or losses of these entities. The investment balance also includes interest capitalized during construction (net of amortization). Investments in unconsolidated affiliates consist of the following (in thousands):

                                                         APRIL 30,    JANUARY 31,
                                                           2000          2000
                                                        -----------   -----------
                                                        (UNAUDITED)
Circus and Eldorado Joint Venture (50%)
  (Silver Legacy, Reno, Nevada).......................    $ 89,392      $ 87,150
Elgin Riverboat Resort (50%)
  (Grand Victoria, Elgin, Illinois)...................      37,297        40,780
Victoria Partners (50%)
  (Monte Carlo, Las Vegas, Nevada)....................     135,579       137,065
                                                          --------      --------
                                                          $262,268      $264,995
                                                          ========      ========

    The above unconsolidated affiliates operate with fiscal years ending on December 31. Summarized results of operations of the unconsolidated affiliates are as follows (unaudited, in thousands):

                                                             THREE MONTHS
                                                            ENDED MARCH 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
Revenues................................................  $207,869   $174,359
Expenses................................................   154,095    145,933
Operating income........................................    53,775     28,426
Net income..............................................    48,914     23,186

    Included in the above are revenues of the Grand Victoria of $99,767 and $67,581 for the three months ended March 31, 2000 and 1999. The property's operating margin during those periods was 30% and 24%, respectively.

(8)  COMMITMENTS AND CONTINGENT LIABILITIES

    In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition of the joint venture's $230 million bank credit agreement, the Company is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined).

    We have formed a joint venture with the Detroit-based Atwater Casino Group to build, own and operate a hotel/casino in Detroit, Michigan. This joint venture is one of three groups which negotiated development agreements with the city. We had an initial 45% ownership interest in the joint venture. Effective December 14, 1999, we acquired an additional 8.5% interest at a cost of $38.4 million, thus increasing our total ownership interest to 53.5%.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

     (All information for the three months ended April 30, 2000 and 1999 is unaudited)

(8)  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
    Pending the development of a permanent hotel/casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. MotorCity Casino contains approximately 75,000 square feet of gaming space, with approximately 2,600 slot machines and 136 table games, plus five restaurants and a 3,450-space parking facility. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed pursuant to the joint venture's $150 million credit facility, which is secured by the assets associated with the temporary casino. Mandalay has guaranteed this credit facility subject to the release of the guaranty if certain performance measures are reached. The joint venture's operation of the temporary casino is subject to ongoing regulatory oversight, and its ability to proceed with a permanent hotel/casino facility is contingent upon the receipt of all necessary gaming approvals and satisfaction of other conditions.

    The Detroit joint venture is planning a $600 million permanent hotel/casino facility. We have committed to contribute 20% of this amount in the form of equity, and the joint venture will seek project-specific funding for the balance of the cost. The development agreement provides that we will guarantee completion of the permanent facility and will enter into a keep-well guarantee with the city, pursuant to which we could be required to contribute additional funds, if and as needed, to continue operation of the project for a period of two years. This keep-well agreement also applies to the temporary casino. Mandalay has issued letters of credit totaling $50 million for the benefit of Bank of America in order to back letters of credit issued by Bank of America for the same total amount. The Bank of America letters of credit were issued to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds are to be used to finance costs associated with activities (including acquisition) relating to the land on which the permanent facility will be built.

    Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Detroit Casino Competitive Selection Process and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability to MotorCity Casino. No assurance can be given regarding the timing and outcome of these proceedings. An adverse ruling in any of these lawsuits could adversely impact the status of our joint venture's operation of the temporary facility, as well as its ability to obtain a certificate of suitability and a casino license for its permanent facility.

    The Company is a defendant in various pending litigation. In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    JANUARY 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
ASSETS
Current assets
  Cash and cash equivalents.................................  $  116,617   $   81,389
  Accounts receivable.......................................      53,071       26,136
  Income tax receivable.....................................       9,096           --
  Inventories...............................................      28,499       24,270
  Prepaid expenses..........................................      47,807       21,451
  Deferred income tax.......................................      26,449        8,032
                                                              ----------   ----------
      Total current assets..................................     281,539      161,278
                                                              ----------   ----------
Property, equipment and leasehold interests, at cost, net...   3,335,071    3,000,822
                                                              ----------   ----------
Other assets
  Excess of purchase price over fair market value of net
  assets acquired, net......................................     396,433      367,076
  Notes receivable..........................................       1,605       10,895
  Investments in unconsolidated affiliates..................     264,995      271,707
  Deferred charges and other assets.........................      49,833       57,929
                                                              ----------   ----------
      Total other assets....................................     712,866      707,607
                                                              ----------   ----------
      Total assets..........................................  $4,329,476   $3,869,707
                                                              ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........................  $   13,022   $    3,481
  Accounts and contracts payable
    Trade...................................................      40,395       23,745
    Construction............................................      33,415       75,030
  Accrued liabilities
    Salaries, wages and vacations...........................      46,897       40,006
    Progressive jackpots....................................      11,417        8,889
    Advance room deposits...................................      11,005        8,195
    Interest payable........................................      19,395       27,767
    Other...................................................      69,073       44,460
                                                              ----------   ----------
      Total current liabilities.............................     244,619      231,573
                                                              ----------   ----------
Long-term debt..............................................   2,691,292    2,259,149
                                                              ----------   ----------
Other liabilities
  Deferred income tax.......................................     210,689      200,376
  Other long-term liabilities...............................      20,192       20,981
                                                              ----------   ----------
      Total other liabilities...............................     230,881      221,357
                                                              ----------   ----------
      Total liabilities.....................................   3,166,792    2,712,079
                                                              ----------   ----------
Commitments and contingent liabilities
                                                              ----------   ----------
Minority interest...........................................     (25,096)          --
                                                              ----------   ----------
Stockholders' equity
  Common stock $.01- 2/3 par value
  Authorized--450,000,000 shares
  Issued--113,634,013 and 113,622,508 shares................       1,894        1,894
  Preferred stock $.01 par value
  Authorized--75,000,000 shares                                       --           --
  Additional paid-in capital................................     565,925      558,935
  Retained earnings.........................................   1,201,632    1,159,469
  Treasury stock (23,764,216 and 22,959,425 shares), at
    cost....................................................    (581,671)    (562,670)
                                                              ----------   ----------
    Total stockholders' equity..............................   1,187,780    1,157,628
                                                              ----------   ----------
    Total liabilities and stockholders' equity..............  $4,329,476   $3,869,707
                                                              ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     YEAR ENDED JANUARY 31,
                                                              ------------------------------------
                                                                 2000         1999         1998
                                                              ----------   ----------   ----------
Revenues
  Casino....................................................  $  951,492   $  709,909   $  632,122
  Rooms.....................................................     534,132      355,635      330,644
  Food and beverage.........................................     346,647      246,622      215,584
  Other.....................................................     251,509      170,701      142,407
  Earnings of unconsolidated affiliates.....................      98,627       83,967       98,977
                                                              ----------   ----------   ----------
                                                               2,182,407    1,566,834    1,419,734
  Less--complimentary allowances............................    (131,509)     (87,054)     (65,247)
                                                              ----------   ----------   ----------
                                                               2,050,898    1,479,780    1,354,487
                                                              ----------   ----------   ----------
Costs and expenses
  Casino....................................................     510,794      367,449      316,902
  Rooms.....................................................     189,419      128,622      122,934
  Food and beverage.........................................     276,261      207,663      199,955
  Other operating expenses..................................     179,907      113,864       99,460
  General and administrative................................     339,455      253,138      223,263
  Depreciation and amortization.............................     169,226      133,801      117,474
  Operating lease rent......................................      25,994           --           --
  Preopening expenses.......................................      49,134           --        3,447
  Abandonment loss..........................................       5,433           --           --
                                                              ----------   ----------   ----------
                                                               1,745,623    1,204,537    1,083,435
                                                              ----------   ----------   ----------
Operating profit before corporate expense...................     305,275      275,243      271,052
Corporate expense...........................................      31,539       32,464       34,552
                                                              ----------   ----------   ----------
Income from operations......................................     273,736      242,779      236,500
                                                              ----------   ----------   ----------
Other income (expense)
  Interest, dividends and other income......................       3,652        2,730        9,779
  Interest income and guarantee fees from unconsolidated
    affiliate...............................................       2,775        3,122        6,041
  Interest expense..........................................    (165,670)     (95,541)     (88,847)
  Interest expense from unconsolidated affiliates...........     (11,085)     (12,275)     (15,551)
                                                              ----------   ----------   ----------
                                                                (170,328)    (101,964)     (88,578)
                                                              ----------   ----------   ----------
  Minority interest.........................................        (292)          --           --
                                                              ----------   ----------   ----------
  Income before provision for income tax....................     103,116      140,815      147,922
  Provision for income tax..................................      38,959       55,617       58,014
                                                              ----------   ----------   ----------
  Income before cumulative effect of change in accounting
    principle...............................................      64,157       85,198       89,908
  Cumulative effect of change in accounting principle for
    pre-opening expenses, net of tax benefit of $11,843.....     (21,994)          --           --
                                                              ----------   ----------   ----------
  Net income................................................  $   42,163   $   85,198   $   89,908
                                                              ==========   ==========   ==========
Basic earnings per share:
  Income before cumulative effect of change in accounting
    principle...............................................  $      .71   $      .90   $      .95
  Cumulative effect of change in accounting principle.......        (.24)          --           --
                                                              ----------   ----------   ----------
  Net income................................................  $      .47   $      .90   $      .95
                                                              ==========   ==========   ==========
Diluted earnings per share:
  Income before cumulative effect of change in accounting
    principle...............................................  $      .70   $      .90   $      .94
  Cumulative effect of change in accounting principle.......        (.24)          --           --
                                                              ----------   ----------   ----------
  Net income................................................  $      .46   $      .90   $      .94
                                                              ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED JANUARY 31,
INCREASE (DECREASE) IN CASH                                   ---------------------------------
AND CASH EQUIVALENTS                                            2000        1999        1998
---------------------------                                   ---------   ---------   ---------
Cash flows from operating activities
  Net income................................................  $  42,163   $  85,198   $  89,908
                                                              ---------   ---------   ---------
  Adjustments to reconcile net income to net cash provided
    by operating activities
    Depreciation and amortization...........................    172,407     142,141     129,729
    Increase (decrease) in deferred income tax..............     (8,104)     24,281      24,005
    Increase (decrease) in interest payable.................     (8,372)      9,939       8,824
    (Gain) loss on sale of fixed assets.....................      2,903      (1,641)     (6,519)
    (Increase) decrease in other current assets.............    (53,797)      4,504      (2,605)
    Increase in other current liabilities...................     42,930      19,906       6,148
    (Increase) decrease in other noncurrent assets..........     21,217     (35,817)       (785)
    Decrease in other noncurrent liabilities................        (49)        (65)        (65)
    Unconsolidated affiliates' earnings in excess of
      distributions.........................................     (6,419)    (10,863)    (33,330)
                                                              ---------   ---------   ---------
      Total adjustments.....................................    162,716     152,385     125,402
                                                              ---------   ---------   ---------
    Net cash provided by operating activities...............    204,879     237,583     215,310
                                                              ---------   ---------   ---------
Cash flows from investing activities
  Capital expenditures......................................   (352,133)   (671,547)   (663,270)
  Increase (decrease) in construction payable...............    (63,474)     34,360      19,526
  (Increase) decrease in investments in unconsolidated
    affiliates..............................................     10,728      (5,865)     (8,353)
  Net cash paid for additional ownership interest in joint
    venture.................................................    (19,331)         --          --
  (Increase) decrease in notes receivable...................    (24,952)     (9,820)     35,368
  Proceeds from sale of equipment and other assets..........        697       5,788       8,160
                                                              ---------   ---------   ---------
    Net cash used in investing activities...................   (448,465)   (647,084)   (608,569)
                                                              ---------   ---------   ---------
Cash flows from financing activities
  Proceeds from issuance of senior notes....................         --     275,000          --
  Net effect on cash of issuances and payments of debt with
    initial maturities of three months or less..............    294,990     502,528     474,355
  Issuance of debt with initial maturities in excess of
    three months............................................         --     337,334     201,843
  Principal payments of debt with initial maturities in
    excess of three months..................................     (3,425)   (644,241)   (290,712)
  Exercise of stock options.................................     17,616         310       7,889
  Purchase of stock warrants................................         --          --      (2,000)
  Purchases of treasury stock...............................    (29,627)    (51,634)     (1,300)
  Other.....................................................       (740)     12,962      (7,701)
                                                              ---------   ---------   ---------
    Net cash provided by financing activities...............    278,814     432,259     382,374
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........     35,228      22,758     (10,885)
Cash and cash equivalents at beginning of year..............     81,389      58,631      69,516
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................  $ 116,617   $  81,389   $  58,631
                                                              =========   =========   =========
Supplemental cash flow disclosures
  Cash paid during the year for
    Interest (net of amount capitalized)....................  $ 170,272   $  82,879   $  77,426
    Income tax..............................................  $  42,551   $  18,770   $  37,395
  Acquisition of additional ownership interest in joint
    venture
    Cash paid...............................................  $ (38,386)  $      --   $      --
    Current assets, other than cash.........................    (13,462)         --          --
    Property and equipment..................................   (146,143)         --          --
    Other assets............................................    (14,092)         --          --
    Current liabilities.....................................     33,693          --          --
    Long-term debt..........................................    179,180          --          --
    Stockholders' equity....................................    (20,121)         --          --
                                                              ---------   ---------   ---------
    Net cash paid for acquisition...........................  $ (19,331)  $      --   $      --
                                                              =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                        COMMON STOCK
                                           ISSUED          ADDITIONAL                                TOTAL
                                     -------------------    PAID-IN      RETAINED    TREASURY    STOCKHOLDERS'
                                      SHARES     AMOUNT     CAPITAL      EARNINGS      STOCK        EQUITY
                                     --------   --------   ----------   ----------   ---------   -------------
Balance, January 31, 1997.........   112,808     $1,880     $498,893    $  984,363   $(513,345)   $  971,791
  Net income......................        --         --           --        89,908          --        89,908
  Exercise of stock options.......        46         --        4,317            --       3,572         7,889
  Treasury stock acquired
    (38 shares), at cost..........        --         --           --            --      (1,300)       (1,300)
  Conversion of subsidiary
    preferred stock...............       755         13       17,618            --          --        17,631
  Sale/purchase of puts and
    calls.........................        --         --       35,536            --          --        35,536
  Amortization of deferred
    compensation..................        --         --        4,294            --          --         4,294
  Purchase of warrants............        --         --       (2,000)           --          --        (2,000)
                                     -------     ------     --------    ----------   ---------    ----------
Balance, January 31, 1998.........   113,609      1,893      558,658     1,074,271    (511,073)    1,123,749
  Net income......................        --         --           --        85,198          --        85,198
  Exercise of stock options.......        14          1          272            --          37           310
  Treasury stock acquired (4,466
    shares), at cost..............        --         --           --            --     (51,634)      (51,634)
  Other...........................        --         --            5            --          --             5
                                     -------     ------     --------    ----------   ---------    ----------
Balance, January 31, 1999.........   113,623      1,894      558,935     1,159,469    (562,670)    1,157,628
  Net income......................        --         --           --        42,163          --        42,163
  Exercise of stock options.......        11         --        6,990            --      10,626        17,616
  Treasury stock acquired (1,672
    shares), at cost..............        --         --           --            --     (29,627)      (29,627)
                                     -------     ------     --------    ----------   ---------    ----------
Balance, January 31, 2000.........   113,634     $1,894     $565,925    $1,201,632   $(581,671)   $1,187,780
                                     =======     ======     ========    ==========   =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

    Mandalay Resort Group (the "Company"), which changed its name from Circus Circus Enterprises, Inc. effective June 18, 1999, was incorporated February 27, 1974. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson, Nevada and a hotel and dockside casino in Tunica County, Mississippi. In Detroit, Michigan, the Company is the majority investor in a temporary casino which opened December 14, 1999. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a hotel/casino on the Las Vegas Strip. (See Note 10 - Investments in Unconsolidated Affiliates.)

    The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and the Detroit joint venture, which is required to be consolidated. Material intercompany accounts and transactions have been eliminated. Investments in 50% or less owned affiliated companies are accounted for under the equity method.

GOODWILL

    On December 14, 1999, the Company purchased an additional ownership interest in a joint venture which operates MotorCity Casino, a temporary casino in Detroit, Michigan, bringing its total ownership interest to 53.5%. On June 1, 1995, the Company completed its acquisition of Gold Strike Resorts, in which it acquired two hotel/casino facilities in Jean, Nevada, one in Henderson, Nevada, a 50% interest in a joint venture which owns Grand Victoria, a riverboat casino and land-based entertainment complex in Elgin, Illinois, and a 50% interest in a joint venture which owns the Monte Carlo, a major hotel/ casino on the Las Vegas Strip. On February 1, 1983, the Company purchased the Edgewater Hotel and Casino in Laughlin, Nevada and on November 1, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas. The excess of the purchase price over the fair market value of the net assets acquired amounted to $38.4 million for the purchase of the additional ownership interest in MotorCity Casino, $394.5 million for the purchase of Gold Strike Resorts, $9.7 million for the purchase of the Edgewater and $4.2 million for the purchase of Slots-A-Fun, and each is being amortized over a period of 40 years with the exception of the MotorCity Casino interest which is being amortized over a period of 25 years.

CAPITALIZED INTEREST

    The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. The amounts capitalized during the years ended January 31, 2000, 1999 and 1998, were $11.0 million, $45.5 million and $22.0 million, respectively.

INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH EQUIVALENTS

    At January 31, 2000 and 1999, cash equivalents (consisting principally of money market funds and instruments with initial maturities of three months or less) had a cost approximately equal to market value.

INTEREST RATE SWAPS

    The Company, from time to time, uses interest rate swaps and similar financial instruments to assist in managing interest incurred on its long-term debt. The difference between amounts received and amounts paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap or similar financial instrument.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................  15-45 years
Equipment, furniture and fixtures...........................  3-15 years
Leasehold interests and improvements........................  5-16 years

    Accumulated amortization of the excess of the purchase price over the fair market value of the net assets of businesses acquired was $51.7 million and $41.3 million, as of January 31, 2000 and 1999, respectively.

REVENUES AND EXPENSES

    Casino revenues are the net difference between the sums received as winnings and the sums paid as losses. Revenues include the retail value of rooms, food and beverage furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances. The costs of such rooms, food and beverage were included as casino expenses as follows: $76.5 million, $58.7 million and $45.9 million for the fiscal years ended January 31, 2000, 1999 and 1998, respectively. For the three years, approximately 80-85% of such costs were for food and beverage with the balance for rooms.

RECLASSIFICATIONS

    The financial statements for prior years reflect certain reclassifications, which have no effect on net income, to conform with classifications adopted in the current year.

PREOPENING EXPENSES

    Preopening expenses consist principally of direct incremental personnel costs and advertising and marketing expenses. In accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, preopening expenses incurred prior to January 31, 1999 ($33.8 million), on projects opening after that date, are reflected, net of income tax benefit of $11.8 million, as a cumulative effect of a change in accounting principle for preopening expenses in the consolidated statements of income. Preopening expenses incurred after January 31, 1999 are expensed as incurred.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Previously, these costs were capitalized prior to the opening of the specific project and were charged to expense at the commencement of operations.

    For the year ended January 31, 2000, preopening expenses of $83.0 million relate primarily to Mandalay Bay, The Four Seasons at Mandalay Bay, and the Company's joint venture in Detroit. For the year ended January 31, 1998, preopening expenses amounted to $3.4 million related to the opening of a hotel tower at Gold Strike Casino Resort in Tunica County, Mississippi.

ABANDONMENT LOSS

    During fiscal 2000, the Company wrote off $5.4 million related to a proposed timeshare resort in Las Vegas which the Company decided not to pursue.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect the disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROPERTY, EQUIPMENT AND LEASEHOLD INTERESTS

    Property, equipment and leasehold interests consist of the following:

                                                                    JANUARY 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Land and land leases........................................  $  364,781   $  362,661
Buildings and improvements..................................   2,872,900    1,851,511
Equipment, furniture and fixtures...........................     896,435      653,058
Leasehold interests and improvements........................      11,305       11,192
                                                              ----------   ----------
                                                               4,145,421    2,878,422
Less--accumulated depreciation and amortization.............    (893,776)    (733,967)
                                                              ----------   ----------
                                                               3,251,645    2,144,455
Construction in progress....................................      83,426      856,367
                                                              ----------   ----------
                                                              $3,335,071   $3,000,822
                                                              ==========   ==========

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 3. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                    JANUARY 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Amounts due under bank credit agreements at floating
  interest rates, weighted average of 6.8% and 6.0%.........  $1,425,000   $1,130,000
Amounts due under corporate debt program at floating
  interest rates, weighted average of 6.2% and 5.7%.........      50,000       50,000
Amounts due under majority-owned joint venture revolving
  credit facility at floating interest rates, weighted
  average of 7.1%...........................................     150,000           --
9 1/4% Senior Subordinated Notes due 2005...................     275,000      275,000
6.45% Senior Notes due 2006 (net of unamortized discount of
  $264 and $308)............................................     199,736      199,692
7 5/8% Senior Subordinated Debentures due 2013..............     150,000      150,000
6 3/4% Senior Subordinated Notes due 2003 (net of
  unamortized discount of $55 and $71)......................     149,945      149,929
7.0% Debentures due 2036 (net of unamortized discount of
  $119 and $133)............................................     149,881      149,867
6.70% Debentures due 2096 (net of unamortized discount of
  $183 and $231)............................................     149,817      149,769
Other notes.................................................       4,935        8,373
                                                              ----------   ----------
                                                               2,704,314    2,262,630
Less--current portion.......................................     (13,022)      (3,481)
                                                              ----------   ----------
                                                              $2,691,292   $2,259,149
                                                              ==========   ==========

    The Company has established a corporate debt program whereby it can issue commercial paper or similar forms of short-term debt. Although the debt instruments issued under this program are short term in tenor, they are classified as long-term debt because (i) they are backed by long-term debt facilities (see below) and (ii) it is management's intention to continue to replace such borrowings on a rolling basis as various instruments come due and to have such borrowings outstanding for longer than one year. To the extent that the Company incurs debt under this program, it maintains an equivalent amount of credit available under its bank credit facility, discussed more fully below.

    In May 1997, the Company renegotiated its $1.5 billion unsecured credit facility, dated January 29, 1996. This agreement was replaced by a new $2 billion unsecured credit facility which matures on July 31, 2002 (the "Facility"). See Note 4--Leasing Arrangements, for permanent reductions in the availability under the credit facility due to certain operating lease transactions. The maturity date may be extended for an unlimited number of one-year periods with the consent of the bank group. The Facility contains financial covenants regarding total debt and investments. The Facility is for general corporate purposes. The Company incurs commitment fees (currently 17.5 basis points) on the unused portion of the Facility. As of January 31, 2000, the Company had $1.4 billion of borrowings under the Facility. At such date, the Company also had $50 million issued under the corporate debt program thus reducing, by that amount, the credit available under the Facility for purposes other than repayment of such indebtedness. The fair value of the debt issued under the Facility and the corporate debt program approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 3. LONG-TERM DEBT (CONTINUED)

    On December 14, 1999, the Company acquired an additional 8.5% ownership interest in the joint venture that owns and operates MotorCity Casino in Detroit, Michigan bringing the total ownership interest to 53.5%. Therefore, long-term debt of that joint venture is reflected as an obligation of the Company. In June 1999, the joint venture entered into a $150 million reducing revolving credit facility (the "Detroit Facility") which matures on June 30, 2003. The Detroit Facility reduces by fixed amounts quarterly, beginning on December 31, 2000, and contains financial covenants regarding total debt, capital expenditures and investments. The Detroit Facility was used primarily to develop and construct the temporary casino facility. The Detroit Facility is unconditionally guaranteed by the Company, subject to release after one year if certain performance measures are reached. As of January 31, 2000, the joint venture had $150 million of borrowings outstanding under the Detroit Facility. The fair value of the debt issued under the Detroit Facility approximates the carrying amount of the debt.

    In November 1998, the Company issued $275 million principal amount of 9 1/4% Senior Subordinated Notes due December 2005 (the "9 1/4% Notes"), with interest payable each June and December. The 9 1/4% Notes are redeemable at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium at any time prior to December 1, 2002. The 9 1/4% Notes are also redeemable at the option of the Company, in whole or in part, beginning December 1, 2002 at prices declining annually to 100% on or after December 1, 2004. The Company may also use the net proceeds of a public offering of equity securities to redeem up to 35% of the 9 1/4% Notes prior to December 1, 2001. The 9 1/4% Notes are not subject to any sinking fund requirements. The net proceeds from this offering were used to repay borrowings under the Company's credit facility. As of January 31, 2000, the estimated fair value of the 9 1/4% Notes was $273.6 million, based on their trading price.

    In November 1996, the Company issued $150 million principal amount of 7.0% Debentures due November 2036 (the "7.0% Debentures"). The 7.0% Debentures may be redeemed at the option of the holder in November 2008. Also, in November 1996, the Company issued $150 million principal amount of 6.70% Debentures due November 2096 (the "6.70% Debentures"). The 6.70% Debentures may be redeemed at the option of the holder in November 2003. Both the 7.0% Debentures, which were discounted to $149.8 million, and the 6.70% Debentures, which were discounted to $149.7 million, have interest payable each May and November, are not redeemable by the Company prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 2000, the estimated fair value of the 7.0% Debentures was $131.3 million and the estimated fair value of the 6.70% Debentures was $139.1 million, based on their trading prices.

    In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45% Notes"), with interest payable each February and August. The 6.45% Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from this offering were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 2000, the estimated fair value of the 6.45% Notes was $177.0 million, based on their trading price.

    In July 1993, the Company issued $150 million principal amount of 6 3/4% Senior Subordinated Notes (the "6 3/4% Notes") due July 2003 and $150 million principal amount of 7 5/8% Senior Subordinated Debentures (the "7 5/8% Debentures") due July 2013, with interest payable each July and January. The
6 3/4% Notes, which were discounted to $149.8 million, and the 7 5/8% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 3. LONG-TERM DEBT (CONTINUED)
program. As of January 31, 2000, the estimated fair value of the 6 3/4% Notes was $138.8 million and the estimated fair value of the 7 5/8% Debentures was $126.0 million, based on their trading prices.

    The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, they are accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in the period of change. Otherwise, gains and losses are not recognized except to the extent that the financial instrument is disposed of prior to maturity. Net interest paid or received pursuant to the financial instrument is included as interest expense in the period.

    The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable-rate nature of the debt under the Company's corporate debt program. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 6.1%) and receives a variable interest rate (weighted average of approximately 6.1% at January 31, 2000) on $550 million notional amount of "initial" swaps. The net effect of all such swaps resulted in additional interest expense of $1.7 million for the year. Two of the initial swaps with a combined notional amount of $150 million provide that the swaps will terminate two business days after any date on which three-month LIBOR is set at or above 9.0% on or after October 15, 2000 for $100 million notional amount and on or after January 15, 2001 for $50 million notional amount. These swaps otherwise terminate in fiscal 2008. The remaining two initial swaps of $200 million notional amount each terminate in fiscal 2003 and 2004.

    The Company had also entered into a forward interest rate swap with a notional amount of $200 million which has an effective date of December 31, 1999 and a termination date of March 31, 2000. Under this agreement, the Company paid a fixed rate of 6.1% and received a variable interest rate based on three-month LIBOR.

    The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 2000, the Company would have received a net amount of approximately $11.4 million based on quoted market values from the various financial institutions holding the swaps.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133--Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement establishes accounting and reporting standards for derivative financial instruments. The provisions of SFAS 133 require that a company recognize derivatives as either assets or liabilities on its balance sheet and that the instrument be valued at its fair value. The statement also defines the criteria and conditions which govern the recognition of subsequent changes in the fair value of the instrument as either balance sheet or income statement events. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this pronouncement to materially impact its results of operations or financial position.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 3. LONG-TERM DEBT (CONTINUED)
    As of January 31, 2000, under the Company's most restrictive loan covenant, the Company was restricted from issuing additional debt in excess of approximately $10 million.

    Required annual principal payments as of January 31, 2000 are as follows:

YEAR ENDING JANUARY 31, (IN THOUSANDS)
--------------------------------------
2001........................................................  $   13,022
2002........................................................      52,793
2003........................................................   1,535,274
2004........................................................     175,219
2005........................................................         274
Thereafter..................................................     927,732
                                                              ----------
                                                              $2,704,314
                                                              ==========

NOTE 4. LEASING ARRANGEMENTS

    On October 30, 1998, the Company entered into an operating lease agreement with a group of financial institutions (the "Lease Facility") to permit the Company to lease up to $200 million of equipment. As of June 30, 1999, the Company had utilized the entire $200 million Lease Facility to lease equipment at Mandalay Bay and the commitment under the Company's bank credit facility was permanently reduced to $1.8 billion. The base term of the lease expires June 30, 2001, but the lease provides for up to two successive one-year renewal terms. The rent expense related to this lease facility is reported separately on the consolidated statements of income as operating lease rent.

    On October 31, 1999, the lease pursuant to which the Company operated the Silver City Casino expired and the Company ceased operation of that facility.

    The Company also leases various storage facilities and equipment and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule of future minimum rental payments required as of January 31, 2000 under those operating leases that have lease terms in excess of one year:

YEAR ENDING JANUARY 31, (IN THOUSANDS)
--------------------------------------
2001........................................................  $40,236
2002........................................................   20,789
2003........................................................    1,709
2004........................................................    1,036
2005........................................................      636
Thereafter..................................................    6,109
                                                              -------
                                                              $70,515
                                                              =======

    Rent expense for all leases accounted for as operating leases was as follows:

                                                        YEAR ENDING JANUARY 31,
                                                     ------------------------------
                                                       2000       1999       1998
                                                     --------   --------   --------
                                                             (IN THOUSANDS)
Operating rent expense.............................  $27,988     $3,454     $3,211
                                                     =======     ======     ======

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 5.  INCOME TAX

    The components of the provision for income tax are as follows:

                                                      YEAR ENDED JANUARY 31,
                                                  ------------------------------
                                                    2000       1999       1998
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Current
  Federal.......................................  $ 38,069   $34,810    $36,980
  State.........................................       734       510        491
                                                  --------   -------    -------
                                                    38,803    35,320     37,471
                                                  --------   -------    -------
Deferred
  Federal.......................................   (11,687)   20,297     20,543
                                                  --------   -------    -------
                                                  $ 27,116   $55,617    $58,014
                                                  ========   =======    =======

    The Company has recognized a tax benefit of $1.7 million, $38,000 and $0.9 million related to the exercise of stock options for the fiscal years ended January 31, 2000, 1999 and 1998, respectively. Such amounts reduce the current portion of taxes payable.

    The cumulative balance of the deferred tax liability is due predominantly to temporary book/tax depreciation differences. The components of deferred income tax expense are as follows:

                                                      YEAR ENDED JANUARY 31,
                                                  ------------------------------
                                                    2000       1999       1998
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Additional depreciation resulting from the use
  of accelerated methods for tax purposes and
  the straight-line method for financial
  statement purposes............................
                                                  $ 10,723   $11,811    $14,089
Effect of writing off preopening expenses for
  financial statement purposes and amortizing
  over five years for tax purposes..............   (16,932)    1,062      1,281
Difference between book and tax basis of assets
  written off...................................        --       497        327
Book reserve for bad debts not currently
  deductible for tax purposes...................    (2,715)     (872)      (462)
Difference between book and tax basis of
  investments in unconsolidated affiliates......    (2,294)    3,392      5,730
Outstanding chips and tokens....................        42     1,501       (150)
Capitalized interest............................       431     2,993      1,432
Other, net......................................      (942)      (87)    (1,704)
                                                  --------   -------    -------
                                                  $(11,687)  $20,297    $20,543
                                                  ========   =======    =======

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 5.  INCOME TAX (CONTINUED)
    The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate is as follows:

                                                                   YEAR ENDED JANUARY 31,
                                                            ------------------------------------
                                                              2000          1999          1998
                                                            --------      --------      --------
Federal statutory tax rate............................        35.0%         35.0%         35.0%
Nondeductible goodwill................................         5.3           2.5           2.4
Nondeductible political contributions.................          .8           2.0            .3
Nondeductible compensation............................          --            --           2.2
Nondeductible tax credits.............................        (1.8)          (.6)          (.5)
Other, net............................................         (.2)           .6           (.2)
                                                              ----          ----          ----
Effective tax rate....................................        39.1%         39.5%         39.2%
                                                              ====          ====          ====

    The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 2000 and 1999, under the provisions of Statement of Financial Accounting Standards No. 109, are as follows:

                                                          YEAR ENDED JANUARY 31,
                                                          -----------------------
                                                             2000         1999
                                                          ----------   ----------
                                                              (IN THOUSANDS)
Deferred tax liabilities
  Property and equipment................................   $192,898     $176,592
  Investments in unconsolidated affiliates..............     17,310       18,697
  Other.................................................      9,647       13,205
                                                           --------     --------
    Gross deferred tax liabilities......................    219,855      208,494
                                                           --------     --------
Deferred tax assets
  Accrued vacation benefits.............................      6,471        5,045
  Bad debt reserve......................................      4,832        2,117
  Preopening expense, net of amortization...............     17,451          520
  Other.................................................      6,861        8,468
                                                           --------     --------
    Gross deferred tax assets...........................     35,615       16,150
                                                           --------     --------
    Net deferred tax liabilities........................   $184,240     $192,344
                                                           ========     ========

NOTE 6.  EMPLOYEE RETIREMENT PLANS

    Approximately 41% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer, defined benefit pension plans. The Company contributed $12.8 million, $10.2 million and $9.9 million during the years ended January 31, 2000, 1999 and 1998, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

    The Company also has a profit sharing and investment plan covering primarily nonunion employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 6.  EMPLOYEE RETIREMENT PLANS (CONTINUED)
Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan are determined based on employees' years of service and matching of employees' contributions, and were approximately $4.7 million, $4.5 million and $4.2 million in the years ended January 31, 2000, 1999 and 1998. Contributions are funded with cash.

    On June 18, 1998, the Company adopted a Supplemental Executive Retirement Plan ("SERP"). The SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service, compensation and SERP tier. For the fiscal year ending January 31, 2000, approximately $2.9 million of benefits were accrued and expensed. The SERP is being funded through life insurance contracts on the key employees, though the plan does not require formal funding. At January 31, 2000, the life insurance contracts had a value of $10.3 million. The vested benefit obligation and accumulated benefit obligation were $6.0 million and $11.2 million, respectively, at January 31, 2000.

NOTE 7.  STOCK OPTIONS

    The Company has various stock option plans for executive, managerial and supervisory personnel as well as the Company's outside directors and consultants. The plans permit grants of options, performance shares and restricted stock awards relating to the Company's common stock. The stock options are generally exercisable in one or more installments beginning not less than six months after the grant date.

    Summarized information for stock option plans is as follows:

                                                          YEAR ENDED JANUARY 31,
                                   --------------------------------------------------------------------
                                           2000                   1999                    1998
                                   --------------------   ---------------------   ---------------------
                                               WEIGHTED                WEIGHTED                WEIGHTED
                                               AVERAGE                 AVERAGE                 AVERAGE
                                               EXERCISE                EXERCISE                EXERCISE
                                    OPTIONS     PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                                   ---------   --------   ----------   --------   ----------   --------
Outstanding at beginning of
  year...........................  3,872,674    $14.72     5,143,505    $23.94     7,183,560    $25.43
Granted..........................  3,354,666     14.20     3,188,335     12.51       575,000     23.52
Exercised........................   (878,914)    18.08       (16,500)    13.29      (341,005)    20.75
Canceled.........................   (333,467)    19.08    (4,442,666)    23.81    (2,274,050)    29.01
                                   ---------              ----------              ----------
Outstanding at end of year.......  6,014,959    $13.70     3,872,674    $14.72     5,143,505    $23.94
                                   =========              ==========              ==========
Options exercisable at end of
  year...........................  1,937,662    $13.71     1,314,005    $21.19     3,340,498    $22.54
Options available for grant at
  end of year....................  1,927,032               3,973,231               2,026,900

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 7.  STOCK OPTIONS (CONTINUED)
    The following table summarizes information about stock options outstanding at January 31, 2000:

                                    OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                            ------------------------------------   ----------------------
                                           WEIGHTED
                                            AVERAGE     WEIGHTED                 WEIGHTED
                                           REMAINING    AVERAGE                  AVERAGE
                              NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
RANGE OF EXERCISE PRICES    OUTSTANDING   LIFE (YRS)     PRICE     EXERCISABLE    PRICE
------------------------    -----------   -----------   --------   -----------   --------
$11.25 to $11.25..........   2,161,793        5.77       $11.25     1,457,662     $11.25
13.00 to 13.00............   2,824,333        9.02        13.00            --         --
14.50 to 23.08............     780,000        6.25        19.72       480,000      21.18
24.00 to 24.00............     248,833        9.30        24.00            --         --
                             ---------        ----       ------     ---------     ------
                             6,014,959        7.51       $13.70     1,937,662     $13.71
                             =========        ====       ======     =========     ======

    In December 1998, replacement options to purchase an aggregate of approximately 2.6 million shares of the Company's common stock were awarded at an exercise price of $11.25 per share, subject to the surrender for cancellation of 3.9 million options with an average exercise price of $24.29.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123--Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 15, 1995 and provides, among other things, that companies may elect to account for employee stock options using a fair value method or continue to apply the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25").

    Under SFAS 123, all employee stock option grants are considered compensatory. Compensation cost is measured at the date of grant based on the estimated fair value of the options determined using an option pricing model. The model takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the stock, expected dividends on the stock and the risk-free interest rate over the expected life of the option. Under APB 25, generally only stock options that have intrinsic value at the date of grant are considered compensatory. Intrinsic value represents the excess, if any, of the market price of the stock at the grant date over the exercise price of the options. Under both methods, compensation cost is charged to earnings over the period the options become exercisable.

    The Company has elected to continue to account for employee stock options under APB 25. Accordingly, no compensation cost has been recognized.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 7.  STOCK OPTIONS (CONTINUED)

    The following table discloses the Company's pro forma net income and net income per share assuming compensation cost for employee stock options had been determined consistent with SFAS 123. The table also discloses the weighted average assumptions used in estimating the fair value of each option grant on the date of grant using the Black-Scholes option pricing model, and the estimated weighted average fair value of the options granted. The model assumes no expected future dividend payments on the Company's common stock.

                                                                YEAR ENDED
                                                                JANUARY 31,
                                                            -------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                             2000       1999
---------------------------------                           --------   --------
Net income
  As reported.............................................  $42,163    $85,198
  Pro forma...............................................   31,527     79,722
Net income per share (basic)
  As reported.............................................  $   .47    $   .90
  Pro forma...............................................      .35        .84
Net income per share (diluted)
  As reported.............................................  $   .46    $   .90
  Pro forma...............................................      .34        .84
Weighted average assumptions
  Expected stock price volatility.........................     45.1%      43.6%
  Risk-free interest rate.................................      6.4%       5.0%
  Expected option lives (years)...........................      2.7        2.1
  Estimated fair value of options granted.................  $  4.79    $  3.50

    Because the accounting method prescribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the compensation cost reflected in the pro forma amounts shown above may not be representative of that to be expected in future years.

NOTE 8.  STOCK RELATED MATTERS

    On July 14, 1994, the Company declared a dividend of one common stock purchase right (the "Rights") for each share of common stock outstanding at the close of business on August 15, 1994. Each Right entitles the holder to purchase from the Company one share of common stock at an exercise price of $125, subject to certain antidilution adjustments. The Rights become exercisable ten days after the earlier of an announcement that an individual or group has acquired 15% or more of the Company's outstanding common stock or the announcement of commencement of a tender offer for 15% or more of the Company's common stock.

    In the event the Rights become exercisable, each Right (except the Rights beneficially owned by the acquiring individual or group, which become void) would entitle the holder to purchase, for the exercise price, a number of shares of the Company's common stock having an aggregate current market value equal to two times the exercise price. The Rights expire August 15, 2004, and may be redeemed by the Company at a price of $.01 per Right any time prior to their expiration or the acquisition of 15% or more of the Company's common stock. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors and are intended to cause

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 8.  STOCK RELATED MATTERS (CONTINUED)
substantial dilution to a person or group that attempts to acquire control of the Company on terms not approved by the Board of Directors.

    During the year ended January 31, 2000, the Company repurchased 1.7 million shares of its common stock at a cost of $29.6 million. In the fiscal years ended 1999 and 1998, the Company repurchased 4.5 million shares of its common stock at a cost of $51.6 million and 38,486 shares of its common stock at a cost of $1.3 million, respectively.

    During the year ended January 31, 1998, the Company elected to settle, for cash, outstanding put options on 2.0 million shares of its common stock and call options on 600,000 shares of common stock. The net cost to the Company was $9.4 million. The put and call options were entered into as a complement to the Company's overall share repurchase program.

    In connection with the acquisition of Gold Strike Resorts, New Way, Inc., a wholly owned subsidiary of the Company, issued 1,069,926 shares of $10.00 Cumulative Preferred Stock. Of the preferred shares issued, 866,640 were issued to another wholly owned subsidiary of the Company. During the year ended January 31, 1997, the Company purchased 9,864 shares of the preferred stock for $1.3 million. The price paid by the Company was based on the trading price of the Company's common stock prior to the transaction. On February 26, 1997, New Way, Inc. merged into another subsidiary of the Company and, therefore, the remaining preferred stock was converted into 754,666 shares of common stock.

    The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

NOTE 9.  EARNINGS PER SHARE

    Earnings per share is computed and presented in accordance with Statement of Financial Accounting Standards No. 128--Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, while diluted earnings per share reflects the additional dilution for all potentially dilutive securities, such as stock options.

    The table below reconciles weighted average shares outstanding used to calculate basic earnings per share with the weighted average shares outstanding used to calculate diluted earnings per share. There were no reconciling items for net income.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 9.  EARNINGS PER SHARE (CONTINUED)

                                                                  YEAR ENDED JANUARY 31,
                                                              ------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                           2000       1999       1998
-------------------------------------                         --------   --------   --------
Net income..................................................  $42,163    $85,198    $89,908
                                                              =======    =======    =======
Weighted average shares outstanding used in computation of
  basic earnings per share..................................   90,607     94,601     94,943
Stock options...............................................    1,289         70        309
                                                              -------    -------    -------
Weighted average shares outstanding used in computation of
  diluted earnings per share................................   91,896     94,671     95,252
                                                              =======    =======    =======
Basic earnings per share....................................  $   .47    $   .90    $   .95
                                                              =======    =======    =======
Diluted earnings per share..................................  $   .46    $   .90    $   .94
                                                              =======    =======    =======

NOTE 10.  INVESTMENTS IN UNCONSOLIDATED AFFILIATES

    The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of these companies. The investment balance also includes interest capitalized during construction. Investments in unconsolidated affiliates consist of the following:

                                                              JANUARY 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
Circus and Eldorado Joint Venture (50%)
  (Silver Legacy, Reno, Nevada).........................  $ 87,150   $ 74,871
Elgin Riverboat Resort (50%)
  (Grand Victoria, Elgin, Illinois).....................    40,780     42,461
Victoria Partners (50%)
  (Monte Carlo, Las Vegas, Nevada)......................   137,065    141,658
Detroit Entertainment (see below)
  (MotorCity Casino, Detroit, Michigan).................        --     12,717
                                                          --------   --------
                                                          $264,995   $271,707
                                                          ========   ========

    Effective December 14, 1999, the Company acquired an additional 8.5% interest in Detroit Entertainment, bringing its total investment to 53.5%. As a result of this majority ownership position, the Company is no longer accounting for its investment under the equity method and is consolidating Detroit Entertainment results beginning December 14, 1999.

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 10.  INVESTMENTS IN UNCONSOLIDATED AFFILIATES (CONTINUED)
    The Company's unconsolidated affiliates operate with fiscal years ending on December 31. Summarized balance sheet information of the unconsolidated affiliates as of December 31, 1999 and 1998 is as follows:

(IN THOUSANDS)                                              1999       1998
--------------                                            --------   --------
Current assets..........................................  $ 95,602   $ 81,539
Property and other assets, net..........................   698,982    747,790
Current liabilities.....................................    71,712     74,177
Long-term debt and other liabilities....................   261,006    283,006
Equity..................................................   461,866    472,146

    Summarized results of operations of the unconsolidated affiliates for the years ended December 31, 1999 and 1998 are as follows:

(IN THOUSANDS)                                              1999       1998
--------------                                            --------   --------
Revenues................................................  $764,664   $676,268
Expenses................................................   577,193    518,169
Operating income........................................   187,471    158,099
Net income..............................................   166,816    134,405

NOTE 11.  COMMITMENTS AND CONTINGENT LIABILITIES.

    In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition to the joint venture's $230 million bank credit agreement, Mandalay is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined).

    The Company has formed a joint venture with the Detroit-based Atwater Casino Group to build, own and operate a hotel/casino in Detroit, Michigan. This joint venture is one of three groups which negotiated development agreements with the city. Mandalay had an initial 45% ownership interest in the joint venture. Effective December 14, 1999, the Company acquired an additional 8.5% interest at a cost of $38.4 million, thus increasing its total ownership interest to 53.5%.

    Pending the development of a permanent hotel/casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. MotorCity Casino contains approximately 75,000 square feet of gaming space, with approximately 2,600 slot machines and 136 table games, plus five restaurants and a 3,450-space parking facility. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed pursuant to the joint venture's $150 million credit facility, which is secured by the assets associated with the temporary casino. Mandalay has guaranteed this credit facility subject to the release of the guaranty if certain performance measures are reached. The joint venture's operation of the temporary casino is subject to ongoing regulatory oversight, and its ability to proceed with a permanent hotel/casino facility is contingent upon the receipt of all necessary gaming approvals and satisfaction of other conditions.

    The Detroit joint venture is planning a $600 million permanent hotel/casino facility. The Company has committed to contribute 20% of this amount in the form of equity, and the joint venture will seek

                     MANDALAY RESORT GROUP AND SUBSIDIARIES

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES. (CONTINUED) project-specific funding for the balance of the cost. The development agreement provides that Mandalay will guarantee completion of the permanent facility and will enter into a keep-well guarantee with the city, pursuant to which it could be required to contribute additional funds, if and as needed, to continue operation of the project for a period of two years. This keep-well agreement also applies to the temporary casino.

    Mandalay has issued letters of credit totaling $50 million for the benefit of Bank of America in order to back letters of credit issued by Bank of America for the same total amount. The Bank of America letters of credit were issued to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds are to be used to finance costs associated with activities (including acquisition) relating to the land on which the permanent facility will be built.

    Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Detroit Casino Competitive Selection Process and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability to MotorCity Casino. No assurance can be given regarding the timing and outcome of these proceedings. An adverse ruling in any of these lawsuits could adversely impact the status of the joint venture's operation of the temporary facility, as well as its ability to obtain a certificate of suitability and a casino license for its permanent facility.

    The Company is a defendant in various pending litigation. In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Mandalay Resort Group:

    We have audited the accompanying consolidated balance sheets of Mandalay Resort Group (a Nevada corporation) and subsidiaries as of January 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mandalay Resort Group and subsidiaries as of January 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended
January 31, 2000, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note 1 of Notes to Consolidated Financial Statements, the Company changed its method of accounting for preopening expenses effective February 1, 1999.

                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 22, 2000

                  MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

    The Company is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, results of operations and cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, the Company is required to include amounts based on estimates and judgments which management believes are reasonable under the circumstances.

    The Company maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal audit staff.

    The Board of Directors fulfills its responsibility for the Company's financial statements through its audit committee, which is composed solely of directors who are not Company officers or employees. The audit committee meets from time to time with the independent public accountants, management and the internal auditors. The independent public accountants have direct access to the audit committee, with or without the presence of management representatives.

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                                     [LOGO]
                             MANDALAY RESORT GROUP

                  OFFER TO EXCHANGE UP TO $500,000,000 OF ITS

                   10 1/4% SENIOR SUBORDINATED NOTES DUE 2007

              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,

                         FOR UP TO $500,000,000 OF ITS
             OUTSTANDING 10 1/4% SENIOR SUBORDINATED NOTES DUE 2007

                                 -------------

                                   PROSPECTUS

                                 -------------

                               SEPTEMBER 5, 2000

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